Filed pursuant to Rule 424(b)(3)

Registration No. 333-133572

First Citizens Bancorp

2305 Keith Street

Cleveland, Tennessee 37311

To the Shareholders of First Citizens Bancorp

The Board of Directors of First Citizens Bancorp (“First Citizens”) has unanimously approved a merger combining First Citizens and BB&T Corporation (“BB&T”). In the merger, you will receive, depending upon your election, 1.30 shares of BB&T common stock, an amount in cash equal to 1.30 multiplied by the average last sale prices of BB&T common stock for the five trading days prior to the closing date of the merger or a combination of both cash and BB&T common stock (calculated as above), as you may designate in your election form, for each share of First Citizens common stock that you own (up to the aggregate cash consideration available to all First Citizens shareholders in the merger) plus cash instead of any fractional shares. To the extent that total cash elections from First Citizens shareholders exceed the aggregate cash available, First Citizens shares exchanged for the cash election will be reallocated to the stock election on a proportional basis, as described in more detail in the accompanying proxy statement/prospectus.

BB&T common stock is listed on the New York Stock Exchange (“NYSE”) under the symbol “BBT.” On January 11, 2006, the last full NYSE trading day before public announcement of the merger, the closing price of BB&T common stock was $41.94. Based on the 1.30 exchange ratio and the closing price of BB&T common stock on January 11, 2006, the implied dollar value of the BB&T common stock merger consideration (including all cash to be paid in respect of shares of First Citizens common stock) was approximately $54.52 per share of First Citizens common stock, and the implied transaction value was approximately $142.6 million. On June 13, 2006, the latest practicable date prior to the printing of this document, the closing price of BB&T common stock was $42.23. Based on the 1.30 exchange ratio and the closing price of BB&T common stock on June 13, 2006, the implied dollar value of the BB&T common stock merger consideration (including all cash to be paid in respect of shares of First Citizens common stock) was approximately $54.90 per share of First Citizens common stock, and the implied transaction value was approximately $142.7 million. BB&T expects to issue approximately 2,533,720 million shares of common stock in the merger (excluding any shares of BB&T common stock issued as a result of the exercise of First Citizens stock options prior to the merger), which will represent less than 1% of the outstanding BB&T common stock following completion of the merger assuming 75% stock consideration.

The price of BB&T common stock will fluctuate prior to completion of the merger. As explained on pages 2, 15 and 16 of this proxy statement/prospectus, the merger does not include a price-based termination right, and First Citizens has not obtained updated fairness opinions from its financial advisors.

We expect the merger to generally be tax-free with respect to the BB&T common stock you receive and generally taxable with respect to cash you receive.

At the special meeting you will consider and vote on approval of the merger agreement. The merger cannot be completed unless holders of at least a majority of the shares of First Citizens common stock entitled to vote approve the merger agreement.

The special meeting will be held at 9:00 a.m., Eastern time, on Tuesday, July 11, 2006 at First Citizens’ main offices at 2305 Keith Street, Cleveland, Tennessee 37311. You are cordially invited to attend.

This proxy statement/prospectus provides you with detailed information about the proposed merger. We encourage you to read this entire document carefully.

Your vote is very important. Whether or not you plan to attend the meeting, please take the time to vote by completing and mailing the enclosed proxy card. If you fail to vote, the effect will be the same as a vote against the merger agreement.

The First Citizens Board of Directors has unanimously determined that the merger is advisable and in the best interests of First Citizens and its shareholders, and has unanimously approved the merger agreement. Accordingly, on behalf of the First Citizens Board of Directors, I urge you to vote “FOR” approval of the merger agreement as defined by this proxy statement/prospectus.

Sincerely,

Kenneth H. Rayborn
President and Chief Executive Officer

This proxy statement/prospectus is dated June 15, 2006 and is expected to be first mailed to shareholders of First Citizens on or about June 16, 2006.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of the merger or BB&T common stock to be issued in the merger or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The shares of BB&T common stock to be issued in the merger are not savings or deposit accounts or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about BB&T from other documents that are not included in or delivered with this proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You may obtain copies of those documents by accessing the Securities and Exchange Commission’s Internet website maintained at “http://www.sec.gov” or by requesting copies in writing or by telephone from BB&T at the following address and telephone number:

BB&T Corporation

Investor Relations

150 South Stratford Road, Suite 300

Winston-Salem, North Carolina 27104

(336) 733-3058

If you would like to request documents, please do so by July 3, 2006 in order to receive them before the special meeting. If you request any documents incorporated by reference from us, we will mail them to you promptly by first class mail or similar means.

See “Where You Can Find More Information” on pages 83-85.

First Citizens Bancorp

2305 Keith Street

Cleveland, Tennessee 37311

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 11, 2006

First Citizens Bancorp (“First Citizens”) will hold its special meeting of shareholders on July 11, 2006 at 9:00 a.m. Eastern time, at the main offices of First Citizens located at 2305 Keith Street, Cleveland, Tennessee 37311, for the following purposes:

•	To consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of January 11, 2006, as amended by Amendment No. 1 to Merger Agreement, dated May 18, 2006, together referred to in this notice and the accompanying proxy statement/prospectus as the “merger agreement,” between First Citizens and BB&T Corporation (“BB&T”), providing for the merger of First Citizens with and into BB&T. In the merger, each share of First Citizens common stock will be converted into the right to receive, according to each First Citizens shareholder’s election, 1.30 shares of BB&T common stock, an amount of cash equal to 1.30 multiplied by the average of the last sale prices of BB&T common stock for the five trading days prior to the closing date of the merger or a combination of BB&T common stock and cash, as designated by the shareholder in the election form (up to the aggregate cash consideration available to all First Citizens shareholders in the merger). To the extent that total cash elections from First Citizens shareholders exceed the aggregate cash consideration available to all First Citizens shareholders in the merger, First Citizens shares exchanged for the cash election will be reallocated to the stock election on a proportional basis, as described in more detail in the accompanying proxy statement/prospectus. A copy of the merger agreement, as amended, is attached as Appendix A to the accompanying proxy statement/prospectus.

•	To approve the adjournment of the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the above proposal.

•	To transact any other business that may properly come before the meeting or any adjournment or postponement of the meeting.

Additional information about the proposals set forth above may be found in the accompanying proxy statement/prospectus. Please carefully review the accompanying proxy statement/prospectus and merger agreement, as amended, attached as Appendix A to the accompanying proxy statement/prospectus.

Holders of shares of First Citizens common stock as of the close of business on June 8, 2006, the record date, are entitled to notice of the meeting and to vote at the meeting or any adjournments or postponements of the meeting. If your shares are not registered in your own name, you will need additional documentation from the record holder in order to vote personally at the meeting.

The First Citizens Board of Directors has unanimously determined that the merger is advisable and in the best interests of First Citizens and its shareholders, and has unanimously approved the merger agreement. Accordingly, on behalf of the First Citizens Board of Directors, I urge you to vote “FOR” approval of the merger agreement.

You are strongly urged to vote “FOR” the above proposals. All First Citizens shareholders, whether or not they expect to attend the special meeting in person, are requested to complete, date, sign, and return the enclosed form of proxy in the accompanying envelope, which requires no postage if mailed in the United States. You may revoke your proxy at any time before the vote is taken by filing with First Citizens’ Secretary an instrument of revocation or a duly executed form of proxy bearing a later date, or by voting in person at the special meeting or by oral revocation in person to any of the persons named on the enclosed proxy card at the special meeting. Attendance at the meeting, however, will not by itself revoke a proxy.

If the merger is completed, those shareholders of First Citizens who do not vote to approve the merger agreement and who follow certain procedures as required by Tennessee law and described in this proxy statement/prospectus will be entitled to exercise appraisal rights and receive the “fair value” of their shares in cash under Tennessee law. Appendix D to this proxy statement/prospectus includes the relevant provisions of Tennessee law regarding these rights.

By Order of the Board of Directors

Kenneth H. Rayborn
President and Chief Executive Officer

Cleveland, Tennessee

June 15, 2006

Regardless of the number of shares you hold, your vote is very important. Please complete, sign, date and promptly return the proxy card in the enclosed envelope so that your shares will be represented, whether or not you plan to attend the special meeting. Failure to secure a quorum on the date set for the special meeting will require an adjournment that will cause us to incur considerable additional expense.

PAGE
SUMMARY	1
Holders of First Citizens Common Stock Will Receive Shares of BB&T Common Stock, Cash or a Combination of Cash and Shares of BB&T Common Stock in the Merger	1
You Generally Will Not Be Subject to Federal Income Tax on Shares Received in the Merger	3
BB&T Expects to Continue to Pay Quarterly Dividends	3
First Citizens’ Board of Directors Unanimously Recommends Shareholder Approval	3
First Citizens’ Reasons for the Merger	3
First Citizens’ Board of Directors Received Fairness Opinions from Hovde Financial, LLC and Southard Financial	4
First Citizens Shareholders Do Have Dissent and Appraisal Rights	4
First Citizens Shareholders Will Vote on the Merger at the Special Shareholders’ Meeting to be Held on July 11, 2006	4
The Companies	4
The Merger	5
A Vote of a Majority of the Outstanding Shares of First Citizens Common Stock Is Required to Approve the Merger	5
The Record Date Has Been Set at the close of business on June 8, 2006; First Citizens Shareholders Will Have One Vote per Share of First Citizens Common Stock	5
Certain Interests of First Citizens Directors and Executive Officers in the Merger that Differ From Your Interests	6
BB&T Will Assume First Citizens Stock Options	7
Regulatory Approvals We Must Obtain for the Merger to Occur	8
There Are Other Conditions That Must Be Satisfied or Waived Before BB&T and First Citizens Are Able To Complete the Merger	8
Termination of the Merger Agreement	8
BB&T and First Citizens May Amend the Merger Agreement	9
In Some Circumstances First Citizens May Be Required to Pay BB&T a Termination Fee	9
BB&T to Use Purchase Accounting Treatment	10
Share Price Information	10
There are Differences Between the Rights of BB&T’s and First Citizens’ Shareholders	10
BB&T Common Stock Issued in the Merger will be Listed on the NYSE	10
What You Need to Do Now	10
Comparative Market Prices and Dividends	11
Selected Consolidated Financial Data	13
Recent Developments	13

RISK FACTORS	15

A WARNING ABOUT FORWARD-LOOKING INFORMATION	17

SPECIAL SHAREHOLDERS’ MEETING	19
General	19
Who Can Vote at the Special Meeting	19

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ii

iii

SUMMARY

This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read carefully this entire document and the documents to which we refer you. See “Where You Can Find More Information” on page 83.

Holders of First Citizens Common Stock Will Receive Shares of BB&T Common Stock, Cash or a Combination of Cash and Shares of BB&T Common Stock in the Merger (see page 39).

Under the merger agreement, you will receive one of the following forms of payment of the merger consideration in exchange for each of your shares of First Citizens common stock, as elected by you:

•	1.30 shares of BB&T common stock—the “per share stock consideration”;

•	An amount in cash equal to 1.30 multiplied by the average of the last sale prices of BB&T common stock for the five trading days prior to the closing date of the merger—the “per share cash consideration”; or

•	A combination of cash and BB&T common stock as designated on the election form by the First Citizens shareholders.

BB&T will deliver or mail to you a form of election and instructions for making your election as to the form of consideration you prefer to receive in the merger. The available elections, election procedures and deadline for making elections are described under the heading “The Merger—Election of the Form of Payment of the Merger Consideration” on page 42. You may elect per share stock consideration with respect to a portion of your shares and per share cash consideration with respect to the remainder of your shares. To be effective, an election form must be properly completed and received by BB&T no later than 5:00 p.m. Eastern time on July 20, 2006. If you do not make an election by the election deadline, you will be deemed to have made an election to receive BB&T common stock.

After the election deadline, the elections made by First Citizens shareholders will be adjusted so that BB&T is not paying cash consideration for more than 25% of the shares of First Citizens common stock outstanding at the close of business on the closing date. As a result, the merger agreement provides rules, which are described under the heading “The Merger—Allocation of the Merger Consideration” on page 42 to allocate the stock and cash forms of merger consideration, based on the elections made by the First Citizens shareholders. Accordingly, if you elect per share cash consideration or a combination of per share cash consideration and per share stock consideration, you may receive cash for a lesser number of shares of First Citizens common stock than you elect. This could result in, among other things, tax consequences that differ from those that would have resulted had you received the exact form of merger consideration you elected. No fractional shares of BB&T common stock will be issued in connection with the merger. Instead, cash will be paid instead of any fractional share of BB&T common stock to which you would otherwise be entitled.

The table below shows the closing price of BB&T common stock and the equivalent price per share of First Citizens common stock on January 11, 2006 (the last full NYSE trading day before public announcement of the merger) and on June 13, 2006 (the last practicable date prior to the date of this proxy statement/prospectus). The equivalent price per share of First Citizens common stock is calculated by multiplying the BB&T per share closing price by the stock exchange ratio of 1.30, which is the number of shares of BB&T common stock that First Citizens shareholders would receive in the merger for each share of First Citizens common stock that they own if they elect the per share stock consideration.

	January 11, 2006	June 13, 2006
BB&T	$41.94	$42.23
Equivalent Price Per Share of First Citizens Common Stock	$54.52	$54.90

Because the 1.30 stock exchange ratio is fixed, but the market price of BB&T will fluctuate prior to the merger, the pro forma equivalent price per share of First Citizens common stock will also fluctuate prior to the merger, and you will not know the final equivalent price per share of First Citizens common stock or the amount of per share cash consideration when you vote upon the merger.

Set forth below is a table showing a range of prices for shares of BB&T common stock and the corresponding equivalent value per share of First Citizens common stock that is converted into BB&T common stock that a First Citizens shareholder would receive in the merger for each share of First Citizens common stock. The table does not reflect the fact that cash will be paid instead of fractional shares.

Closing Price of BB&T Common Stock	Equivalent Price Per Share of First Citizens Common Stock
50.00	65.00
49.00	63.70
48.00	62.40
47.00	61.10
46.00	59.80
45.00	58.50
44.00	57.20
43.00	55.90
42.00	54.60
41.00	53.30
40.00	52.00
39.00	50.70
38.00	49.40
37.00	48.10
36.00	46.80
35.00	45.50

The table set forth on page 41 shows the relationship between the closing value stock price of BB&T common stock and the total amount of consideration that would be received in exchange for 100 shares of First Citizens common stock, depending on whether the holder of First Citizens stock elected to receive all cash, all stock, or a mix of cash and stock.

Neither First Citizens or BB&T (or their respective Boards of Directors) nor their financial advisors make any recommendation as to whether you should choose BB&T common stock, cash or a combination of cash and BB&T common stock for your shares of First Citizens common stock. You should consult with your own financial advisor about this decision.

BB&T common stock is traded on the New York Stock Exchange under the symbol “BBT.” You should obtain current stock price quotations from a newspaper, the Internet or your broker. We urge you to obtain information on the market value of BB&T common stock that is more recent than that provided in this proxy statement/prospectus. The merger does not include a price based-termination right or other protection against declines in the market value of BB&T common stock.

Each First Citizens Shareholder Should:

•	Complete, date and sign the enclosed proxy and return it promptly in the prepaid, pre-addressed envelope provided.

•	Complete, date and sign the election form that is being separately mailed to you and return it promptly in the prepaid, pre-addressed envelope provided to you with the election form.

Please do not send in your First Citizens stock certificates at this time. You will receive instructions from BB&T shortly after the merger is completed telling you how to exchange your First Citizens common stock certificates for merger consideration. To be effective, an election form must be properly completed and received by BB&T no later than 5:00 p.m. Eastern Time on July 20, 2006.

You Generally Will Not Be Subject to Federal Income Tax on Shares Received in the Merger (page 52).

For federal income tax purposes, the merger will be treated as a “reorganization” under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). As a result, you generally will not recognize any taxable gain or loss on the conversion of your shares of First Citizens common stock into shares of BB&T common stock in the merger. You will be taxed, however, on your gain if you receive any cash (i) in exchange for shares of First Citizens common stock or (ii) instead of any fractional share of BB&T common stock. Tax matters are complicated, and the tax consequences of the merger may vary among shareholders. We urge you to contact your own tax advisor for assistance in understanding fully how the merger will affect you.

BB&T Expects to Continue to Pay Quarterly Dividends.

BB&T currently pays regular quarterly cash dividends of $0.38 per share of its common stock, and, over the past five years, has had a dividend payout ratio typically in the range of 40% to 50% of earnings and a compound annualized dividend growth rate of 11.2%. BB&T has increased its quarterly cash dividend payments for 34 consecutive years. BB&T expects that it will continue to pay quarterly dividends consistent with this payout ratio, but may change that policy based on business conditions, BB&T’s financial condition, earnings, regulatory limitations or other factors.

First Citizens’ Board of Directors Unanimously Recommends Shareholder Approval (page 22).

The First Citizens Board of Directors believes that the merger is in the best interests of First Citizens shareholders and unanimously recommends that you vote “FOR” approval of the merger agreement.

First Citizens’ Reasons for the Merger (page 23).

First Citizens’ board of directors believes that the merger is in your best interest. The board considered a number of factors in deciding to approve and recommend the terms of the merger agreement to you. These factors included the following:

•	the value of the consideration to be received by First Citizens shareholders in the merger;

•	the fact that BB&T common stock is widely held and has an active trading market, whereas, First Citizens stock is relatively illiquid and is not publicly traded;

•	that BB&T has historically paid cash dividends on its shares of common stock;

•	financial and other information concerning BB&T and its market area;

•	the likely impact of the merger on the employees and customers of First Citizens; and

•	the competitive and regulatory environment for community banks generally.

First Citizens’ board of directors also took into account advice of its financial advisors, Hovde Financial, LLC and Southard Financial, each of whom issued an opinion that the consideration to be received by First Citizens common shareholders in the merger is fair, from a financial point of view.

First Citizens’ Board of Directors Received Fairness Opinions from Hovde Financial, LLC and Southard Financial (page 29, Appendix B; page 35, Appendix C).

First Citizens’ financial advisors, Hovde Financial, LLC (“Hovde”) and Southard Financial (“Southard”), have each given an opinion to the First Citizens Board of Directors that, as of January 10, 2006, and based on and subject to the considerations described in its opinion, the merger consideration was fair from a financial point of view to holders of shares of First Citizens common stock. The full text of the Hovde opinion is attached as Appendix B to this proxy statement/prospectus. The full text of the Southard opinion is attached as Appendix C to this proxy statement/prospectus. We encourage you to read the opinions carefully to understand the assumptions made, matters considered and limitations of the review undertaken by each of Hovde and Southard in rendering its fairness opinion. The opinions of each of Hovde and Southard have not been updated prior to the date of this document and does not reflect any change in circumstances after January 10, 2006.

Upon completion of the merger, Hovde will be entitled to a fee equal to approximately $ 1.43 million based on the last sale price of BB&T common stock as of June 13, 2006. First Citizens paid Southard a fee of $20,000 for rendering its opinion and reimbursed Southard for reasonable out-of-pocket expenses. First Citizens also has agreed to indemnify each of Hovde and Southard against certain liabilities, including liabilities under the federal securities laws.

First Citizens Shareholders Do Have Dissent and Appraisal Rights (page 59).

Under Tennessee law, holders of First Citizens common stock may exercise appraisal rights and, if the merger is consummated and all requirements of Tennessee law are satisfied by holders seeking to exercise such rights, may receive payment equal to the fair value of their shares of First Citizens common stock, determined in the manner set forth in Tennessee law. The procedures which must be followed in connection with the exercise of appraisal rights by dissenting shareholders are described herein under “The Merger—Appraisal Rights” and in Chapter 23 of the Tennessee Business Corporation Act (“TBCA”), a copy of which is attached as Appendix D to this proxy statement/prospectus. A shareholder seeking to exercise appraisal rights must deliver to First Citizens, before the shareholder vote on the merger agreement at the special meeting, a written objection to the merger stating that he or she intends to demand payment for his or her shares through the exercise of his or her statutory appraisal rights and must not vote his or her shares in favor of the merger agreement. Failure to take any required step in connection with the exercise of such rights may result in termination or waiver thereof.

First Citizens Shareholders Will Vote on the Merger at the Special Shareholders’ Meeting to be Held on July 11, 2006 (page 19).

First Citizens will hold a special shareholders’ meeting at 9:00 a.m., Eastern time, on July 11, 2006 at the main offices of First Citizens located at 2305 Keith Street, Cleveland, Tennessee 37311. At the meeting, you will vote on the merger agreement, the proposal to adjourn the special meeting, if necessary, to solicit additional proxies to approve the matters being voted upon at the meeting and any other business that properly arises.

The Companies (page 63).

BB&T Corporation

200 West Second Street

Winston-Salem, North Carolina 27101

(336) 733-2000

BB&T is a financial holding company headquartered in Winston-Salem, North Carolina. BB&T conducts its business operations primarily through its commercial bank subsidiaries, which have offices in North Carolina, South Carolina, Virginia, Maryland, Georgia, West Virginia, Tennessee, Kentucky, Alabama, Florida, Indiana and Washington, D.C. Substantially all of the loans by BB&T’s bank and nonbank subsidiaries are to businesses and individuals in these market areas. BB&T’s principal bank subsidiaries are Branch Banking and Trust Company (“Branch Bank”), Branch Banking and Trust Company of South Carolina, Branch Banking and Trust Company of Virginia, and BB&T Bankcard Corporation. BB&T’s principal assets are all of the issued and outstanding shares of common stock of its subsidiary banks and its nonbank subsidiaries. As of March 31, 2006, BB&T had consolidated total assets of $110.0 billion, consolidated net loans of $75.0 billion, consolidated deposits of $75.6 billion and consolidated shareholders’ equity of $11.0 billion.

First Citizens Bancorp

2305 Keith Street

Cleveland, Tennessee 37311

(423) 478-8650

First Citizens Bancorp was organized under the laws of the State of Tennessee in 1979 and is a registered bank holding company under the Bank Holding Company Act. As of March 31, 2006, First Citizens had total assets of approximately $719.8 million, net loans of approximately $499.1 million, total deposits of approximately $589.9 million and approximately $41.6 million of shareholders’ equity. First Citizens conducts its community banking business through three wholly-owned subsidiary banks organized under the laws of Tennessee: The Bank/First Citizens Bank, The Home Bank of Tennessee, and The Home Bank.

The Merger (page 23).

If First Citizens shareholders approve the merger agreement, as amended, at the special meeting, subject to the receipt of necessary regulatory approvals, First Citizens will merge into BB&T, with BB&T being the surviving corporation in the merger. First Citizens’ banking and other subsidiaries, through which it operates, will become wholly owned subsidiaries of BB&T. We currently expect to complete the merger in the third quarter of 2006.

We have included the merger agreement, as amended, as Appendix A to this proxy statement/prospectus. We encourage you to read the merger agreement in full, as it is the legal document that governs the merger.

A Vote of a Majority of the Outstanding Shares of First Citizens Common Stock Is Required to Approve the Merger (page 19).

Approval of the merger agreement requires the affirmative vote of the holders of at least a majority of the outstanding shares of First Citizens common stock entitled to vote. If you fail to vote or abstain, it will have the effect of a vote against the merger agreement. At the record date, the directors and executive officers of First Citizens and their affiliates together owned approximately 46.7% of the First Citizens common stock entitled to vote at the meeting. First Citizens expects that its directors and executive officers who are able to vote their shares in favor of the merger agreement will do so, although none of them has entered into any agreements obligating them to vote their shares in favor of the merger agreement.

The merger does not require the approval of BB&T’s shareholders.

The Record Date Has Been Set at the close of business on June 8, 2006; First Citizens Shareholders Will Have One Vote per Share of First Citizens Common Stock (page 19).

If you owned shares of First Citizens common stock at the close of business on June 8, 2006, which is the record date, you are entitled to vote on the merger agreement, the proposal to adjourn the special meeting, if necessary, to solicit additional proxies to approve the matters being voted upon at the meeting and any other matters that properly may be considered at the meeting.

On the record date, there were 2,598,687 shares of First Citizens common stock outstanding. At the meeting, you will have one vote for each share of First Citizens common stock that you owned on the record date.

Certain Interests of First Citizens Directors and Executive Officers in the Merger that Differ From Your Interests (page 49).

Some of First Citizens’ directors and executive officers have interests in the merger that differ from, or are in addition to, their interests as First Citizens shareholders. In the case of some executive officers and directors of First Citizens, these interests exist because of rights under existing benefit and compensation plans of First Citizens, as well as under employment agreements that Kenneth H. Rayborn, President and Chief Executive Officer of First Citizens, and F. Alan Smith, Executive Vice President and Chief Operating Officer of First Citizens, have entered into with Branch Bank, a wholly owned subsidiary of BB&T, that will become effective upon completion of the merger. The employment agreements between Messrs. Rayborn and Smith and Branch Bank were a condition of BB&T’s entering into the merger agreement. In addition, stock options awarded under First Citizens’ stock option plans provide for accelerated vesting upon the completion of the merger and rights of certain directors and executive officers under benefit plans provide for accelerated vesting upon the completion of the merger.

Employment and Consulting Agreements with Branch Bank.  First Citizens’ President and Chief Executive Officer, Kenneth H. Rayborn, has entered into an employment agreement with Branch Bank. The employment agreement provides that Mr. Rayborn will serve as an Executive Vice President of Branch Bank for a term lasting until the earlier of the 12-month anniversary date of the closing of the merger or the date First Citizens’ subsidiary banks are merged into Branch Bank. Upon the expiration of his employment term, Mr. Rayborn will relinquish his position as an employee and become an independent consultant to Branch Bank. The maximum term of Mr. Rayborn’s employment agreement will be five years, unless the parties agree in writing to extend the term of Mr. Rayborn’s agreement.

For his services as an Executive Vice President, Mr. Rayborn will receive a minimum annual base salary of $348,400. In addition, while Mr. Rayborn is employed by Branch Bank, he will be eligible to receive incentive compensation (such as stock options, restricted stock and other equity awards) and employee retirement benefits on the same terms as similarly situated officers of Branch Bank.

When Mr. Rayborn becomes an independent consultant to Branch Bank, he will be paid $464,650 annually in exchange for providing consulting services and as consideration for noncompetition and other covenants contained in the employment agreement. As an independent consultant, Mr. Rayborn will not be eligible to participate in any of Branch Bank’s employee benefit plans, except for elective coverage under group health plan benefits provided to officers of Branch Bank at a cost no greater than the cost to such officers.

Branch Bank and Mr. Rayborn each will have certain rights to terminate the employment agreement and Mr. Rayborn may be entitled to certain payments following termination. For a complete discussion please see page 49.

First Citizens’ Executive Vice President and Chief Operating Officer, F. Alan Smith, has entered into an employment agreement with Branch Bank. The employment agreement provides that Mr. Smith will serve as an Executive Vice President of Branch Bank and Area Manager for Cleveland, Tennessee for a term lasting until Mr. Smith accepts or rejects an offer from Branch Bank to be an Executive Vice President outside of the Cleveland, Tennessee region, which offer must be made and accepted or rejected by the 12-month anniversary of the closing date of the merger. If Mr. Smith accepts the employment offer he will serve in such capacity until the fifth anniversary of the closing date of the merger providing that Mr. Smith would become an independent consultant to Branch Bank if he terminates his employment other than for “good reason,” or if Branch Bank terminates his employment for “just cause” or if he dies. If Mr. Smith does not accept the employment offer he will become an independent consultant to Branch Bank. Upon the expiration of his employment term, Mr. Smith will relinquish his position as an employee and become an independent consultant to Branch Bank. The maximum term of Mr. Smith’s employment agreement will be five years, unless the parties agree in writing to extend the term of the agreement.

For his services as an Executive Vice President, Mr. Smith will receive a minimum annual base salary of $220,000. In addition, while Mr. Smith is employed by Branch Bank, he will be eligible to receive incentive compensation (such as stock options, restricted stock and other equity awards) and employee retirement benefits on the same terms as similarly situated officers of Branch Bank.

If Mr. Smith becomes an independent consultant to Branch Bank, he will be paid annually at a rate equal to his base salary in effect immediately prior to the time he becomes an independent consultant to Branch Bank in exchange for providing consulting services and as consideration for noncompetition and other covenants contained in the employment agreement. As an independent consultant, Mr. Smith will not be eligible to participate in any of Branch Bank’s employee benefit plans, except for elective coverage under group health plan benefits provided to officers of Branch Bank at a cost no greater than the cost to such officers.

Branch Bank and Mr. Smith each will have certain rights to terminate the employment agreement and Mr. Smith may be entitled to certain payments following termination. For a complete discussion please see page 50.

On the closing date of the merger, as consideration for Mr. Smith agreeing to the noncompetition and other covenants contained in his employment agreement with Branch Bank and as compensation for termination of his current employment agreement with First Citizens, Branch Bank shall pay to Mr. Smith, in a lump sum, the amount of $620,825. On the effective date, that certain Agreement Not to Compete between F. Alan Smith and First Citizens Bancorp dated September 17, 1997 shall be deemed terminated, of no further force and effect and replaced in its entirety by Mr. Smith’s employment agreement with Branch Bank.

BB&T also will cause Branch Bank to offer to enter into (i) a three-year employment agreement with K. Edward Rayborn, President and CEO of The Home Bank of Tennessee, (ii) a three-year employment/consulting agreement with George Thorogood, CEO and Vice Chairman of The Bank/First Citizens Bank, and (iii) a two-year employment/consulting agreement with each of Melissa Finnell, Vice President of The Bank/First Citizens Bank, and Kathy Johnson, Sr. Vice President of The Bank/First Citizens.

Board of Directors of Branch Bank.  Following completion of the merger, BB&T will cause the Branch Bank Board of Directors to elect Kenneth H. Rayborn to serve on the Branch Bank Board of Directors. Members of the Branch Bank Board of Directors who are not employees of, or under contract with, BB&T or an affiliate are entitled to receive fees for services as a director in accordance with the policies of BB&T as in effect from time to time. During calendar year 2005, with the exception of a few directors, members of the Branch Bank Board of Directors received an annual retainer fee equal to $5,000 and attendance fees equal to $1,000 for each board or committee meeting that the board member attended. So long as Mr. Rayborn’s employment agreement remains in effect he will not be eligible to receive these board fees.

Advisory Board.  Following completion of the merger, BB&T will ask other members of the First Citizens Board of Directors to serve on the BB&T advisory board serving the region formerly served by First Citizens for such period of time as determined by BB&T. BB&T will pay compensation to such directors for his or her service on the BB&T local advisory board consistent with BB&T’s fee policies for advisory board members.

The First Citizens Board of Directors was aware of these and other interests and considered them when it approved and adopted the merger agreement. The material terms and financial provisions of these arrangements are described under the heading “Certain Interests of First Citizens’ Directors and Officers in the Merger” on page 49.

BB&T Will Assume First Citizens Stock Options (page 57).

When the merger is completed, outstanding options to purchase First Citizens common stock with respect to First Citizens common stock granted to First Citizens employees and directors under First Citizens’ equity-based plans will be assumed by BB&T and become options in respect of BB&T common stock (or substitute options to acquire BB&T common stock will be granted). At its election, BB&T may substitute, as of the effective time of the merger, options under the BB&T Corporation 2004 Stock Incentive Plan or any other duly adopted comparable plan for all or a part of the First Citizens stock options, subject to certain conditions provided for in the merger agreement. The number of shares subject to these options (and the exercise price thereof), will be adjusted to reflect the stock exchange ratio. All options awarded to First Citizens employees and directors provide for accelerated vesting upon a transaction such as the merger.

Regulatory Approvals We Must Obtain for the Merger to Occur (page 55).

The merger is subject to the approval of, or notice to, certain regulatory authorities, including the Board of Governors of the Federal Reserve (“Federal Reserve”), the Virginia Bureau of Financial Institutions and the Tennessee Department of Financial Institutions. All such approvals have been received.

There Are Other Conditions That Must Be Satisfied or Waived Before BB&T and First Citizens Are Able To Complete the Merger (page 44).

A number of other conditions must be met for us to complete the merger, including:

•	approval of the merger agreement by the holders of a majority of First Citizens’ outstanding common stock;

•	the continuing accuracy of the parties’ representations in the merger agreement;

•	compliance, in all material respects, by each party with its obligations and covenants under the merger agreement;

•	the continuing effectiveness of the registration statement filed with the Securities and Exchange Commission covering the shares of BB&T common stock to be issued in the merger;

•	the approval for listing on the NYSE of the shares of BB&T common stock issuable pursuant to the merger agreement;

•	the absence of any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits completion of the transactions contemplated by the merger agreement;

•	The obtaining of required regulatory approvals;

•	The delivery of the opinion of Rothgerber, Johnson & Lyons LLP to BB&T with respect to certain matters relevant to the merger agreement; and

•	The delivery to BB&T of certain agreements from affiliates of First Citizens.

Termination of the Merger Agreement (pages 47).

We can mutually agree at any time to terminate the merger agreement without completing the merger. Either company also can unilaterally terminate the merger agreement if:

•	the merger is not completed by October 1, 2006;

•	the shareholders of First Citizens do not approve the merger;

•	any condition that must be satisfied to complete the merger cannot be satisfied or fulfilled;

•	the other company violates, in a material way, any of its representations, warranties or obligations under the merger agreement and the violation is not cured in a timely fashion; or

•	any of the required regulatory approvals are denied, and the time period for appeals and requests for reconsideration have expired.

Generally, the company seeking to terminate cannot itself be in violation of the merger agreement in a way that would allow the other party to terminate.

BB&T may also terminate the merger agreement if, prior to the completion of the merger, the First Citizens Board of Directors:

•	withdraws its recommendation or refuses to recommend, without any adverse conditions or qualifications, to the shareholders of First Citizens that they approve the merger agreement; or

•	recommends the approval of a competing acquisition proposal for First Citizens.

BB&T and First Citizens May Amend the Merger Agreement (page 47).

BB&T and First Citizens can agree to amend the merger agreement in any way, except that after the shareholders’ meeting we cannot amend the agreement to decrease or adversely affect the consideration that you will receive in the merger. Either company can waive any of the requirements of the other company contained in the merger agreement, except that neither company can waive any required regulatory approval. The merger agreement was amended on May 18, 2006 to extend to October 1, 2006 the date on which the merger agreement may be terminated if the merger has not been completed by such date. The merger agreement, as amended, is attached as Appendix A to this proxy statement/prospectus.

In Some Circumstances First Citizens May Be Required to Pay BB&T a Termination Fee (page 48).

Under the limited circumstances described below, First Citizens will be required to pay to BB&T a termination fee of $6 million.

The termination fee would be payable if the merger agreement is terminated for one of the following reasons:

•	BB&T terminates because First Citizens is in material breach of the merger agreement and such breach is not cured or cannot be cured;

•	BB&T terminates because prior to the First Citizens shareholders’ meeting, the First Citizens Board of Directors withdrew or disclosed its intention to withdraw or materially and adversely modify its recommendation, or refused to recommend, without any adverse conditions or qualifications, to the First Citizens shareholders that they vote to approve the merger, or recommended to First Citizens shareholders that they approve an acquisition of First Citizens by a third party; or

•	Either First Citizens or BB&T terminates because the First Citizens shareholders did not vote to approve the merger agreement.

AND

•	Prior to such termination an acquisition proposal by a third party with respect to First Citizens has been commenced, publicly proposed or publicly disclosed.

AND

•	Within 18 months of termination of the merger agreement, First Citizens completes or enters into a definitive agreement with another party with respect to the acquisition of First Citizens.

The termination fee also would be payable by First Citizens to BB&T if:

•	after receiving an acquisition proposal from a third party, the First Citizens Board does not take action to convene the First Citizens shareholders’ meeting and/or recommend that First Citizens shareholders adopt the merger agreement;

AND

•	within 18 months of termination of the merger agreement, First Citizens completes or enters into a definitive agreement with another party with respect to the acquisition of First Citizens.

The termination fee, which was a condition of BB&T’s willingness to enter into the merger agreement, limits the ability of First Citizens to pursue competing acquisition proposals and discourages other companies from offering to acquire First Citizens.

BB&T to Use Purchase Accounting Treatment (page 56).

BB&T will account for the merger using the purchase method of accounting. Under the purchase method, BB&T will record, at fair value, the acquired assets and assumed liabilities of First Citizens. To the extent the total purchase price exceeds the fair value of tangible and identifiable intangible assets acquired over the liabilities assumed, BB&T will record goodwill. Based on a closing price of $42.23 of BB&T common stock on the NYSE on June 13, 2006, management of BB&T estimates that the total merger consideration (including issuance of common stock and assumption of options on common stock) if the closing occurred on such date would be approximately $142.7 million (based on the number of fully diluted shares of First Citizens outstanding on that date). Utilizing information as of December 31, 2005 estimated goodwill and other intangibles are currently expected to total approximately $100.8 million. BB&T will include in its consolidated results of operations the results of First Citizens’ operations after the merger is completed. Due to the fact that the proposed transaction is not material to BB&T, no pro forma financial information is included in this proxy statement/prospectus.

Share Price Information.

BB&T common stock is traded on the NYSE under the symbol “BBT.” On January 11, 2006, the last full NYSE trading day before public announcement of the merger, BB&T common stock closed at $41.94. On June 13, 2006, BB&T common stock closed at the end of regular trading at $42.23. The market price of BB&T will fluctuate prior to the merger. You should obtain current stock price quotations from a newspaper, the Internet or your broker.

Presently, no active trading market exists for First Citizens common stock. Management of First Citizens is not aware of any trading taking place in First Citizens common stock in the six months prior to the announcement of the merger.

There are Differences Between the Rights of BB&T’s and First Citizens’ Shareholders (page 75).

The rights of First Citizens shareholders are currently governed by First Citizens’ Articles of Incorporation, Bylaws and the Tennessee Business Corporation Act. Following the merger, First Citizens shareholders will become BB&T shareholders, and their rights will be governed by BB&T’s Articles of Incorporation, Bylaws and the North Carolina Business Corporation Act. There are differences between the rights of BB&T shareholders and the rights of First Citizens shareholders. A discussion of the rights of BB&T and First Citizens shareholders is set forth in “Comparison of the Rights of BB&T Shareholders and First Citizens Shareholders” on page 75.

BB&T Common Stock Issued in the Merger will be Listed on the NYSE.

BB&T will list the shares of its common stock to be issued in the merger on the NYSE.

What You Need to Do Now.

After you have carefully read this document, please:

•	vote your shares of First Citizens common stock by completing, signing, dating and mailing the enclosed proxy form in the return envelope provided as soon as possible so that your shares will be represented at the special meeting. If you sign and send in your proxy and do not indicate how you want to vote, your proxy will be counted as a vote in favor of the proposals. If you do not vote or you abstain, it will have the effect of a vote against the merger agreement.

•	select the form of merger consideration that you prefer by completing, signing, dating and mailing the form of election that is being separately mailed to you and return it promptly in the return envelope provided as soon as possible. To be effective, an election form must be properly completed and received by BB&T no later than 5:00 p.m. Eastern time on July 20, 2006. If you do not make an election by the election deadline, you will be deemed to have made an election to receive BB&T common stock.

After the merger, you will have to surrender your First Citizens common stock certificates in order to receive new certificates representing the number of shares of common stock of BB&T or any cash you are entitled to receive in the merger. Please do not send certificates until after receipt of written instructions from BB&T following completion of the merger.

Comparative Market Prices and Dividends.

BB&T

BB&T common stock is listed on the NYSE under the symbol “BBT.” The table below shows the high and low sales prices of BB&T common stock cash dividends paid per share for the last two fiscal years plus the interim period for the first and second quarters of 2006.

	BB&T
	High	Low	Cash Dividend
Quarter Ended
June 30, 2006 (through June 13, 2006)	$43.46	$39.13	$0.38
March 31, 2006	42.85	38.24	0.38
Quarter Ended
March 31, 2005	$42.24	$37.68	$0.35
June 30, 2005	40.95	37.04	0.35
September 30, 2005	43.00	38.56	0.38
December 31, 2005	43.92	37.39	0.38

For year 2005	$43.92	$37.04	$1.46
Quarter Ended
March 31, 2004	$38.80	$34.48	$0.32
June 30, 2004	37.91	33.02	0.32
September 30, 2004	40.46	36.38	0.35
December 31, 2004	43.25	38.67	0.35

For year 2004	$43.25	$33.02	$1.34

The table below shows the closing price of BB&T common stock on January 11, 2006, the last full NYSE trading day before public announcement of the proposed merger.

BB&T historical	$41.94
First Citizens pro forma equivalent(1)	$54.52

(1)	Reflects the pro-forma equivalent closing price of the BB&T common stock that would be received by First Citizens shareholders in the merger based on a stock exchange ratio of 1.30 shares of BB&T common stock for each share of First Citizens common stock.

First Citizens

Presently, no active trading market exists for First Citizens common stock. If First Citizens were to remain independent, management of First Citizens does not expect that a market for First Citizens common stock would develop. No registered broker/dealer makes a market in First Citizens common stock, and First Citizens common stock is not listed or quoted on any stock exchange or automated quotation system. First Citizens acts as its own transfer agent and registrar.

Occasionally, management of First Citizens becomes aware of trades or private sales of its common stock and the prices at which these trades were executed. The following table sets forth information regarding the trades of common stock known to First Citizens, the high and low sales prices (if known) at which such trades were executed, and dividends declared for each of the most recent twelve quarters:

	Low	High	Number of Trades	Trading Volume	Dividends Per Share
Quarter Ended:
June 30, 2006 (through June 13, 2006)	—	—	0	0	—
March 31, 2006	—	—	0	0	$1.12

Quarter Ended:
December 31, 2005	—	—	0	0	$1.32
September 30, 2005	—	—	0	0	$0.95
June 30, 2005	$46.20	$46.20	8	173,977	$0.65
March 31, 2005	—	—	0	0	$0.65

Quarter Ended:
December 31, 2004	—	—	0	0	$0.80
September 30, 2004	—	—	0	0	$0.65
June 30, 2004	$36.25	$36.25	7	89,150	$0.55
March 31, 2004	$36.25	$36.25	1	9,210	$0.55

Quarter Ended:
December 31, 2003	—	—	0	0	$0.78
September 30, 2003	—	—	0	0	$0.63
June 30, 2003	$25.50	$25.50	1	11,804	$0.50

The prices given above represent actual trades known to management of First Citizens but may not include all trades that occurred during the reported period. In addition, the table does not reflect transfers by gift or the exercise of stock options. The prices given are for informational purposes only, are the result of limited trading and may not be representative of the actual fair market value of the First Citizens common stock.

The timing and amount of dividends paid by First Citizens is subject to determination by the board of directors of First Citizens, in their sole discretion, and depends upon earnings, cash requirements and the financial condition of the company and its subsidiary banks, applicable government regulations and other factors deemed relevant by the First Citizens’ board of directors. Various U.S. state and federal laws limit the ability of First Citizens’ banking subsidiaries to pay dividends to First Citizens and the same laws will apply to First Citizens following the merger. Pending consummation of the merger, First Citizens has agreed pursuant to the merger agreement that it will not pay cash dividends on First Citizens common stock in excess of its most recent regular quarterly cash dividend or as otherwise may be necessary to satisfy the quarterly tax liabilities of First Citizens shareholders (given First Citizens status as an “S Corporation” for federal tax purposes). See “Covenants; Conduct of First Citizens’ and BB&T’s Businesses Before the Merger Becomes Effective,” beginning on page 45.

Selected Consolidated Financial Data.

We are providing the following information to help you analyze the financial aspects of the merger. We derived this information from BB&T’s and First Citizens’ audited financial statements for 2001 through 2005. This information is only a summary. In the case of BB&T, you should read this information in conjunction with BB&T’s historical financial statements and the related notes contained in the annual and quarterly reports and other documents that we have filed with the Securities and Exchange Commission and incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” on page 83. You should not rely on the historical information as being indicative of results expected for any future interim period.

BB&T—Historical Financial Information

(Dollars in thousands, except for per share amounts)

	As of and For the Three Months Ended March 31,		As of and For the Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
Net interest income	$898,052	$849,183	$3,524,873	$3,348,223	$3,082,005	$2,747,460	$2,433,679
Net income	431,513	395,384	1,653,769	1,558,375	1,064,903	1,303,009	973,638
Basic earnings per share	0.80	0.72	3.02	2.82	2.09	2.75	2.15
Diluted earnings per share	0.79	0.71	3.00	2.80	2.07	2.72	2.12
Cash dividends per share	0.38	0.35	1.46	1.34	1.22	1.10	0.98
Book value per share	20.48	19.73	20.49	19.76	18.33	15.70	13.50
Total assets	110,033,689	102,015,086	109,169,759	100,508,641	90,466,613	80,216,816	70,869,945
Long-term debt	$13,045,058	$11,126,988	$13,118,559	$11,419,624	$10,807,700	$13,587,841	$11,721,076

First Citizens—Historical Financial Information

(Dollars in thousands, except for per share amounts)

	As of and For the Three Months Ended March 31,		As of and For the Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
Net interest income	$12,120	9,412	$42,520	$33,078	30,158	$30,977	$33,693
Net income	4,247	3,092	15,174	11,133	10,276	8,715	6,882
Basic earnings per share	1.64	1.13	5.85	4.06	3.66	3.20	2.56
Diluted earnings per share	1.62	1.10	5.77	3.97	3.56	3.04	2.44
Cash dividends per share	1.32	0.80	3.05	1.75	2.41	2.60	1.60
Book value per share	16.04	16.87	15.66	16.86	15.53	14.98	13.80
Total assets	719,770	635,651	720,962	635,715	577,996	529,743	470,536
Long-term debt	$37,727	37,010	$37,727	$37,010	$31,610	$19,591	$17,227

Recent Developments.

Recent Acquisition

On June 1, 2006, BB&T announced that it had completed its acquisition of Main Street Banks, Inc. in a $599 million transaction that will strengthen BB&T’s presence in the Atlanta, Georgia, and Athens, Georgia, metropolitan areas. With approximately $2.3 billion in assets as of March 31, 2006, Main Street was a community bank in Atlanta. Main Street shareholders received 0.6602 shares of BB&T common stock for each of their shares.

Capital Markets Transactions

On June 5, 2006, BB&T entered into an Accelerated Share Repurchase Agreement with Credit Suisse, New York Branch to facilitate BB&T’s purchase of 14.0 million shares of its outstanding common stock. The initial purchase price of the shares was $41.76. The transaction was settled on June 7, 2006. This accelerated share repurchase was undertaken to offset the majority of the shares that were issued in connection with the acquisition of Main Street Banks, Inc., which was completed on June 1, 2006.

On June 7, 2006, BB&T Capital Trust II, a statutory trust formed under the laws of the State of Delaware (the “Trust”), issued and sold $600 million aggregate principal amount of 6.75% Capital Securities due 2036 (the “Capital Securities”). The Capital Securities were registered by BB&T and the Trust under the Securities Act of 1933, as amended, pursuant to a shelf registration statement on Form S-3. BB&T fully, irrevocably and unconditionally guaranteed, on a subordinated basis, payment of amounts due under the Capital Securities to the extent described in the offering documentation. The Trust used the proceeds received in connection with the sale of the Capital Securities to purchase junior subordinated debentures issued by BB&T.

On June 7, 2006, Branch Banking and Trust Company (“Branch Bank”), a wholly owned subsidiary of BB&T, issued and sold $500 million aggregate principal amount of Floating Rate Senior Notes due 2009 (the “Bank Notes”). The Bank Notes were issued pursuant to a Bank Note Program in which Branch Bank and certain of its affiliates may issue senior bank notes with maturities of more than one year from date of issue, senior bank notes with maturities ranging from 7 days to one year from date of issue and subordinated bank notes with maturities from 5 years to 30 years from date of issue.

RISK FACTORS

In addition to the other information included in this proxy statement/prospectus, you should carefully consider the matters described below in determining whether to approve the merger agreement. Please also refer to the additional risk factors identified under the heading “A Warning About Forward-Looking Information” on page 17 and in the periodic reports and other documents of BB&T incorporated by reference into this document and listed under the heading “Where You Can Find More Information” on page 83.

The Price of BB&T Common Stock May Decrease Before and After the Merger, Which Would Decrease the Value of the Cash and BB&T Shares Received by First Citizens Shareholders.

On January 11, 2006, the day before the merger was announced, the per share closing price for BB&T common stock on the New York Stock Exchange was $41.94. On June 13, 2006, the most recent practicable date before the mailing of this document, the closing price was $42.23. The price of BB&T common stock may decrease before the merger is completed. The amount of cash or stock that a First Citizens shareholder will receive will be determined based upon the average of the daily high and low per share sales prices of BB&T common stock on the New York Stock Exchange for the five full consecutive NYSE trading days ending on the day before the merger is completed. A decrease in the stock price would result in a reduction in the amount of cash and value of shares of BB&T common stock to be received by First Citizens shareholders.

In addition, fluctuations in the price of BB&T common stock will occur after completion of the merger. The trading price of BB&T common stock received by a First Citizens shareholder in connection with the merger, therefore, could be lower than the trading price of BB&T common stock on January 11, 2006; June 13, 2006 or the closing date of the merger. The market value of BB&T common stock fluctuates based upon general market economic conditions, BB&T’s business and prospects and other factors. There is no floor or ceiling on the value of the merger consideration represented by the shares of BB&T common stock to be issued in the merger.

Stockholders May Receive a Form of Consideration Different from What They Elect.

Although each First Citizens shareholder may elect to receive all cash, all BB&T common stock or a combination of cash and BB&T common stock in the merger, BB&T will only pay cash for a maximum of 25% of the outstanding shares of First Citizens common stock. As a result, if more First Citizens shareholders elect to receive cash than this maximum amount, and you choose the all cash election or a combination election, you might receive a portion of your consideration in BB&T common stock. Because you may receive a mix of cash and stock regardless of your election, it will not be possible to determine the specific tax consequences of the merger at the time of making the election.

First Citizens Shareholders Will Receive Shares in the Merger with a Pro Forma Equivalent Tangible Book Value per Share Less than the Tangible Book Value per Share of the Shares they Own Prior to the Merger.

As of March 31, 2006, the tangible net book value per share of First Citizens common stock was $15.85 and the tangible net book value per share of BB&T common stock was $11.56. Giving effect to the exchange ratio of 1.30, and assuming 75% stock consideration, the pro forma equivalent tangible net book value per share of BB&T common stock that will be received by First Citizens shareholders for each share of First Citizens common stock is $11.29, or approximately 28.8% less than the tangible net book value per share of First Citizens common stock.

First Citizens Shareholders Will Receive Shares in the Merger with Basic Earnings per Share Less than the Basic Earnings per Share of the Shares they Own Prior to the Merger.

As of March 31, 2006, the basic earnings per share of First Citizens common stock were $1.64 and the basic earnings per share of BB&T were $0.80. Giving effect to the exchange ratio of 1.30 and assuming 75% stock consideration, the per share merger consideration of $55.29 and excluding any potential revenue enhancement opportunities, a shareholder of First Citizens would achieve approximately 52.2% dilution in basic earnings per share as a result of the consummation of the merger.

First Citizens’ Executive Officers and Directors Have Interests in the Merger in Addition to or Different from Your Interest as a First Citizens Shareholder.

First Citizens’ board of directors directed the negotiation of the merger agreement with BB&T, approved the merger agreement and is recommending that First Citizens shareholders vote for the merger agreement. In considering these facts and the other information contained in this proxy statement/prospectus, you should be aware that certain of First Citizens’ executive officers and directors have economic interests in the merger in addition to the interests that they share with you as a First Citizens shareholder. As described in detail under the heading “The Merger—Certain Interests of First Citizens’ Directors and Officers in the Merger” on page 49, there are substantial financial interests to be conveyed to certain executive officers of First Citizens due to the accelerated vesting of First Citizens stock options. In addition, as a condition to BB&T’s willingness to enter into the merger agreement, certain executive officers and directors of First Citizens have or will enter into employment and/or consulting agreements with Branch Bank to be effective following the merger. Certain of the directors of First Citizens will serve on a Branch Bank local advisory board following the merger and will receive compensation for such service equal to the compensation they have received from their service on the First Citizens board of directors for two years following the effective date of the merger. See “The Merger—Certain Interests of First Citizens’ Directors and Officers in the Merger—Advisory Boards.”

The Fairness Opinions Obtained by First Citizens From its Financial Advisors Will Not Reflect Changes in Circumstances Prior to the Merger.

Each of Hovde and Southard, the financial advisors to First Citizens, has delivered a “fairness opinion” to the Board of Directors of First Citizens. Each of the opinions states that as of January 10, 2006, the exchange ratio in the merger is fair from a financial point of view to First Citizens’ shareholders. Each of the opinions does not reflect changes that may occur or may have occurred after January 10, 2006, including changes to the operations and prospects of First Citizens or BB&T, changes in general market and economic conditions or other factors. Because First Citizens does not plan to ask Hovde or Southard to update its opinion, the January 10, 2006 opinions may not accurately address the fairness of the merger consideration, from a financial point of view, at the time the merger is completed.

First Citizens’ Shareholders Will Not Control BB&T’s Future Operations.

Following the merger, First Citizens shareholders in the aggregate will become the owners of less than 1% of the outstanding shares of BB&T common stock. Accordingly, former First Citizens shareholders will not have a significant impact on the election of directors or on whether future BB&T proposals to its shareholders are approved or rejected.

A WARNING ABOUT FORWARD-LOOKING INFORMATION

BB&T and First Citizens have each made forward-looking statements in this document and, in the case of BB&T, in other documents to which this document refers that are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of the managements of BB&T and First Citizens and on information currently available to them or, in the case of information that appears under the heading “The Merger—Background of and Reasons for the Merger” on page 23, information that was available to the managements of BB&T and First Citizens as of the date of the merger agreement. These statements should be read in conjunction with the notices about forward-looking statements made by BB&T in its reports filed under the Securities Exchange Act of 1934, as amended. Forward-looking statements include the information concerning possible or assumed future results of operations of BB&T or First Citizens set forth under “Summary” and “The Merger—Background of and Reasons for the Merger” and statements preceded by, followed by or that include the words “believes,” “expects,” “assumes,” “indicates,” “anticipates,” “intends,” “plans,” “projects,” “estimates” or other similar expressions. See “Where You Can Find More Information” on page 83.

BB&T and First Citizens have made statements in this document and, in the case of BB&T, in other documents to which this document refers regarding estimated earnings per share of BB&T on a stand-alone basis, expected cost savings from the merger, estimated merger or restructuring charges, estimated increases in First Citizens’ fee income ratio, the anticipated accretive effect of the merger and BB&T’s anticipated performance in future periods. With respect to estimated cost savings and merger or restructuring charges, BB&T has made assumptions about, among other things, the extent of operational overlap between BB&T and First Citizens, the amount of general and administrative expense consolidation, costs relating to converting First Citizens’ bank operations and data processing to BB&T’s systems, the size of anticipated reductions in fixed labor costs, the amount of severance expense, the extent of the charges that may be necessary to align the companies’ respective accounting policies and the costs related to the merger. The realization of cost savings and the amount of merger or restructuring charges are subject to the risk that the foregoing assumptions are inaccurate and actual results may be materially different from those expressed or implied by the forward-looking statements. Any statements in this document about the anticipated accretive effect of the merger and BB&T’s anticipated performance in future periods are subject to risks relating to, among other things, the following possibilities:

•	expected cost savings from the merger or other previously announced mergers may not be fully realized or realized within the expected time frame;

•	deposit attrition, customer loss or revenue loss following proposed mergers may be greater than expected;

•	competitive pressure among depository and other financial institutions, especially those targeted at First Citizens’ customers, may increase significantly;

•	costs or difficulties related to the integration of the businesses of BB&T and its merger partners, including First Citizens, may be greater than expected;

•	changes in the interest rate environment may reduce margins;

•	general economic or business conditions, either nationally or regionally, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit;

•	legislative or regulatory changes, including changes in accounting standards, may adversely affect the businesses in which BB&T and First Citizens are engaged;

•	the requirement of divestiture of portion of the deposits of the combined company as a condition to regulatory approval of the merger.

•	adverse changes may occur in the securities markets; and

•	competitors of BB&T and First Citizens may have greater financial resources and develop products that enable such competitors to compete more successfully than BB&T and First Citizens.

Management of each of BB&T and First Citizens believes the forward-looking statements about its company in this document are reasonable; however, shareholders of First Citizens should not place undue reliance on them. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. The future results and stock valuations of BB&T following completion of the merger may differ materially from those expressed or implied in these forward-looking statements. Many of the factors that will determine these results and values are beyond BB&T’s and First Citizens’ ability to control or predict.

All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this document and attributable to BB&T or First Citizens or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Neither BB&T nor First Citizens undertakes any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

SPECIAL SHAREHOLDERS’ MEETING

General

This proxy statement/prospectus is being furnished to you in connection with the solicitation of proxies by the First Citizens Board of Directors from holders of First Citizens common stock for use at the special meeting of shareholders to be held at the main offices of First Citizens on Tuesday, July 11, 2006 at 9:00 a.m., Eastern time, and at any adjournments or postponements of the special meeting. At the special meeting of shareholders, holders of First Citizens common stock will be asked to vote upon the following proposals:

•	approval of the Agreement and Plan of Merger, dated January 11, 2006, as amended by Amendment No. 1 to Merger Agreement, dated May 18, 2006, referred to together in this proxy statement/prospectus as the “merger agreement,” between BB&T and First Citizens pursuant to which First Citizens would merge with and into BB&T. In this proxy statement/prospectus, we refer to the Agreement and Plan of Merger as the “merger agreement.” A copy of the merger agreement, as amended, is attached hereto as Appendix A;

•	approval of the adjournment of the special meeting, if necessary, to solicit additional proxies, in the event that there are not sufficient votes at the time of the special meeting to approve the above proposal; and

•	such other matters as may properly come before the special meeting.

Proxies may be voted on other matters that may properly come before the special meeting, if any, at the discretion of the proxy holders. The First Citizens Board of Directors knows of no such other matters except those incidental to the conduct of the special meeting.

Who Can Vote at the Special Meeting

The First Citizens Board of Directors has fixed the close of business (5:00 p.m., Eastern Time) on June 8, 2006 as the record date for determining the holders of First Citizens common stock entitled to notice of, and to vote at, the special meeting. Only holders of record of First Citizens common stock at the close of business on the record date will be entitled to notice of, and to vote at, the special meeting.

On the record date, there were 2,598,687 shares of First Citizens common stock issued and outstanding and entitled to vote at the special meeting, held by approximately 70 holders of record. Holders of record of First Citizens common stock are entitled to one vote per share on any matter which may properly come before the special meeting. Votes may be cast at the special meeting in person or by proxy.

The presence at the special meeting, either in person or by proxy, of the holders of a majority of the outstanding First Citizens common stock entitled to vote, is necessary to constitute a quorum in order to transact business at the special meeting. However, in the event that a quorum is not present at the special meeting, it is expected that the special meeting will be adjourned or postponed in order to solicit additional proxies.

Vote Required

The presence, in person or by properly executed proxy, of a majority of the First Citizens common stock entitled to vote is necessary to constitute a quorum at the special meeting. All votes “for” or “against,” as well as all abstentions, will be counted for the purpose of determining whether a quorum is present.

Approval of the merger agreement will require the affirmative vote of holders of a majority of the shares of First Citizens common stock entitled to vote on the record date. In determining whether the proposal to approve the merger agreement has received the requisite number of affirmative votes, abstentions will have the same effect as a vote against the proposal.

Approval of the proposal to adjourn the special meeting, if necessary, to solicit additional proxies, and action on any other matter that is properly presented at the special meeting for consideration of the shareholders require the affirmative vote of a majority of the votes cast at the special meeting. Because the required vote is based on the affirmative vote of a majority of the votes cast, failures to vote and abstentions will not be treated as votes cast and, therefore, will have no effect on either the proposal to adjourn the special meeting, if necessary, to solicit additional proxies, or any other matter that is properly presented. The First Citizens Board of Directors is not aware of any other business to be presented at the special meeting other than as described above and other than matters incidental to the conduct of the special meeting.

As noted above, failures to vote and abstentions will have the same effect as votes against the merger agreement. Accordingly, the First Citizens Board of Directors urges you to complete, date and sign the accompanying proxy and return it promptly in the enclosed postage prepaid envelope or to otherwise vote your shares in another approved manner.

You should not return your stock certificates with your proxy cards. The procedure for surrendering your stock certificates is described under “The Merger—Exchange of First Citizens Stock Certificates” on page 43.

As of the record date, First Citizens’ directors and executive officers and their affiliates may be deemed to be the beneficial owners of approximately 46.7% of the outstanding shares of First Citizens common stock (not including shares that may be acquired upon the exercise of stock options). As of the record date, the directors and officers of BB&T, their affiliates, BB&T and its subsidiaries owned no shares of First Citizens common stock. First Citizens expects that its directors and executive officers who are able to vote their shares in favor of the merger agreement will do so, although none of them has entered into any agreements obligating them to vote their shares in favor of the merger agreement.

How to Vote in Person

If your shares are registered directly in your name, you are considered the shareholder of record, and you may vote in person at the special meeting. The grant of a proxy on the enclosed proxy card does not preclude a shareholder from voting in person.

How to Vote by Proxy

You may direct how your shares are voted without attending the special meeting. If you are a shareholder of record, you may vote by any of the methods described below. For directions on how to vote, please refer to the instructions below and those included on your proxy card. Shareholders of record of First Citizens common stock may submit proxies by completing, signing and dating the enclosed proxy card and mailing them in the accompanying pre-addressed envelopes.

How Proxies Work

Shares represented by properly submitted proxies received in time for the special meeting will be voted at the special meeting in the manner specified by such proxies unless the proxies are revoked as described below. If your proxy is properly executed but does not contain voting instructions, your proxy will be voted “FOR” approval of the merger agreement and “FOR” approval of the proposal to adjourn the special meeting, if necessary, to solicit additional proxies.

If other matters are properly presented before the special meeting, the persons named in such proxy will have authority to vote in accordance with their judgment on any other such matters. It is not expected that any matter other than as described in this proxy statement/prospectus will be brought before the special meeting.

How to Revoke a Proxy

You may revoke a proxy at any time prior to your proxy being voted at the special meeting by:

•	prior to the special meeting, delivering a written notice of revocation bearing a later date or time than the proxy to P.O. Box 3300, Cleveland, Tennessee 37320, Attention: Corporate Secretary;

•	prior to the special meeting, submitting another proxy by mail or by hand delivery that is later dated and that is properly signed, dated and completed; or

•	oral revocation at the special meeting in person to any of the persons named on the enclosed proxy card. Attendance at the special meeting will not by itself constitute revocation of a proxy; you must specifically revoke as described above.

Solicitation of Proxies

BB&T and First Citizens will each pay 50% of the cost of printing this proxy statement/prospectus, and First Citizens will pay all other costs of soliciting proxies from record and beneficial owners of First Citizens common stock. Directors, officers and other employees of First Citizens or its subsidiaries may solicit proxies personally, by telephone, by facsimile or otherwise. None of these people will receive any special compensation for solicitation activities. First Citizens will arrange with any custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of stock held of record by such custodians, nominees and fiduciaries, and First Citizens will reimburse these record holders for their reasonable out-of-pocket expenses.

If First Citizens’ shareholders vote to adjourn the special meeting, if necessary, to solicit additional proxies, the special meeting may be adjourned without notice, other than by an announcement made at the special meeting. Any adjournment or postponement of the special meeting for the purpose of soliciting additional proxies will allow First Citizens shareholders who have already sent in their proxies to revoke them at any time prior to their use.

Participants in the First Citizens Bancorp Employee Stock Ownership Plan (ESOP)

The ESOP trustee, Ms. Elizabeth Harting holds shares of First Citizens common stock for the benefit of the ESOP participants and the beneficiaries of deceased participants. As of the record date, significantly all of these shares are allocated to the accounts of the ESOP participants or their beneficiaries, in the case of deceased participants. As the legal owner of the ESOP’s First Citizens common stock shares, the ESOP trustee actually votes these shares as to the approval of the merger agreement. But, if you are an ESOP participant or deceased participant’s beneficiary, you can provide confidential voting directions to the ESOP trustee for the shares that are allocated to your ESOP account. To this end, First Citizens has caused to be delivered to you a copy of this proxy statement/prospectus together with a form and instructions for your voting directions for the shares allocated to your account with respect to the approval of the merger agreement. First Citizens has appointed an independent fiduciary for the ESOP for the merger transaction. The independent fiduciary is responsible for assuring that you receive necessary and accurate information in order for you to be fully informed as you consider how to direct the trustee to vote the First Citizens common stock shares allocated to your ESOP account.

If you are an ESOP participant or the beneficiary of a deceased participant, you can direct the trustee to vote “FOR” approval of the merger agreement, to vote “AGAINST” the approval of the merger agreement, or to “ABSTAIN” from voting on the merger agreement with respect to the First Citizens common stock allocated to your ESOP account. You are not entitled to direct the trustee with respect to this stock as to the exercise of dissenters’ rights or election of stock, cash or a combination of cash and BB&T common stock in the merger. The deadline for returning your voting directions card to the independent fiduciary is July 7, 2006. The independent fiduciary will review all timely and properly completed voting directions cards and provide the tally of the votes from all of these cards to the trustee. If you do not timely provide your voting directions or if you do not complete your voting directions card as described in the voting instructions for the First Citizens common stock allocated to your ESOP account, the independent fiduciary will direct the ESOP trustee with respect to the vote for these shares in addition to the vote of any First Citizens common stock shares that are held by the trustee for the ESOP but are not allocated as of the record date. In the event that it determines that a voting direction violates the requirements of the Employee Retirement Income Security Act or “ERISA,” the independent fiduciary will direct the ESOP trustee with respect to the vote for these shares. The independent fiduciary will insure the confidentiality of your voting directions so that these directions are not disclosed to First Citizens or any related organization or any officer, director, employee or agent of these organizations, including the ESOP trustee or the ESOP Committee.

Recommendation of the First Citizens Board of Directors

The First Citizens Board of Directors has unanimously approved the merger agreement, as amended, and believes that the proposed transaction is fair to and in the best interests of First Citizens and its shareholders. The First Citizens Board of Directors unanimously recommends that First Citizens’ shareholders vote “FOR” approval of the merger agreement. See “The Merger—Background of and Reasons for the Merger” on page 23. Members of First Citizens’ Board of Directors will receive benefits from the merger that are in addition to those received by other First Citizens shareholders. These benefits are described in the “Certain Interests of First Citizens’ Directors and Officers in the Merger” Section beginning on page 49.

THE MERGER

The following information describes the material aspects of the merger. This description does not purport to be complete, and is qualified in its entirety by reference to the appendices to this proxy statement/prospectus, including the merger agreement, as amended, which is attached to this proxy statement/prospectus as Appendix A and incorporated herein by reference. All shareholders are urged to read the appendices in their entirety.

General

The merger agreement, as amended, provides for the merger of First Citizens into BB&T, with BB&T being the surviving corporation in the merger. First Citizens is a Tennessee corporation which is governed by the Tennessee Business Corporation Act (“TBCA”), First Citizens’ Articles of Incorporation and First Citizens’ Bylaws. BB&T is a North Carolina corporation which is governed by the North Carolina Business Corporation Act (“NCBCA”), BB&T’s Articles of Incorporation and BB&T’s Bylaws. On the effective date of the merger, each share of First Citizens common stock then issued and outstanding will be converted into, and exchanged for, the right to receive 1.30 shares of BB&T common stock. Shares held by First Citizens or BB&T, other than shares held in a fiduciary capacity or as collateral for debts previously contracted, will not be converted to BB&T common stock.

Background of and Reasons for the Merger

Background of the Merger

From time to time over First Citizens’ history, its Board of Directors has periodically explored and assessed strategic options available to achieve their ultimate goals of fully utilizing its capital, achieving a competitive return on equity, and maximizing shareholder value. These strategic discussions have included the possibility of accelerating branch openings, acquisitions of smaller institutions by First Citizens, de novo entry into new markets, business combinations involving First Citizens and other equally-sized financial institutions, and a possible sale or merger of First Citizens with a larger regional or national financial institution.

During the course of that process, First Citizens Board of Directors have from time to time employed, met with and received input from consulting and investment banking firms related to First Citizens strategic directions. In this context, in November 2004, Mr. Ken Rayborn, President and CEO of First Citizens Bancorp, and Mr. Alan Smith, President and COO of lead subsidiary The Bank/First Citizens Bank and Executive Vice President of First Citizens Bancorp, being authorized representatives of Bancorp’s Board, met with representatives of Hovde Financial. During this meeting, Hovde reviewed with them recent industry events and developments as well as information related to the array of strategic options available to First Citizens.

In December 2004, the board representatives decided it was appropriate to engage an investment banking firm to advise it on its strategic alternatives. Hovde Financial had a detailed knowledge of First Citizens, was extremely familiar with the Tennessee banking market, and had significant knowledge of many potential partners for First Citizens. After considering several nationally recognized investment banking firms, the representatives made the decision to engage Hovde Financial.

As a part of its engagement, Hovde met with First Citizens’ representatives and discussed specific strategic alternatives available to First Citizens and additional information regarding the banking industry and market conditions in general. Hovde also discussed bank holding companies that, in its opinion, were a cultural fit, could have an interest in acquiring First Citizens and had the necessary financial resources to carry out the transaction and to obtain regulatory approvals. In early 2005, Hovde, with the assistance of First Citizens’ management, completed its due diligence review of First Citizens.

Following that process, Hovde had confidential conversations with several bank holding companies about their potential interest in First Citizens. As a result of these discussions, several of these companies submitted preliminary indications of interest. Hovde provided the board representatives a comparison of the indications of interest, highlighting the differences in pricing and proposal terms, the business and financial performance of each company and assessed the indications of interest in relation to the future value of First Citizens as an independent entity as well as other comparable precedent transactions. After evaluating those indications of interest, giving due consideration to all relevant factors, including the short-term and long-term social and economic interest of First Citizens’ employees, customers, shareholders, other constituents and the communities within which it operates, and discussing those results with the Board of Directors, the decision was made to reject all of those proposals and to continue operating independently as in the past.

In June 2005 a representative of Hovde Financial met with Burney Warren, Executive Vice President, Mergers and Acquisitions of BB&T, to discuss a potential transaction. During and following this meeting, it was concluded that there was a mutual interest in proceeding with discussions related to a possible merger between BB&T and First Citizens. It was determined that non-binding negotiations regarding a potential transaction would be commenced among BB&T, First Citizens and Hovde Financial. Between June 2005 and October 2005, Hovde Financial facilitated the exchange of further information between BB&T and First Citizens and additional discussions were had regarding terms of a potential transaction.

From October through December 2005, First Citizens representatives and BB&T representatives had several meetings and telephone conversations to discuss the background, philosophies and corporate culture of the two companies, their strategic directions and their possible interest in pursuing a strategic combination of BB&T and First Citizens and other issues. The parties also discussed the parameters relating to a possible transaction between the two parties, including the form of consideration, the range of value, and the desire for a tax free transaction to the extent the merger consideration would consist of BB&T stock. Between January 6 and January 8, 2006, representatives of BB&T conducted on-site due diligence investigations of First Citizens.

On January 10, 2006, the First Citizens Board of Directors held a special board meeting to discuss the proposed transaction that was attended by First Citizens’ outside legal and financial advisors. Messer’s Rayborn and Smith reviewed with the First Citizens Board of Directors information regarding BB&T, First Citizens, and the terms of the proposed transaction.

At the January 10, 2006 meeting, Hovde Financial also reviewed with the First Citizens Board of Directors additional information, including financial information regarding BB&T and First Citizens and the transaction, as well as information regarding peer companies and comparable transactions. Hovde Financial rendered to the First Citizens Board of Directors its oral opinion (subsequently confirmed in writing) that, as of the date of its opinion and based upon and subject to the considerations described in its opinion and other matters as Hovde Financial considered relevant, the proposed merger consideration was fair, from a financial point of view, to holders of First Citizens common stock. Southard Financial also rendered to the First Citizens Board of Directors its oral opinion (subsequently confirmed in writing) that, as of the date of its opinion and based upon and subject to the considerations described in its opinion and other matters as Southard Financial considered relevant, the proposed merger consideration was fair, from a financial point of view, to holders of First Citizens common stock.

At the January 10, 2006 special board meeting, legal counsel to First Citizens discussed with the First Citizens Board of Directors the legal standards applicable to its decisions and actions with respect to the proposed transactions and reviewed in detail the legal terms of the proposed merger agreement and the related agreements negotiated between BB&T, First Citizens and their respective legal counsel during December 2005 and January 2006. Following review and discussion among the members of the First Citizens Board of Directors, the First Citizens Board of Directors voted unanimously to approve the merger agreement with BB&T, subject to final resolution of certain terms contained in the merger agreement and the relevant employment agreements required by BB&T as a part of their proposal.

After the close of regular trading of the NYSE and the NASDAQ on January 11, 2006, and subsequent to the final resolution of certain terms contained in the merger agreement and employment agreements, First Citizens and BB&T and their counsel finalized, executed, and delivered the definitive agreements for the transaction, including the merger agreement and the relevant employment and consulting agreements with Messrs. Rayborn and Smith which were a condition of BB&T’s willingness to enter into the merger agreement.

The transaction was announced on January 12, 2006 by a joint press release issued by BB&T and First Citizens before the beginning of trading on the NYSE and the NASDAQ.

First Citizens’ Reasons for the Merger

First Citizens’ board of directors believes that the merger is advisable and in the best interest of First Citizens and its shareholders. In reaching this determination, First Citizens’ board of directors considered a number of factors including, without limitation, the following:

•	the value of the consideration to be received by First Citizens’ shareholders relative to the book value and earnings per share of First Citizens common stock;

•	information concerning BB&T’s financial condition, results of operations and business prospects;

•	the financial terms of recent business combinations in the financial services industry and a comparison of the multiples of selected combinations with the terms of the proposed merger with BB&T;

•	the opinion of Hovde Financial, LLC that the consideration to be received by First Citizens’ shareholders in the merger is fair from a financial point of view;

•	the opinion of Southard Financial that the consideration to be received by First Citizens’ shareholders in the merger is fair from a financial point of view;

•	the fact that the merger will enable First Citizens’ shareholders to exchange their relatively illiquid shares of First Citizens common stock for the shares that are widely held and actively traded, and that the acquisition of BB&T common stock will be tax-free to First Citizens shareholders;

•	that BB&T has historically paid cash dividends on its common stock;

•	the likely impact of the merger on the employees and customers of First Citizens;

•	the competitive and regulatory environment for financial institutions generally and the increased competition brought about by consolidation, deregulation and other factors, as well as the financial size and resources necessary to compete in this environment;

•	the alternatives to the merger, including remaining an independent institution;

•	the offer from BB&T was by far the best financial offer in comparison to the preliminary indications of interest that had been previously submitted and the low probability of receiving more favorable offers from other financial institutions in the near future due to the thorough market-testing process undertaken by Hovde on behalf of First Citizens;

•	the higher price to aggregate tangible equity multiple of the BB&T merger consideration (3.44x) as compared to the median price to aggregate tangible equity multiples of the consideration received in 11 comparable U.S. transactions (2.54x), 28 comparable southeast transactions (2.31x) and 13 comparable Tennessee transactions (2.41x), and the higher or equivalent price to 12 months preceding earnings multiple of the BB&T merger consideration (17.3x) as compared to the median price to 12 months preceding earnings multiples of the consideration received in 11 comparable U.S. transactions (16.7x), 28 comparable southeast transactions (17.3x) and 13 comparable Tennessee transactions (16.5x);

•	that First Citizens shareholders would receive, as BB&T shareholders, an earnings per share downgrade of approximately 26.1%, based on First Citizens’ and BB&T’s respective projected earnings for the 12 months ended December 31, 2005 (assuming a 75% stock transaction);

•

the tangible book value of the First Citizens common stock of $16.19 per share relative to the pro forma equivalent tangible book value of the BB&T stock of $11.27 per share to be received by First Citizens shareholders in the merger (assuming a 75% stock transaction), representing a 30.4% downgrade, and the book value of the First Citizens common stock of $16.39 per share relative to the pro forma equivalent book value of the BB&T stock of $19.75 per share to be received by First Citizens shareholders in the merger (assuming a 75% stock transaction), representing a 20.5% upgrade;

•	First Citizens’ total tangible equity contribution in the merger (0.6%) being equal to the First Citizens shareholders’ pro forma ownership percentage of BB&T in the merger (0.6%) (assuming a 100% stock transaction);

•	that on a comparable basis after giving effect to corporate taxes on income and taxes on dividends, First Citizens shareholders would receive approximately equivalent dividends as shareholders of BB&T;

•	the absence of any mechanism to adjust the exchange ratio at the closing of the merger if the market price of BB&T increases or decreases;

•	the proposed employment and consulting arrangements with Messrs. Rayborn and Smith, and the fact that some of First Citizens’ directors and executive officers have other interests in the merger that are in addition to their interests as First Citizens shareholders. See “Certain Interests of First Citizens’ Directors and Officers in the Merger” beginning on page 49;

•	the challenges of combining the businesses, assets and workforces of the two companies and BB&T’s successful experience in this regard;

•	the likelihood of the merger being approved by applicable regulatory authorities without undue conditions or delay; and

•	the expanded range of banking services that the merger will allow First Citizens to provide its customers.

The foregoing discussion of the information and factors considered is not intended to be exhaustive, but includes some of the most material factors considered. In view of the variety of factors considered in connection with its evaluation of the transaction, the board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Individual directors may have given different weights to the specific factors considered in reaching the foregoing determinations and recommendations, and individual directors may have given different weights to different factors. The First Citizens Board of Directors considered in their analysis of the materials presented by Hovde and Southard all of the factors that did not support a recommendation to the First Citizens shareholders to approve the proposed merger. These factors included the fact that the pro forma equivalent tangible book value per share of BB&T common stock was less than the per share tangible book value of First Citizens common stock and that the pro forma earnings per share of BB&T common stock was less than the earnings per share of First Citizens common stock. Another factor considered by the Board was the absence of any adjustment to the exchange ratio if the market price of BB&T common stock declined prior to the closing of the merger. After careful consideration of the issues described above and the potential short and long-term economic effect on First Citizens shareholders, the First Citizens Board of Directors concluded that the overall potential benefits of the merger outweighed the negative factors.

After carefully considering the acquisition proposal, the board of directors of First Citizens unanimously approved the merger agreement and the transactions contemplated thereby as being the best interests of First Citizens and its shareholders. The board of directors of First Citizens believes that the present banking climate offers an opportune time for shareholders of First Citizens to exchange their shares for BB&T common stock and/or cash at an attractive price. The board of directors of First Citizens unanimously recommends that the shareholders of First Citizens vote “FOR” the approval of the merger and the merger agreement.

BB&T’s Reasons for the Merger

One of BB&T’s announced objectives is to pursue in-market and contiguous state acquisitions of banks and thrifts in the $500 million to $15 billion asset size range. BB&T’s management believes that the acquisition of

First Citizens is consistent with this strategy, and will provide BB&T contiguous expansion from its current Knoxville-based markets toward Chattanooga and our Northeast Georgia franchise. The merger also provides BB&T with an opportunity to sell its array of banking and insurance products to First Citizens’ client base.

In evaluating the merger, BB&T analyzed the projected financial effects of the merger against established investment criteria that BB&T consistently applies, using the assumptions described below in “Assumptions Made By BB&T.” BB&T does not require that every individual investment criterion be met, and a failure to meet one of the criteria may be offset or compensated for by favorable results in evaluating other criteria. Overall, giving effect to the failure to meet certain individual criteria and the favorable results in evaluating other criteria, the BB&T Board of Directors determined that its established investment criteria were met. Below are BB&T’s eight investment criteria (listed in order of importance) and the projected results of the First Citizens merger with respect to each as presented to BB&T, assuming First Citizens’ shareholders elect 100% stock consideration:

•	Criterion: The transaction must be accretive to cash earnings per share by the second full year following the merger. BB&T’s analysis indicated that the merger would be accretive to cash earnings per share the first full year following the merger.

•	Criterion: The transaction must be accretive to earnings per share, as determined in accordance with generally accepted accounting principles, by the third full year following the merger. BB&T’s analysis indicated that the merger would be accretive in the first full year following the merger.

•	Criterion: The projected performance of First Citizens must conform to BB&T’s internal rate of return criteria. BB&T’s current minimum internal rate of return for this type of investment is 15% or better. BB&T’s analysis indicated the projected internal rate of return of First Citizens will be better than 15%.

•	Criterion: The transaction must be accretive to cash basis return on equity by the third full year following the merger. BB&T’s analysis indicated that the merger would be accretive to cash basis return on equity in the first full year following the merger.

•	Criterion: The transaction must be accretive to cash basis return on assets by the third full year following the merger. BB&T’s analysis indicated that the merger would be accretive to cash basis return on assets in the first full year following the merger.

•	Criterion: The transaction must be accretive to tangible book value by the fifth full year following the merger. BB&T’s analysis indicated that the merger would be accretive to tangible book value in the fourth full year following the merger.

•	Criterion: The combined leverage ratio following the merger must not be below 7%. BB&T’s analysis indicated that the combined leverage ratio will remain over 7%.

•	Criterion: The transaction must create accelerated dividend growth potential for current BB&T shareholders by the fifth full year following the merger. BB&T’s analysis indicated that the merger will create accelerated dividend growth in the first full year following the merger.

None of the above information has been updated since the date of the merger agreement. There can be no certainty that actual results will be consistent with the results described above. For more information concerning the factors that could affect actual results, see “A Warning About Forward-Looking Information” on page 17.

In reaching its determination that the merger agreement is fair to, and in the best interests of, BB&T and its shareholders, the BB&T Board of Directors considered the above factors, as well as the following:

•	The acquisition is consistent with BB&T’s strategy of pursuing in-market (Carolinas/Virginia/West Virginia/D.C./Maryland/Georgia/Kentucky/Tennessee/Florida) and contiguous state acquisitions of high quality banks and thrifts.

•	The acquisition is consistent with past acquisitions that have been successfully executed.

•	The transaction will provide BB&T with the following:

•	the opportunity to sell a broad array of banking and insurance products to First Citizens’ client base;

•	an expanded presence in Tennessee, with its market share rank increasing to seventh from ninth in the state; and

•	an increase in market share rank to first from eighth in the Cleveland, Tennessee metropolitan area.

The terms of the merger, including the exchange ratio, were the result of arms’ length negotiations between representatives of First Citizens and representatives of BB&T. The BB&T Board of Directors did not assign any specific weight to the factors in its consideration. The Board collectively made its determination with respect to the merger based on the conclusion reached by its members, in light of the factors that each of them considered appropriate, that the merger is in the best interests of the shareholders of BB&T.

Assumptions Made by BB&T

For the purpose of the analysis, described above in “BB&T’s Reasons for the Merger,” BB&T made the following assumptions:

•	BB&T common stock having a closing price of $41.94 on January 11, 2006;

•	BB&T’s earnings per share (“EPS”) for 2006 would be in line with the estimate published by First Call Corporation of $3.30;

•	BB&T’s earnings per share for subsequent years are based upon an assumption that income statement and balance sheet growth would be at an annual rate of 10.0%;

•	First Citizens’ 2005 net income estimate is based on pre-tax income of $14.9 million and the 2006 net income estimate reflects approximately 10% growth;

•	Annual pre-tax cost savings of approximately 35% of First Citizens’ 2006 estimated noninterest expense base (realized in the first 12 months of operations following conversion of First Citizens’ systems to BB&T’s systems);

•	Income statement and balance sheet growth rates, except for noninterest income, attributable to First Citizens would be 10% in all model years. First Citizens’ noninterest income was projected to grow to achieve a fee income ratio of 35% in year seven and at 10% in each year thereafter;

•	Divestiture of $32.7 million of First Citizens’ deposits;

•	After giving effect to the assumed divestiture, First Citizens’ core net interest margin (non-fully taxable equivalent) was estimated at 4.38% in all model years; and

•	Incurring one-time after-taxes merger-related charges of $11.1 million, net of estimated premium of $1.3 million from divested deposits.

Certain of the information set forth in the preceding paragraph constitutes prospective financial information. Such prospective financial information was prepared solely by BB&T’s management to enable BB&T’s management to evaluate the proposed acquisition of First Citizens relative to BB&T’s acquisition criteria. BB&T’s management prepared this information using internally-developed evaluation models. This prospective financial information was not prepared with a view toward complying with published guidelines established by the American Institute of Certified Public Accountants or by the Securities and Exchange Commission regarding the preparation and presentation of prospective financial information.

PricewaterhouseCoopers LLP has neither examined nor compiled this prospective financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report included in this proxy statement/prospectus relates to BB&T’s historical financial information. It does not extend to the prospective financial information and should not be read to do so.

Opinion of Hovde Financial LLC, First Citizens’ Financial Advisor

General.  Hovde has delivered to the Board of Directors of First Citizens its opinion that, based upon and subject to the various considerations set forth in its written opinion dated January 10, 2006, the total transaction consideration to be paid to the shareholders of First Citizens is fair from a financial point of view as of such date. In requesting Hovde’s advice and opinion, no limitations were imposed by First Citizens upon Hovde with respect to the investigations made or procedures followed by it in rendering its opinion. The full text of the opinion of Hovde, dated January 10, 2006, which describes the procedures followed, assumptions made, matters considered and limitations on the review undertaken, is attached hereto as Appendix B. The shareholders of First Citizens should read this opinion in its entirety.

Hovde is a nationally recognized investment banking firm and, as part of its investment banking business, is continually engaged in the valuation of financial institutions in connection with mergers and acquisitions, private placements and valuations for other purposes. As a specialist in securities of financial institutions, Hovde has experience in, and knowledge of, banks, thrifts and bank and thrift holding companies. The Board of Directors of First Citizens selected Hovde to act as its financial advisor in connection with the merger on the basis of the firm’s reputation and expertise in transactions such as the merger.

Hovde Financial will receive a fee contingent upon the completion of the merger for services rendered in connection with advising First Citizens regarding the merger including financial advisory services provided to First Citizens. As of the date of the fairness opinion, that fee would have been approximately $1.4 million, and Hovde Financial will receive substantially all of this amount upon the close of the transaction.

Hovde’s opinion is directed only to the fairness, from a financial point of view, of the total transaction consideration, and, as such, does not constitute a recommendation to any shareholder of First Citizens as to how the shareholder should vote at the First Citizens shareholder meeting. The summary of the opinion of Hovde set forth in this joint statement/prospectus is qualified in its entirety by reference to the full text of the opinion.

The following is a summary of the analyses performed by Hovde in connection with its fairness opinion. Certain of these analyses were confirmed in a presentation to the Board of Directors of First Citizens by Hovde. The summary set forth below does not purport to be a complete description of either the analyses performed by Hovde in rendering its opinion or the presentation delivered by Hovde to the Board of Directors of First Citizens, but it does summarize all of the material analyses performed and presented by Hovde.

The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances. In arriving at its opinion, Hovde did not attribute any particular weight to any analysis and factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Hovde believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, without considering all factors and analyses, could create an incomplete view of the process underlying the analyses set forth in its report to the Board of Directors of First Citizens and its fairness opinion.

In performing its analyses, Hovde made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of First Citizens and BB&T. The analyses performed by Hovde are not necessarily indicative of actual value or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Hovde’s analysis of the fairness of the transaction consideration, from a financial point of view, to the shareholders of First Citizens. The analyses do not purport to be an appraisal or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. Hovde’s opinion does not address the relative merits of the merger as compared to any other business combination in which First Citizens might engage. In addition, as described above, Hovde’s opinion to the Board of Directors of First Citizens was one of many factors taken into consideration by the Board of Directors of First Citizens in making its determination to approve the merger agreement.

During the course of its engagement, and as a basis for arriving at its opinion, Hovde reviewed and analyzed material bearing upon the financial and operating conditions of First Citizens and BB&T and material prepared in connection with the merger, including, among other things, the following:

•	the merger agreement;

•	certain historical publicly available information concerning First Citizens and BB&T;

•	certain internal financial statements and other financial and operating data concerning First Citizens;

•	certain financial projections prepared by the managements of First Citizens;

•	certain other information provided to Hovde by members of the senior managements of First Citizens for the purpose of reviewing the future prospects of First Citizens, including financial forecasts related to the respective businesses, earnings, assets, liabilities and the amount and timing of cost savings expected to be achieved as a result of the merger;

•	historical market prices and trading volumes for BB&T common stock;

•	the nature and terms of recent merger and acquisition transactions to the extent publicly available, involving banks, thrifts and bank and thrift holding companies that we considered relevant;

•	the pro forma ownership of BB&T’s common stock by the shareholders of First Citizens relative to the pro forma contribution of First Citizens’ assets, liabilities, equity and earnings to the combined company;

•	the pro forma impact of the merger on the combined company’s earnings per share, consolidated capitalization and financial ratios; and

•	such other information and factors as we have deemed appropriate.

•	Hovde also took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its knowledge of the commercial banking industry and its general experience in securities valuations.

In rendering its opinion, Hovde assumed, without independent verification, the accuracy and completeness of the financial and other information and relied upon the accuracy of the representations of the parties contained in the merger agreement. Hovde also assumed that the financial forecasts furnished to or discussed with Hovde by First Citizens were reasonably prepared and reflected the best currently available estimates and judgments of senior management of First Citizens as to the future financial performance of First Citizens. Hovde has not made any independent evaluation or appraisal of any properties, assets or liabilities of First Citizens or BB&T. Hovde assumed and relied upon the accuracy and completeness of the publicly available and any other non-public financial information provided to it by First Citizens and BB&T, relied upon the representations and warranties of First Citizens and BB&T made pursuant to the merger agreement, and did not independently attempt to verify any of such information.

Comparable Company Analysis.  Using publicly available information, Hovde compared the stock market valuation of BB&T Corporation with the following Southeastern United States (MS, AL, GA, TN, SC, NC, VA) regional publicly traded banking institutions:

Company Name (Ticker)	Assets ($mm)
Regions Financial Corporation (AL)	84,594.6
AmSouth Bancorporation (AL)	51,105.4
First Horizon National Corporation (TN)	37,042.3
Compass Bancshares, Inc. (AL)	30,131.3
Synovus Financial Corp. (GA)	27,075.1
Colonial BancGroup, Inc. (AL)	21,114.9

Indications of such stock market valuation included closing stock market information as of January 6, 2006. Selected market information for BB&T and the group of comparable companies that was analyzed is provided below.

	Mkt. Cap ($m)	PRICE/ BOOK (%)	Price/TBV (%)	Price/LTM EPS (x)	Price/ 06 EPS (x)	PEG Ratio (%)	03-04 EPS Growth (%)	04-05 EPS Growth (%)	Inside Ownership (%)	Instit’l Ownership (%)
BB&T Corporation	23,063.9	208.17	361.08	14.37	12.77	1.55	35.27	9.29	1.22	29.07
Comparable Company Average	8,114.3	233.68	310.05	15.10	13.14	0.61	7.40	9.16	4.20	41.62

In addition, Hovde compared stock market valuation of BB&T with a second comparable company group consisting of the following 20 largest publicly traded banking institutions in the United States:

Company Name (Ticker)	Assets ($mm)
Citigroup Inc. (NY)	1,472,793.0
Bank of America Corporation (NC)	1,252,259.0
JPMorgan Chase & Co. (NY)	1,203,033.0
Wachovia Corporation (NC)	532,381.0
Wells Fargo & Company (CA)	453,494.0
U.S. Bancorp (MN)	206,895.0
SunTrust Banks, Inc. (GA)	172,416.1
National City Corporation (OH)	146,559.7
Fifth Third Bancorp (OH)	104,608.0
Bank of New York Company, Inc. (NY)	101,766.0
PNC Financial Services Group, Inc. (PA)	93,241.0
KeyCorp (OH)	92,323.0
Regions Financial Corporation (AL)	84,594.6
North Fork Bancorporation, Inc. (NY)	57,900.4
M&T Bank Corporation (NY)	54,841.3
Comerica Incorporated (MI)	54,349.0
UnionBanCal Corporation (CA)	51,298.8
AmSouth Bancorporation (AL)	51,105.4
Northern Trust Corporation (IL)	48,427.4

Indications of such stock market valuation included closing stock market information as of January 6, 2006. Selected market information for BB&T and the group of comparable companies that was analyzed is provided below.

	Mkt. Cap ($m)	PRICE/ BOOK (%)	Price/TBV (%)	Price/LTM EPS (x)	Price/ 06 EPS (x)	PEG Ratio (%)	03-04 EPS Growth (%)	04-05 EPS Growth (%)	Inside Ownership (%)	Instit’l Ownership (%)
BB&T Corporation	23,063.9	208.17	361.08	14.37	12.77	1.55	35.27	9.29	1.22	29.07
Comparable Company Average	54,173.8	211.53	336.76	14.33	12.81	1.36	8.20	13.77	2.67	58.40

Analysis of Selected Mergers

As part of its analysis, Hovde reviewed three groups of comparable merger transactions. The first peer group included transactions, which have occurred since July 1, 2001, that involved target banks in the entire United States that had total assets between $600 million and $800 million and a Return on Average Assets (ROAA) greater than 1.10% (the “Nationwide Merger Group”). This Nationwide Merger Group consisted of the following 11 transactions:

BUYER	SELLER
Marshall & Ilsley Corp. (WI)	Trustcorp Financial Inc. (MO)
First Community Bancorp (CA)	Foothill Independent Bancorp (CA)
Pinnacle Financial Partners (TN)	Cavalry Bancorp Inc. (TN)
Synovus Financial Corp. (GA)	Riverside Bancshares Inc. (GA)
Marshall Bancorp Inc. (MN)	BankFirst Corporation Inc (SD)
Charter One Financial (OH)	Advance Bancorp Inc. (IL)
MAF Bancorp Inc. (IL)	Fidelity Bancorp Inc. (IL)
Banknorth Group Inc. (ME)	Bancorp Connecticut Inc. (CT)
Hawthorne Financial Corp. (CA)	First Fidelity Bancorp Inc. (CA)
United National Bancorp (NJ)	Vista Bancorp Inc. (NJ)
National Commerce Finl Corp. (TN)	SouthBanc Shares Inc. (SC)

Hovde then reviewed comparable mergers involving banks headquartered in the Southeast United States (TN, NC, SC, MS, GA, AL, AR, LA, VA) announced since January 1, 2002, in which the total assets of the seller were less than $800 million and a Return on Average Assets (ROAA) greater than 1.25% (the “Southeastern Merger Group”). This Southeastern Merger Group consisted of the following 28 transactions:

BUYER	SELLER
First Citizens BancShares Inc. (NC)	Avery County Bank (NC)
Capital City Bank Group Inc. (FL)	Farmers & Merchants Bank (GA)
Home Bancshares Inc. (AR)	Mountain View Bancshares Inc. (AR)
Hazlehurst Investors, Inc. (GA)	Bank of Hazlehurst (GA)
State Capital Corp. (MS)	Mississippi Southern Bank (MS)
Putnam-Greene Financial Corp. (GA)	Citizens Bank of Cochran (GA)
First Bancorp (NC)	Carolina Community Bancshares (SC)
Community Bancshares of MS (MS)	First Lucedale Bancorp Inc. (MS)
Waccamaw Bankshares Inc. (NC)	Bank of Heath Springs (SC)
Southern Community Financial (NC)	Community Bank (NC)
Synovus Financial Corp. (GA)	FNB Newton Bankshares, Inc. (GA)
Main Street Banks Inc. (GA)	First Colony Bancshares Inc. (GA)
Community Capital Bancshares (GA)	First Bank of Dothan (AL)
SNB Bancshares Inc. (GA)	Bank of Gray (GA)
Upson Bankshares Incorporated (GA)	First Polk Bankshares Inc. (GA)
Pinnacle Financial Partners (TN)	Cavalry Bancorp Inc. (TN)
First National Corp. of Wynne (AR)	Bank of Harrisburg (AR)
First Citizens Bancorp. of SC (SC)	First Banks, Inc. (GA)
Enterprise Banking Co. Inc. (GA)	Dorsey State Bank (GA)
First Citizens Bancorp. (SC)	Summit Financial Corp. (SC)
West Alabama Capital Corp. (AL)	West Alabama Bancshares Inc. (AL)
First Bank Corp (AR)	Bor Bancshares Inc. (AR)
Liberty Bancshares Inc. (AR)	Russellville Bancshares Inc (AR)
Liberty Shares Inc. (GA)	Peoples Banking Corporation (GA)
Synovus Financial Corp. (GA)	Riverside Bancshares Inc. (GA)
Union Bankshares Corp. (VA)	Prosperity B&TC (VA)
Community Capital Corp. (SC)	Abbeville Capital Corporation (SC)
First Delta Bankshares Inc. (AR)	Bank of Trumann (AR)

Hovde also reviewed comparable mergers involving banks headquartered in Tennessee that have announced since January 1, 2000 with a Return on Average Assets (ROAA) greater than 1.00% (the “Tennessee Merger Group”). This Tennessee Merger Group consisted of the following 13 transactions:

BUYER	SELLER
Pinnacle Financial Partners (TN)	Cavalry Bancorp Inc. (TN)
First Security Group Inc. (TN)	Jackson Bank & Trust (TN)
FSB Bancshares Inc (TN)	Friendship Bancshares Inc. (TN)
SunTrust Banks Inc. (GA)	National Commerce Finl Corp. (TN)
Regions Financial Corp. (AL)	Union Planters Corp. (TN)
Synovus Financial Corp. (GA)	Trust One Bank (TN)
Fifth Third Bancorp (OH)	Franklin Financial Corp. (TN)
National Commerce Bancorp. (TN)	First Vantage Bank-Tennessee (TN)
First Farmers Merchants Corp. (TN)	Peoples & Union Bank (TN)
Trustmark Corp. (MS)	Barret Bancorp, Inc. (TN)
BB&T Corp. (NC)	BankFirst Corp. (TN)
Private Investor—M. Lowery (TN)	Commerce Bancshares Inc. (TN)
Investor group (TN)	Planters Bank of Maury City (TN)

Hovde calculated the medians of the following relevant transaction ratios in the Nationwide Merger Group, the Southeastern Merger Group and the Tennessee Merger Group: the percentage of the offer value to the acquired company’s total assets, the multiple of the offer value to the acquired company’s tangible book value; the multiple of the offer value to the acquired company’s earnings for the twelve months preceding the announcement date of the transaction; and the tangible book value premium to core deposits. Hovde compared these multiples with the corresponding multiples for the merger, valuing the total consideration that would be received pursuant to the merger agreement at approximately $144.6 million, or $55.29 per First Citizens diluted share. In calculating the multiples for the merger, Hovde used First Citizens’ earnings for the twelve months ended September 30, 2005, and First Citizens’ tangible book value per share, total assets, and total deposits as of September 30, 2005. The results of this analysis are as follows:

	Offer Value to
	Total Assets (%)	Tangible Book Value (x)	12 months Preceding Earnings (x)	Ratio of Tangible Book Value Premium to Core Deposits (%)
First Citizens Bancorp	21.1	3.44	17.3	22.5
Nationwide Merger Group median	21.7	2.54	16.7	17.3
Southeastern Merger Group median	22.8	2.31	17.3	18.3
Tennessee Merger Group median	19.7	2.41	16.5	13.2

Financial Implications to First Citizens Shareholders

Hovde prepared an analysis of the financial implications of BB&T Corporation’s offer to a holder of First Citizens common stock. This analysis indicated that on a pro forma equivalent basis, assuming 75% stock consideration, the per share merger consideration of $55.29 and excluding any potential revenue enhancement opportunities, a shareholder of First Citizens would achieve approximately 26.1% dilution in GAAP earnings per share, approximately 21.3% dilution in cash earnings per share, a decrease in tangible book value per share of approximately 30.4%, and an increase in total book value per share of approximately 20.5% as a result of the consummation of the merger. A second analysis indicated that on a pro forma equivalent basis, assuming 100% stock consideration, the per share merger consideration of $55.29 and excluding any potential revenue enhancement opportunities, a shareholder of First Citizens would achieve approximately 1.6% dilution in GAAP earnings per share, approximately 4.9% accretion in cash earnings per share, a decrease in tangible book value per share of approximately 6.8%, and an increase in total book value per share of approximately 61.0% as a result of the consummation of the merger. The table below summarizes the results discussed above:

	Per Share:
	2005E GAAP Earnings	2005E Cash Earnings	Book Value	Tangible Book Value
First Citizens stand-alone	$4.05	$4.05	$16.39	$16.19
First Citizens Pro Forma*	$2.99	$3.19	$19.75	$11.27
% Accretion—Dilution	-26.1%	-21.3%	20.5%	-30.4%

*	Based on a hypothetical 75% stock transaction.

	Per Share:
	2005E GAAP Earnings	2005E Cash Earnings	Book Value	Tangible Book Value
First Citizens stand-alone	$4.05	$4.05	$16.39	$16.19
First Citizens Pro Forma*	$3.98	$4.24	$26.38	$15.09
% Accretion—Dilution	-1.6%	4.9%	61.0%	-6.8%

*	Based on a hypothetical 100% stock transaction.

Contribution Analysis

Hovde Financial prepared a contribution analysis showing percentages of total assets, total net loans, total deposits, total equity and tangible equity at September 30, 2005 for First Citizens and for BB&T, trailing four quarters earnings as of September 30, 2005, as well estimated fiscal year 2006 earnings that would be contributed to the combined company on a pro-forma basis by First Citizens and BB&T. This analysis indicated that, in a hypothetical 100% stock transaction, holders of First Citizens common stock would own approximately 0.6% of the pro forma common shares outstanding of BB&T Corporation while contributing a median of 0.6% of the financial components listed above.

First Citizens Contribution to BB&T Corporation
Total assets	0.6%
Total net loans	0.7%
Total deposits	0.8%
Total equity	0.4%
Total tangible equity	0.6%
Net income—Trailing Four Quarters	0.5%
Net income—Estimated 2005	0.6%
Median First Citizens Contribution Percentage	0.6%
First Citizens Pro Forma Ownership*	0.6%

*	Based on a hypothetical 100% stock transaction.

Discounted Cash Flow Analysis.

Hovde estimated the present value of all shares of First Citizens common stock by estimating the value of First Citizens’ estimated future free cash flow stream beginning in 2005 excluding potential cost savings. Reflecting First Citizens’ and Hovde’s estimated projections, Hovde assumed free cash flows in 2005, 2006, 2007, 2008, 2009, and 2010 of $0.9 million, $6.9 million, $8.1 million, $9.5 million, $11.0 million, and $12.9 million, respectively. The present value of these free cash flows was calculated based on a discount rate of 14.0%. In order to derive the terminal value of First Citizens’ free cash flows stream beyond 2010, Hovde assumed a perpetuity value based on a growth rate into perpetuity of 6.5%. The present value of this perpetuity amount was then calculated based on the discount rate mentioned above. These rates and values were chosen to reflect different assumptions regarding the required rates of return of holders of First Citizens common stock. This analysis and its underlying assumptions yielded a value for First Citizens of approximately $103.5 million in aggregate compared to total merger consideration of $144.6 million.

Based upon the foregoing analyses and other investigations and assumptions set forth in its opinion, without giving specific weightings to any one factor or comparison, Hovde determined that the transaction consideration was fair from a financial point of view to the shareholders of First Citizens.

Opinion of Southard Financial, First Citizens’ Financial Advisor

First Citizens engaged Southard to act as its financial advisor in connection with the merger.

Opinion of Southard Financial

On January 10, 2006, Southard rendered to the First Citizens Board of Directors its written opinion (the “Southard Opinion”) to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the consideration to be paid in the merger with BB&T is fair, from a financial point of view, to the stockholders of First Citizens, including both stockholders who will receive cash in the merger and those who will remain stockholders of BB&T after the merger. No limitations were imposed by the Board upon Southard with respect to the investigations made or the procedures followed by them in rendering their opinions.

The full text of the written Southard Opinion, which sets forth the assumptions made, matters considered and limitations of the review undertaken, is attached as Appendix C hereto and is incorporated herein by reference. You are urged to read the Southard Opinion in its entirety. Southard’s opinion is directed to the Board, addresses only the fairness of the consideration to be paid in the Transaction from a financial point of view, and does not constitute a recommendation to any shareholder as to how such shareholder should vote at the special shareholders’ meeting. The summary of the opinion of Southard set forth herein is qualified in its entirety by reference to the full text of such opinion.

As described in its opinion, Southard assumed and relied upon, without independent verification, the accuracy, completeness and fairness of the information furnished to or otherwise reviewed by or discussed with Southard for purposes of their opinion. With respect to the information relating to the prospects of First Citizens and BB&T, Southard assumed that such information reflected the best currently available judgments and estimates of the management of First Citizens and BB&T as to the likely future financial performance of First Citizens and BB&T. Southard did not verify through independent inspection or examination the specific assets or liabilities of First Citizens or BB&T. Southard did not make nor were they provided with an independent evaluation or appraisal of the assets or liabilities of First Citizens or BB&T. The following is a summary of the material analyses and factors considered by Southard in connection with the Southard Opinion presented to the Board:

Southard is a specialized consulting and valuation firm focusing on providing stock valuations to companies and financial institutions located throughout the United States, or to groups of individuals associated with U.S.-based companies and financial institutions. As part of its line of professional services, Southard specializes in rendering valuation opinions of banks and bank holding companies nationwide. First Citizens selected Southard to serve as its financial advisor based on Southard’s reputation, expertise and familiarity with Tennessee-based financial institutions.

As described above, First Citizens authorized the engagement of Southard to render its Southard Opinion. Southard rendered to First Citizens’ legal counsel its written opinion dated January 10, 2006, to the effect that, as of such date and based upon and subject to certain matters stated in the Southard Opinion, the consideration to be paid to First Citizens shareholders in the Transaction is fair, from a financial point of view, to the shareholders of First Citizens.

The following summary of the procedures and analyses performed, and assumptions used, by Southard is qualified in its entirety by reference to the text of the Southard Opinion. The Southard Opinion is directed only to the financial terms of the Transaction, and does not constitute a recommendation to any shareholder as to how such shareholder should vote at the special shareholders’ meeting.

In arriving at the Southard Opinion, Southard reviewed and analyzed, among other things, the following: (i) the financial statements of First Citizens and BB&T and their subsidiaries; (ii) certain other publicly available financial and other information concerning First Citizens and BB&T and their subsidiaries; (iii) publicly available information concerning other banks and bank holding companies, the trading markets for their securities and the nature and terms of certain other transactions relevant to Southard’s inquiry; (iv) the competitive and economic outlook for First Citizens’ and BB&T’s trade area; (v) the book value and financial condition of First Citizens and BB&T and their subsidiaries; (vi) the future earnings and dividend paying capacity of First Citizens and BB&T and their subsidiaries; (vii) previous sales of First Citizens and BB&T stock; and (viii) the prevailing market prices for selected banking organizations in Tennessee and the United States. Southard held discussions with senior management of First Citizens concerning First Citizens’ past and current operations, financial condition and prospects, as well as the results of recent bank regulatory examinations.

In conducting its review and in arriving at the Southard Opinion, Southard relied upon and assumed the accuracy and completeness of the financial and other information provided to it or publicly available, and did not attempt to independently verify the same. Southard did not make or obtain any evaluations or appraisals of the properties of First Citizens or BB&T, nor did it examine any individual loan credit files. For purposes of the Southard Opinion, Southard assumed that the merger will have the tax, accounting and legal effects described in the Proxy Statement and assumed that the transaction would be consummated on a timely basis in the manner presented by First Citizens and BB&T and in compliance with applicable laws and regulations.

As more fully discussed below, Southard considered such financial and other factors as it deemed appropriate under the circumstances, including among others the following: (i) the historical and current financial position and results of operations of First Citizens and BB&T, including interest income, interest expense, net interest income, net interest margin, provision for loan losses, non-interest income, non-interest expense, earnings, dividends, internal capital generation, book value, intangible assets, return on assets, return on stockholders’ equity, capitalization, the amount and type of non-performing assets, loan losses and the reserve for loan losses, all as set forth in the financial statements for First Citizens and its subsidiaries; and, (ii) the assets and liabilities of First Citizens and its subsidiaries, including the loan investment and mortgage portfolios, deposits, other liabilities, historical and current liability sources and costs and liquidity. Southard also took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and its knowledge of the banking industry generally. The Southard Opinion is necessarily based upon conditions as they existed and can be evaluated on the respective dates thereof and the information made available to Southard through such dates.

In connection with rendering the Southard Opinion, Southard performed certain financial analyses, which are summarized below. Southard believes that its analysis must be considered as a whole, and that selecting portions of such analysis and the factors considered therein, without considering all factors and analysis, could create an incomplete view of the analysis and the processes underlying the Southard Opinion. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. In its analyses, Southard made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of First Citizens and BB&T. Any estimates contained in Southard’s analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than such estimates. Estimates of values of companies do not purport to be appraisals of such companies or necessarily reflect the prices at which such companies or their securities may actually be sold.

Adequacy of Total Price

The key consideration in the fairness opinion is the adequacy of the total price paid by BB&T. Under the terms of the merger, individual First Citizens shareholders may elect to receive for each First Citizens share owned: (1) an amount of cash equal to 1.30 multiplied by the average of the last sale prices of BB&T common stock for the five trading days prior to the closing date of the merger; (2) the stock election of 1.3 shares of BB&T stock; or, (3) a combination of shares of BB&T stock and cash, subject to the Agreement. The total cash paid to First Citizens shareholders choosing the cash election will be no more than 25% of the total consideration. The analysis presented below is based upon the total consideration to be received by First Citizens, based upon a market price of $42.50 per share for BB&T (near the $42.53 closing price on January 6, 2006). At that share price, the stock exchange election has a per share value of $55.25 ($42.50 times 1.3), or $3.25 per share higher than the cash equivalent price, which was assumed to be $52.00 per share for purposes of the Southard Opinion. Thus, the total consideration as of the date of the Southard opinion is in the range of $143,345,407 (all 2,594,487 First Citizens shares exchanged for shares of BB&T) and $141,237,386 (25% of shares exchanged for cash, 75% for shares of BB&T). The analysis presented below is based upon a deal value of about $142,000,000, or about $54.75 per First Citizens share. It should be noted that options to purchase First Citizens stock will be converted into options to purchase BB&T stock (at the exchange ratio), so no adjustment for option shares is necessary in the analyses presented below.

Analysis of Market Transactions

Based upon the merger terms (total consideration cash equivalent price of $142 million), the merger of First Citizens into BB&T will take place at 17.8 times 2004 earnings (fully-taxable basis), 10.8 times 2005 earnings (fully-taxable basis), 334% of reported September 30, 2005 book value, and 20.7% of consolidated September 30, 2005 assets. The multiples are essentially the same on a fully-diluted basis. Based upon the review conducted by Southard Financial, and given the financial characteristics and performance of First Citizens, the pricing for First Citizens in the merger is within the range of multiples seen in recent acquisitions of banks and bank holding companies.

Discounted Cash Flow Analysis

Southard Financial prepared a pro-forma discounted cash flow analysis to determine a range of present values of First Citizens assuming First Citizens continued to operate as a stand-alone entity. This range was determined by adding (i) the present value of the estimated future dividend stream that First Citizens could generate over the ten year period from 2006 to 2015 and (ii) the present value of the “terminal value” of First Citizens common stock at the end of 2015. To determine a projected dividend stream, Southard Financial assumed a maximum equity to assets ratio of 8.0%. Southard Financial used annualized earnings for 2005 (fully taxable equivalent) and assumed annual growth in earnings and assets of between 5% and 10%. The “terminal value” of First Citizens common stock at the end of the ten-year period was determined by applying a price/earnings multiple of 20 times projected net income for First Citizens in 2015. The dividend stream and terminal value were discounted to the present using discount rates of 13% to 18%, which Southard Financial viewed as appropriate for a company with First Citizens’ risk characteristics. Using this analysis, the implied value of First Citizens was consistently near or below the estimated merger price.

Liquidity

First Citizens’ shares are not traded on a public stock exchange. Other than a recent tender offer by First Citizens, there have been no recent transactions in First Citizens stock. Alternatively, BB&T shares are actively and widely traded on the New York Stock Exchange (NYSE), BB&T is covered by about 25 market analysts, and BB&T stock is included in the S&P 500 Stock Index. Further, BB&T shares received will be immediately transferable. Thus, the liquidity of First Citizens shareholders making the stock election or the combined election will be significantly enhanced.

Analysis of Alternatives

In evaluating the fairness of the proposed merger to the shareholders of First Citizens, Southard Financial reviewed with First Citizens management the process undertaken by Hovde on behalf of First Citizens whereby confidential conversations were conducted with several bank holding companies about their potential interest in First Citizens as described more fully in the Background of the Merger. As a result of these discussions, several companies submitted preliminary indications of interest. The pending transaction with BB&T was by far the best financial offer in comparison to the preliminary indications of interest that had been previously submitted by other companies. After receiving the offer from BB&T, First Citizens’ Board did not pursue other offers. The Board determined that it was unlikely that a significantly better offer would be received.

Impact of an Exchange of First Citizens Stock for BB&T Stock

For evaluating the impact of the transaction on those who elect to receive BB&T shares, it was assumed that the transaction consisted of the stock election of 1.3 BB&T shares for each First Citizens share.

Dividend Yield Analysis

In evaluating the impact of the proposed merger on the shareholders of First Citizens, Southard Financial reviewed the dividend paying histories of First Citizens and BB&T. Both First Citizens and BB&T pay dividends to their shareholders. First Citizens dividends have been larger than BB&T dividends, largely due to the S-Corporation status of First Citizens and the need to make distributions to shareholders to pay taxes on earnings. Dividends would likely not be as high if not for this factor. On a comparable basis, after giving effect to corporate taxes on income and taxes on dividends, the impact on the dividends received by First Citizens shareholders is estimated to be neutral.

Earnings Yield Analysis

In evaluating the impact of the proposed merger on the shareholders of First Citizens, Southard Financial determined that the shareholders of First Citizens would have seen a positive impact on earnings per share for the year ended December 31, 2005, assuming that the merger had been consummated on January 1, 2005. Thus, the proposed merger is expected to be accretive to earnings per share during the first year following the transaction.

Book Value Analysis

In evaluating the impact of the proposed merger on the shareholders of First Citizens, Southard Financial estimates that the shareholders of First Citizens should experience over a 60% increase in the book value of their investment, based upon the book values of First Citizens and BB&T at September 30, 2005.

Fundamental Analysis

Southard Financial reviewed the financial characteristics of First Citizens and BB&T with respect to profitability, capital ratios, liquidity, asset quality, and other factors. Southard Financial compared First Citizens and BB&T to a universe of publicly traded banks and bank holding companies and to peer groups prepared by the Federal Financial Institutions Examination Council. Southard Financial found that the post-merger combined entity will have capital ratios and profitability ratios within the range of those of the peer groups.

Summary of Analyses

The summary set forth does not purport to be a complete description of the analyses performed by Southard Financial. The analyses performed by Southard Financial are not necessarily indicative of actual values, which may differ significantly from those suggested by such analyses. Southard Financial did not appraise any individual assets or liabilities of First Citizens or BB&T. Throughout the due diligence process, all information provided by First Citizens and third party sources was relied upon by Southard Financial without independent verification.

Accordingly, based on all factors that Southard deems relevant and assuming the accuracy and completeness of the information and data provided, Southard concludes that the total consideration paid to the stockholders in connection with the merger, is fair, from a financial standpoint, to all stockholders of First Citizens, including those stockholders receiving the cash consideration as well as those stockholders of First Citizens who will remain stockholders of BB&T after the merger. It should be noted that the exchange of First Citizens stock for cash, BB&T stock, or some combination of cash and BB&T stock (as outlined in the Agreement) are essentially equivalent for purposes of the Southard opinion. Nevertheless, there are advantages and disadvantages of taking cash versus stock, and the desirability of either is subject to the risk characteristics of the stock and subject to the risk profile of each individual investor.

Prior to its engagement to assist the First Citizens Board and management in connection with their analysis of this potential transaction, Southard had not previously provided valuation or other professional services to First Citizens. Southard has not previously served as a market maker for First Citizens’ common stock.

First Citizens paid Southard $20,000 for rendering the Southard Opinion. First Citizens also reimbursed Southard for its reasonable out-of-pocket expenses and agreed to indemnify Southard against certain liabilities, including liabilities under the federal securities laws.

Merger Consideration

Under the merger agreement, you will receive one of the following forms of payment of the merger consideration in exchange for each of your shares of First Citizens common stock (subject to the limitation on total cash payable discussed below):

•	1.30 shares of BB&T common stock—the “per share stock consideration”;

•	An amount in cash equal to 1.30 multiplied by the average of the last sale prices of BB&T common stock for the five trading days prior to the closing date of the merger—the “per-share cash consideration”; or

•	A combination of cash and BB&T common stock as designated on the election form by the First Citizens shareholder.

First Citizens shareholders are entitled to elect to receive the per share stock consideration, the per share cash consideration or any combination of BB&T common stock and cash, in whole share increments with respect to the shareholders’ shares of First Citizens common stock. In other words, by promptly completing and timely delivering the election form (which BB&T is sending to you separately), you can elect to receive cash for all of your First Citizens shares, BB&T common stock for all of your First Citizens shares, or cash for some of your shares and BB&T common stock for the remainder of your shares (a “mixed election”). If you elect to receive any cash consideration, you may not receive the amount of cash you elected, as explained below. If you elect to receive all BB&T common stock, you will receive only BB&T common stock as merger consideration, regardless of the decisions of other First Citizens shareholders.

The total amount of cash payable in connection with the merger is limited in that the per-share cash consideration will be paid for a maximum of 25% of the shares of First Citizens common stock exchanged in the merger. In the event the cash to be paid as merger consideration exceeds this limit, the merger agreement provides rules which are described below in “—Allocation of the Merger Consideration” to allocate stock and cash forms of merger consideration based on the elections made by the First Citizens shareholders. Accordingly, you may receive cash for a lesser number of shares of First Citizens common stock than you elected. This could result in, among other things, tax consequences that differ from those that would have resulted had you received the exact form of merger consideration you elected.

No fractional shares of BB&T common stock will be issued in connection with the merger. Instead, cash will be paid for any fractional share of BB&T common stock to which any First Citizens shareholder would be entitled upon completion of the merger. The cash paid will be an amount equal to the shareholder’s fractional interest multiplied by the average last sale price per share of BB&T Corporation common stock on the New York Stock Exchange for the five trading days prior to the closing date of the merger.

Neither First Citizens or BB&T (or their respective Boards of Directors) nor their financial advisors make any recommendation as to whether you should choose BB&T common stock, cash or a combination of cash and BB&T common stock for your shares of First Citizens common stock. You should consult with your own financial advisor about this decision.

BB&T common stock is listed for quotation on the New York Stock Exchange under the symbol “BBT.” On January 11, 2006, which was the last trading day prior to the announcement of the merger, the price of BB&T common stock closed at $41.94 per share, and on June 13, 2006, the price of BB&T common stock closed at $42.23 per share.

You should be aware that the market value of a share of BB&T common stock will fluctuate, and neither BB&T nor First Citizens can give you any assurance as to what the price of BB&T common stock will be when the merger becomes effective or when certificates for those shares are delivered following surrender in exchange of your certificates for shares of BB&T common stock. We urge you to obtain information on the market value of BB&T common stock that is more recent than that provided in this proxy statement/prospectus. See “Summary—Comparative Market Prices and Dividends” on page 11.

Illustration of Allocation of the Merger Consideration, Assuming No Oversubscription for Cash

The following table illustrates calculations of consideration at different BB&T share prices that would be received by a holder of 100 shares of First Citizens common stock depending on whether the shareholder made a mixed election, an all cash election, or an all stock election.

These calculations assume that there will be no oversubscription for cash. The assumed closing value of the BB&T common stock set forth in the table have been included for representative purposes only. The closing value at the effective time of the merger may be less than $30.00 or more than $50.00. We cannot predict what the closing value for BB&T common stock will be or what the value of the BB&T common stock to be issued in the merger will be at or following the effective time.

ILLUSTRATIVE ELECTION ALTERNATIVES FOR A HOLDER

OF 100 SHARES OF FIRST CITIZENS COMMON STOCK

	MIXED ELECTION(1)			CASH ELECTION	STOCK ELECTION
Assumed Closing Value of BB&T Common Stock ($)(2)	Cash Received ($)	Value of BB&T Stock Received ($)	Total Consideration Received ($)	Cash Received/ Total Consideration Received ($)	Value of BB&T Stock Received ($)	Cash Received ($)	Total Consideration Received ($)
50.00	1,650.00	4,850.00	6,500.00	6,500.00	6,500.00	—	6,500.00
49.00	1,617.00	4,753.00	6,370.00	6,370.00	6,370.00	—	6,370.00
48.00	1,584.00	4,656.00	6,240.00	6,240.00	6,240.00	—	6,240.00
47.00	1,551.00	4,559.00	6,110.00	6,110.00	6,110.00	—	6,110.00
46.00	1,518.00	4,462.00	5,980.00	5,980.00	5,980.00	—	5,980.00
45.00	1,485.00	4,365.00	5,850.00	5,850.00	5,850.00	—	5,850.00
44.50	1,468.50	4,316.50	5,785.00	5,785.00	5,785.00	—	5,785.00
44.00	1,452.00	4,268.00	5,720.00	5,720.00	5,720.00	—	5,720.00
43.50	1,435.50	4,219.50	5,655.00	5,655.00	5,655.00	—	5,655.00
43.00	1,419.00	4,171.00	5,590.00	5,590.00	5,590.00	—	5,590.00
42.50	1,402.50	4,122.50	5,525.00	5,525.00	5,525.00	—	5,525.00
42.00	1,386.00	4,074.00	5,460.00	5,460.00	5,460.00	—	5,460.00
41.50	1,369.50	4,025.50	5,395.00	5,395.00	5,395.00	—	5,395.00
41.00	1,353.00	3,977.00	5,330.00	5,330.00	5,330.00	—	5,330.00
40.50	1,336.50	3,928.50	5,265.00	5,265.00	5,265.00	—	5,265.00
40.00	1,320.00	3,880.00	5,200.00	5,200.00	5,200.00	—	5,200.00
39.50	1,303.50	3,831.50	5,135.00	5,135.00	5,135.00	—	5,135.00
39.25	1,295.25	3,807.25	5,102.50	5,102.50	5,102.50	—	5,102.50
39.00	1,287.00	3,783.00	5,070.00	5,070.00	5,070.00	—	5,070.00
38.50	1,270.50	3,734.50	5,005.00	5,005.00	5,005.00	—	5,005.00
38.00	1,254.00	3,686.00	4,940.00	4,940.00	4,940.00	—	4,940.00
37.50	1,237.50	3,637.50	4,875.00	4,875.00	4,875.00	—	4,875.00
37.00	1,221.00	3,589.00	4,810.00	4,810.00	4,810.00	—	4,810.00
36.50	1,204.50	3,540.50	4,745.00	4,745.00	4,745.00	—	4,745.00
36.00	1,188.00	3,492.00	4,680.00	4,680.00	4,680.00	—	4,680.00
35.50	1,171.50	3,443.50	4,615.00	4,615.00	4,615.00	—	4,615.00
35.00	1,155.00	3,395.00	4,550.00	4,550.00	4,550.00	—	4,550.00
34.50	1,138.50	3,346.50	4,485.00	4,485.00	4,485.00	—	4,485.00
34.00	1,122.00	3,298.00	4,420.00	4,420.00	4,420.00	—	4,420.00
33.50	1,105.50	3,249.50	4,355.00	4,355.00	4,355.00	—	4,355.00
33.00	1,089.00	3,201.00	4,290.00	4,290.00	4,290.00	—	4,290.00
32.50	1,072.50	3,152.50	4,225.00	4,225.00	4,225.00	—	4,225.00
32.00	1,056.00	3,104.00	4,160.00	4,160.00	4,160.00	—	4,160.00
31.50	1,039.50	3,055.50	4,095.00	4,095.00	4,095.00	—	4,095.00
31.00	1,023.00	3,007.00	4,030.00	4,030.00	4,030.00	—	4,030.00
30.50	1,006.50	2,958.50	3,965.00	3,965.00	3,965.00	—	3,965.00
30.00	990.00	2,910.00	3,900.00	3,900.00	3,900.00	—	3,900.00

(1)	Assumes election of 25% cash and 75% stock.
(2)	For purposes of calculating cash received, we have also assumed this is the average of the last sale prices of BB&T common stock for the five trading days prior to the closing date of the merger.

Neither First Citizens or BB&T, nor their respective Boards of Directors nor their financial advisors make any recommendation as to whether you should choose BB&T common stock, cash or a combination of cash and BB&T common stock for your shares of First Citizens common stock. You should consult with your own financial advisor about this decision.

Election of the Form of Payment of the Merger Consideration

First Citizens shareholders are entitled to elect to receive the per share stock consideration, the per share cash consideration or any combination of BB&T common stock and cash, in whole share increments with respect to the shareholders’ shares of First Citizens common stock (subject to the limitation on total cash payable as described below in “—Allocation of the Merger Consideration”). BB&T will deliver or mail to you a form of election and instructions for making your election as to the form of merger consideration you prefer to receive in the merger, subject to the allocation procedures described below in “Allocation of the Merger Consideration.” Each holder of First Citizens common stock should complete, date and sign the election form that is being separately mailed to you and return it promptly in the prepaid, pre-addressed envelope provided to you with the election form. If you do not make an election by 5:00 p.m. Eastern time, on July 20, 2006, you will be deemed to have made an election to receive BB&T common stock. A First Citizens shareholder’s proper election will be effective for the lesser of the number of his or her shares owned (i) on the election deadline; or (ii) on the effective date of the merger. Furthermore, if a First Citizens shareholder makes a proper mixed election and, on the effective date of the merger, he or she owns some but not all of the shares with respect to which he or she made the proper mixed election, the shares retained will be treated in proportionately the same manner as the mixed election the First Citizens shareholder originally selected in his or her properly submitted election form.

All shareholder elections must be made on the election form to be provided by BB&T. To be effective, an election form must be properly completed, and received by BB&T no later than 5:00 p.m. Eastern time on July 20, 2006 (the “election deadline”). If a First Citizens shareholder does not make an election by the election deadline, you will be deemed to have made an election to receive BB&T common stock. Elections may be revoked or changed upon written notice to BB&T prior to the election deadline. If a shareholder revokes an election form and does not properly make a new election by the election deadline in respect of the shares of First Citizens common stock covered by the revoked election form, it will be deemed that the holder did not make any election in respect of those shares and will be deemed to have made an election to receive BB&T common stock.

BB&T will have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in an election form, and any good faith decision of BB&T regarding such matters will be binding and conclusive. BB&T WILL NOT BE UNDER ANY OBLIGATION TO NOTIFY ANY PERSON OF ANY DEFECT IN AN ELECTION FORM.

Allocation of the Merger Consideration

The merger agreement limits the aggregate number of shares of First Citizens common stock for which BB&T will pay the per share cash consideration to 25% of the total outstanding shares of First Citizens common stock at the effective time of the merger.

If more than 25% of the total number of shares of First Citizens common stock issued and outstanding have, at the election deadline, been deposited for cash pursuant to all cash elections, mixed elections and dissenting shares, and not withdrawn, BB&T will promptly eliminate, or cause to be eliminated by the exchange agent, from the shares deposited pursuant to all cash elections, a sufficient number of such shares so that the total number of shares remaining on deposit for cash pursuant to all cash elections, mixed elections and dissenting shares does not exceed 25% of the shares of First Citizens common stock issued and outstanding on the effective date. However, in no event will the holders of one hundred (100) or fewer shares of First Citizens common stock of record on the date of the merger agreement who have elected all cash elections be required to have any of their shares of First Citizens common stock converted into BB&T common stock, and the trustees and administrators of the First Citizens’ ESOP shall not be required to have any of the shares of First Citizens common stock held in such plan converted into BB&T common stock if the appropriate administrator has elected an all cash election.

Subject to the limitations regarding the First Citizens’ ESOP and holders of 100 or fewer shares of First Citizens common stock discussed above, BB&T will (i) eliminate or cause to be eliminated from the shares of First Citizens common stock deposited pursuant to all cash elections, and (ii) add or cause to be added to the shares of First Citizens common stock deposited for BB&T common stock, such number of whole shares of First Citizens common stock on deposit for cash pursuant to all cash elections as may be necessary so that the total number of shares remaining on deposit for cash pursuant to all cash elections or mixed elections is equal, as nearly as practicable, to 25% of the shares of First Citizens common stock issued and outstanding on the closing date of the merger. In any case where the number of shares of First Citizens common stock to be added for deposit must be adjusted, BB&T will make such adjustment on a pro rata basis in relation to the total number of shares of First Citizens common stock deposited pursuant to all cash elections minus the number of shares so deposited by the holders of 100 or fewer shares of First Citizens common stock and the number of shares so deposited by the trustees or administrators of the First Citizens ESOP.

All shares of First Citizens common stock that are eliminated from the shares of First Citizens common stock deposited for cash shall be automatically converted into BB&T common stock. Notice of such reallocation shall be provided promptly to each shareholder whose shares of First Citizens common stock are reduced from the shares on deposit for cash.

Exchange of First Citizens Stock Certificates

When the merger is completed, without any action on the part of First Citizens or the First Citizens shareholders, shares of First Citizens common stock will be converted into and will represent the right to receive, upon surrender of the certificate representing such shares as described below, the merger consideration described above, including cash instead of any fractional share of BB&T common stock that would otherwise be issued. Promptly after the merger becomes effective, BB&T will deliver or mail to you a form of letter of transmittal and instructions for surrender of your First Citizens stock certificates. When you properly surrender your certificates, or provide other satisfactory evidence of ownership, and return the letter of transmittal duly executed and completed in accordance with its instructions and any other documents as may be reasonably requested, BB&T will promptly deliver to you the merger consideration and cash in lieu of a fractional share, if any, to which you are entitled.

You should not send in your stock certificates until you receive the letter of transmittal and instructions.

After the merger is completed, and until surrendered as described above, each outstanding First Citizens stock certificate will be deemed for all purposes to represent only the right to receive the merger consideration. No interest will be paid or accrued on any cash payable as part of the merger consideration. With respect to any First Citizens stock certificate that has been lost or destroyed, BB&T will pay the merger consideration attributable to the shares represented by such certificate upon receipt of a surety bond or other adequate indemnity, as required in accordance with BB&T’s standard policy, and evidence reasonably satisfactory to BB&T of ownership of the shares in question. After the merger is completed, First Citizens’ transfer books will be closed and no transfer of the shares of First Citizens stock outstanding immediately before the time that the merger becomes effective will be made on BB&T’s stock transfer books.

To the extent permitted by law, after the merger becomes effective, you will be entitled to vote at any meeting of BB&T shareholders the number of whole shares of BB&T common stock into which your shares of First Citizens stock are converted, regardless of whether you have exchanged your First Citizens stock certificates for BB&T stock certificates. Whenever BB&T declares a dividend or other distribution on the BB&T common stock which has a record date after the merger becomes effective, the declaration will include dividends or other distributions on all shares of BB&T common stock issuable under the merger agreement. However, no dividend or other distribution payable to the holders of record of BB&T common stock will be delivered to you until you surrender your First Citizens stock certificate for exchange as described above. Upon surrender of your First Citizens stock certificate, dependent upon your election, the certificate representing BB&T common stock, cash or a combination of cash and BB&T common stock into which your shares of First Citizens stock have been converted, together with cash instead of any fractional share of BB&T common stock to which you would otherwise be entitled and any undelivered dividends, will be delivered and paid to you, without interest.

Effective Date and Time of the Merger

The merger agreement, as amended, provides that the merger will be completed on a date selected by BB&T that is no later than the 30th business day following the satisfaction or waiver of the conditions to the completion of the merger (other than conditions that by their nature are to be satisfied on the closing date), provided that such date cannot be past the date any required regulatory approval for the merger would expire or after October 1, 2006; or a later date mutually acceptable to the parties. The merger will become effective at the time and date specified in the articles of merger to be filed with the North Carolina Secretary of State and the Tennessee Secretary of State. It is currently anticipated that the merger will become effective early in the third quarter of 2006, assuming all conditions to the respective obligations of BB&T and First Citizens to complete the merger have been satisfied.

Conditions to the Merger

The obligations of BB&T and First Citizens to carry out the merger are subject to satisfaction (or, if permissible, waiver) of the following conditions at or before the time the merger becomes effective:

•	approval of the shareholders of First Citizens of the merger agreement;

•	BB&T’s registration statement on Form S-4 relating to the merger must be effective under the Securities Act of 1933, and no stop order suspending the effectiveness of the registration statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the Securities and Exchange Commission;

•	all regulatory approvals required to consummate the merger shall have been obtained and shall remain in full force and effect and all statutory waiting periods required by such regulatory approvals shall have expired and no such approvals shall contain (i) any conditions, restrictions or requirements that the BB&T Board of Directors reasonably determines would either, before or after the completion of the merger, have a material adverse effect on BB&T or (ii) any conditions, restrictions or requirements that are not customary and usual for approvals of such type and that the BB&T Board of Directors reasonably determines would either, before or after the completion of the merger, be unduly burdensome;

•	no governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) that is in effect and prohibits consummation of the merger; and

•	the shares of BB&T common stock issuable pursuant to the merger must have been approved for listing on the NYSE, subject to official notice of issuance.

The obligations of First Citizens to carry out the transactions contemplated by the merger agreement are subject to the satisfaction of the following additional conditions at or before the time the merger becomes effective, unless, where permissible, waived by First Citizens:

•	the representations and warranties of BB&T in the merger agreement shall be true and correct as of the date of the merger agreement and as of the closing of the merger, except for such inaccuracies in the representations and warranties that, individually or in the aggregate, have not had or are not reasonably likely to have a material adverse effect on BB&T;

•	BB&T must have performed in all material respects all obligations and complied in all material respects with all covenants required by the merger agreement; and

•	First Citizens must have received closing certificates with respect to accuracy of representations and warranties and compliance with covenants from BB&T.

The obligations of BB&T to carry out the transactions in the merger agreement are subject to satisfaction of the following additional conditions at or before the time the merger becomes effective, unless, where permissible, waived by BB&T:

•	the representations and warranties of First Citizens in the merger agreement shall be true and correct as of the date of the merger agreement and as of the closing of the merger, except for such inaccuracies in the representations and warranties that, individually or in the aggregate, have not had or are not reasonably likely to have a material adverse effect on First Citizens (other than First Citizens’ capitalization which may only have de minimis variations);

•	First Citizens must have performed in all material respects all of its obligations and complied in all material respects with all of its covenants required by the merger agreement;

•	BB&T must have received agreements from specified affiliates of First Citizens concerning their shares of First Citizens common stock and the shares of BB&T common stock to be received by them;

•	BB&T must have received closing certificates from First Citizens with respect to accuracy of representations and warranties and compliance with covenants; and

•	BB&T must have received an opinion of Rothgerber, Johnson & Lyons LLP, counsel to First Citizens, regarding matters specified in the merger agreement.

Representations and Warranties

The merger agreement contains representations and warranties by First Citizens and BB&T regarding various legal, financial, business and regulatory matters. The representations and warranties will not survive after the merger. The full text of these representations and warranties can be found in the merger agreement attached as Appendix A.

This proxy statement/prospectus contains a description of the representations, warranties and covenants made in the merger agreement, and in agreements, some of which are attached or filed as exhibits to the registration statement of which this proxy statement/prospectus is a part or are incorporated by reference into this proxy statement/prospectus. These representations, warranties and agreements have been made solely for the benefit of the other party to such agreements, may be subject to important qualifications, exceptions and limitations agreed to by the contracting parties, and may not be complete, and such representations, warranties and agreements therefore should not be relied on by any other person. Any such covenants, representations or warranties may have been qualified or superseded by disclosures contained in separate schedules or exhibits not filed with or incorporated by reference in this proxy statement/prospectus, may reflect the parties’ negotiated risk allocation in the particular transaction rather than facts, may be qualified by materiality standards that differ from those that you may consider material, may not be true as of the date of this proxy statement/prospectus or any other date, and are subject to amendments, changes or waivers by the parties.

Covenants; Conduct of First Citizens’ and BB&T’s Businesses Before the Merger Becomes Effective

Each of First Citizens and BB&T has agreed to use reasonable best efforts in good faith to satisfy the conditions necessary to complete the transactions contemplated by the merger agreement as soon as is reasonably practicable.

Except with the prior written consent of BB&T, until the merger is effective, neither First Citizens nor any of its subsidiaries may:

•	conduct their businesses other than in the ordinary and usual course;

•	fail to use reasonable efforts to preserve intact their business organizations and assets and maintain their rights, franchises and existing relations with customers, suppliers, employees and business associates;

•	voluntarily take any action likely to have an adverse effect upon First Citizens’ ability to perform any of its material obligations under the merger agreement;

•	enter into any new material line of business;

•	materially change its lending, investment, underwriting, risk, asset liability management or other banking and operating policies, except as required by applicable law, regulation or policies imposed by any governmental authority;

•	issue any shares of capital stock, other than in connection with the exercise of outstanding options or, consistent with past practice, in connection with awards of restricted stock and stock options to directors, officers, and employees under the First Citizens stock option plans;

•	incur additional indebtedness other than in the ordinary course of business;

•	sell or otherwise dispose of any material assets, acquire any materials assets or make certain capital expenditures;

•	increase the compensation or fringe benefits of its directors, officers or employees except in a manner consistent with past practice; or

•	declare or pay any dividends or other distributions on capital stock other than quarterly cash dividends in an amount not to exceed the per share amount declared and paid in the most recent regular quarterly cash dividend or as may be necessary to satisfy the quarterly tax liabilities of the First Citizens shareholders through the effective time of the merger (given First Citizens’ election to be treated as an S Corporation under Subchapter S of the Internal Revenue Code) as may be estimated by First Citizens in its reasonable discretion consistent with past practice. First Citizens and BB&T will coordinate their dividends pending the merger so that First Citizens shareholders will receive, during the quarter in which the merger becomes effective, a dividend from either BB&T or First Citizens, but not both.

Except with the consent of the other party, until the merger is effective, neither BB&T, First Citizens nor any of their respective subsidiaries may take any action while knowing that such action would or is reasonably likely to adversely affect the desired income tax consequences of the merger or knowingly take any action that is intended or reasonably likely to result in any of its representations or warranties in the merger agreement becoming untrue in any material respect prior to the effective time of the merger, any conditions to consummation of the merger not being satisfied or a material violation of any provision of the merger agreement except, in each case, as may be required by applicable law or regulation.

No Solicitation of Other Acquisition Proposals by First Citizens

First Citizens may not solicit or encourage inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential information to, or have any discussions with, any person relating to any acquisition proposal, except to the extent that the First Citizens Board, after consultation with independent legal counsel, determines in good faith that it is probable that the failure to take such action would be a breach of its fiduciary duties under applicable Tennessee law and First Citizens’ Articles of Incorporation. Upon execution of the merger agreement, First Citizens agreed to immediately cease and cause to be terminated any activities, discussions or negotiations conducted prior to the date of the merger agreement with any parties other than BB&T with respect to any acquisition proposal and to use its reasonable best efforts to enforce any confidentiality or similar agreement relating to any acquisition proposal. First Citizens must promptly advise BB&T of the receipt by First Citizens of any acquisition proposal and the substance thereof (including the identity of the person making such acquisition proposal), and advise BB&T of any material developments with respect to such acquisition proposal promptly.

“Acquisition proposal” means any tender or exchange offer, proposal for a merger, consolidation or other business combination involving First Citizens or any of its subsidiaries, or any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the assets or deposits of, First Citizens or any of its subsidiaries, other than the transactions contemplated by the merger agreement.

Waiver; Amendment; Termination; Expenses

Except with respect to any required regulatory approval, BB&T or First Citizens may at any time (whether before or after approval of the merger agreement by the First Citizens shareholders) extend the time for the performance of any of the obligations or other acts of the other party and may waive:

•	any inaccuracies of the other party in the representations or warranties contained in the merger agreement or any document delivered pursuant to the merger agreement;

•	compliance with any of the covenants, undertakings or agreements of the other party, or satisfaction of any of the conditions precedent to its obligations, contained in the merger agreement; or

•	the performance by the other party of any of its obligations set out in the merger agreement.

The parties may also mutually amend or supplement the merger agreement in writing at any time. However, no extension, waiver, amendment or supplement which would reduce the merger consideration to be provided to holders of First Citizens common stock upon completion of the merger may be made after the First Citizens shareholders approve the merger agreement. In order to be valid, the waiving party must provide a written waiver to the other party.

The merger agreement, as amended, may be terminated, and the merger may be abandoned:

•	at any time before the merger becomes effective, by the mutual consent in writing of BB&T and First Citizens;

•	at any time before the merger becomes effective, by BB&T or First Citizens in the event of either: (i) a breach by the other party of any representation or warranty contained in the merger agreement, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach; or (ii) a material breach by the other party of any of the covenants or agreements contained in the merger agreement, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach, provided that (A) such breach would entitle the non-breaching party not to consummate the merger, and (B) the terminating party is not itself in material breach of any provision of the merger agreement;

•	at any time before the merger becomes effective, by BB&T or First Citizens, if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event that the merger is not consummated by October 1, 2006, except to the extent that the failure of the merger to be consummated arises out of or results from the knowing action or inaction of the party seeking to terminate the merger agreement;

•	by First Citizens or BB&T in the event (i) the approval of any governmental authority required for consummation of the merger and the other transactions contemplated by the merger agreement shall have been denied by final nonappealable action of such governmental authority; (ii) the First Citizens shareholders fail to approve the merger agreement at the First Citizens shareholders’ meeting; or (iii) any of the closing conditions have not been met as required by the merger agreement; or

•	by BB&T, if (i) the First Citizens Board of Directors submits the merger agreement to its shareholders without a recommendation for approval or with any adverse conditions on, or qualifications of, such recommendation for approval; (ii) the First Citizens Board of Directors otherwise withdraws or materially and adversely modifies (or discloses its intention to withdraw or materially and adversely modify) its recommendation; or (iii) the First Citizens Board of Directors recommends to its shareholders an acquisition proposal other than the merger.

If the merger agreement is terminated pursuant to any of the provisions described above, the merger agreement will become void and have no effect, except that (a) provisions in the merger agreement relating to confidentiality, the termination fee and expenses will survive the termination and (b) a termination for an uncured breach of a covenant or agreement or inaccuracy in a representation or warranty will not relieve the breaching party from liability for that breach or inaccuracy.

Each party will pay the expenses it incurs in connection with the merger agreement and the merger, except the costs (excluding fees and disbursements of counsel, financial advisors and accountants) incurred in connection with the preparation of this proxy statement prospectus and the registration statement (including printing expenses) and Securities and Exchange Commission filing fees and filing fees in connection with regulatory approvals will be paid 50% by BB&T and 50% by First Citizens.

Termination Fee

Under the circumstances described below, First Citizens will be required to pay to BB&T a termination fee of $6 million.

The termination fee would be payable IF the merger agreement is terminated for one of the following reasons:

•	BB&T terminates because First Citizens is in material breach of the merger agreement and such breach is not cured or cannot be cured;

•	BB&T terminates because prior to the First Citizens shareholders’ meeting, the First Citizens Board of Directors withdrew or disclosed its intention to withdraw or materially and adversely modify its recommendation, or refused to recommend, without any adverse conditions or qualifications, to the First Citizens shareholders that they vote to approve the merger, or recommended to First Citizens shareholders that they approve an acquisition of First Citizens by a third party; or

•	Either First Citizens or BB&T terminates because the First Citizens shareholders did not vote to approve the merger agreement.

AND

•	Prior to such termination an acquisition proposal by a third party with respect to First Citizens has been commenced, publicly proposed or publicly disclosed.

AND

•	Within 18 months of termination of the merger agreement, First Citizens completes or enters into a definitive agreement with another party with respect to the acquisition of First Citizens.

The termination fee also would be payable to BB&T IF

•	after receiving an acquisition proposal from a third party, the First Citizens Board does not take action to convene the First Citizens shareholders’ meeting and/or recommend that First Citizens shareholders adopt the merger agreement;

AND

•	within 18 months of termination of the merger agreement, First Citizens completes or enters into a definitive agreement with another party with respect to the acquisition of First Citizens.

The termination fee, which was a condition of BB&T’s willingness to enter into the merger agreement, limits the ability of First Citizens to pursue competing acquisition proposals and discourages other companies from offering to acquire First Citizens.

Certain Interests of First Citizens’ Directors and Officers in the Merger

Some of First Citizens’ directors and executive officers have interests in the merger that differ from, or are in addition to, their interests as First Citizens shareholders. In the case of some executive officers and directors of First Citizens, these interests exist because of rights under existing benefit and compensation plans of First Citizens, as well as under employment agreements that Kenneth H. Rayborn, President and Chief Executive Officer of First Citizens, and F. Alan Smith, Executive Vice President and Chief Operating Officer of First Citizens, have entered into with Branch Bank, a wholly owned subsidiary of BB&T, that will become effective upon completion of the merger. The employment agreements between each of Messrs. Rayborn and Smith and Branch Bank were a condition of BB&T’s willingness to enter into the merger agreement. In addition, all outstanding stock options awarded under First Citizens’ stock option plans provide for accelerated vesting upon the completion of the merger and rights of certain directors and executive officers under benefit plans provide for accelerated vesting upon the completion of the merger.

New Employment and Consulting Agreements with Branch Bank

First Citizens’ President and Chief Executive Officer, Kenneth H. Rayborn, has entered into an employment agreement with Branch Bank. The employment agreement provides that Mr. Rayborn will serve as an Executive Vice President of Branch Bank for a term lasting until the earlier of the 12-month anniversary date of the closing of the merger or the date First Citizens’ subsidiary banks are merged into Branch Bank. Upon the expiration of his employment term, Mr. Rayborn will relinquish his position as an employee and become an independent consultant to Branch Bank. The maximum term of Mr. Rayborn’s employment agreement will be five years, unless the parties agree in writing to extend the term of the agreement.

During any period that Mr. Rayborn serves as an Executive Vice President of Branch Bank, he will perform duties customarily performed by persons with such title. While Mr. Rayborn is employed by Branch Bank, he will receive a minimum annual base salary of $348,400 and will be eligible to receive incentive compensation (such as stock options, restricted stock and other equity awards) on the same terms as similarly situated officers of Branch Bank. As an employee, Mr. Rayborn also will be eligible to receive employee retirement benefits (including deferred compensation) and group employee benefits such as sick leave, vacation, group disability and health, life, and accident insurance and similar indirect compensation that Branch Bank may from time to time extend to similarly situated officers of Branch Bank.

When Mr. Rayborn becomes an independent consultant to Branch Bank, he will be paid $464,650 annually in exchange for providing consulting services and as consideration for noncompetition and other covenants contained in the employment agreement. As an independent consultant, Mr. Rayborn will not be eligible to participate in any of Branch Bank’s employee benefit plans, except for elective coverage under group health plan benefits provided to officers of Branch Bank at a cost no greater than the cost to such officers.

In the event that, in accordance with the terms of the employment agreement, Mr. Rayborn’s employment or consulting relationship is terminated by Branch Bank for “just cause,” or if Mr. Rayborn voluntarily terminates his employment or consulting relationship, Mr. Rayborn shall have no right to render services or to receive compensation or other benefits under the employment agreement for any period after such termination.

In the event that Branch Bank terminates Mr. Rayborn’s employment due to Mr. Rayborn’s disability or other than for “just cause,” or in the event Mr. Rayborn terminates his employment due to a material breach by Branch Bank of the employment agreement that is not remedied by Branch Bank within 30 days following written notice of such breach, Mr. Rayborn will continue to receive his base salary for the remaining period of the employment agreement. In order to receive the termination compensation, Mr. Rayborn must comply with noncompetition, nonsolicitation, confidentiality and other covenants in the employment agreement. Mr. Rayborn would continue to participate in Branch Bank’s group health plan and group life insurance plan for all periods Mr. Rayborn receives termination compensation. In all events, if Mr. Rayborn were to breach the noncompetition, nonsolicitation, confidentiality and other covenants in the employment agreement during the period that he is receiving termination compensation, Mr. Rayborn would not be entitled to receive any further termination compensation or benefits.

First Citizens’ Executive Vice President and Chief Operating Officer, F. Alan Smith, has entered into an employment agreement with Branch Bank. The employment agreement provides that Mr. Smith will serve as an Executive Vice President of Branch Bank and Area Manager for Cleveland, Tennessee for a term lasting until Mr. Smith accepts or rejects an offer from Branch Bank to be an Executive Vice President outside of the Cleveland, Tennessee region, which offer must be made and accepted or rejected by the 12-month anniversary of the closing date of the merger. If Mr. Smith accepts the employment offer he will serve in such capacity until the fifth anniversary of the closing date of the merger providing that Mr. Smith would become an independent consultant to Branch Bank if he terminates his employment other than for “good reason,” or if Branch Bank terminates his employment for “just cause” or if he dies. If Mr. Smith does not accept the employment offer he will become an independent consultant to Branch Bank. Upon the expiration of his employment term, Mr. Smith will relinquish his position as an employee and become an independent consultant to Branch Bank. The maximum term of Mr. Smith’s employment agreement will be five years, unless the parties agree in writing to extend the term of the agreement.

During any period that Mr. Smith serves as an Executive Vice President of Branch Bank, he will perform duties customarily performed by persons with such title. While Mr. Smith is employed by Branch Bank, he will receive a minimum annual base salary of $220,000 and will be eligible to receive incentive compensation (such as stock options, restricted stock and other equity awards) on the same terms as similarly situated officers of Branch Bank. As an employee, Mr. Smith also will be eligible to receive employee retirement benefits (including deferred compensation) and group employee benefits such as sick leave, vacation, group disability and health, life, and accident insurance and similar indirect compensation that Branch Bank may from time to time extend to similarly situated officers of Branch Bank.

If Mr. Smith becomes an independent consultant to Branch Bank, he will be paid annually at a rate equal to his base salary in effect immediately prior to the time he becomes an independent consultant to Branch Bank in exchange for providing consulting services and as consideration for noncompetition and other covenants contained in the employment agreement. As an independent consultant, Mr. Smith will not be eligible to participate in any of Branch Bank’s employee benefit plans, except for elective coverage under group health plan benefits.

In the event that, in accordance with the terms of the employment agreement, Mr. Smith’s employment or consulting relationship is terminated by Branch Bank for “just cause,” or if Mr. Smith voluntarily terminates his employment or consulting relationship, Mr. Smith shall have no right to render services or to receive compensation or other benefits under the employment agreement for any period after such termination.

In the event that Branch Bank terminates Mr. Smith’s employment due to Mr. Smith’s disability or other than for “just cause,” or in the event Mr. Smith terminates his employment due to a material breach by Branch Bank of the employment agreement that is not remedied by Branch Bank within 30 days following written notice of such breach, Mr. Smith will continue to receive his base salary and annual cash bonuses for the remaining period of the employment agreement, and the cash bonuses will equal the highest amount of cash bonus paid to Mr. Smith during his employment by Branch Bank. Mr. Smith’s termination compensation will not include any equity-based compensation and in order to receive the termination compensation, Mr. Smith must comply with noncompetition, nonsolicitation, confidentiality and other covenants in the employment agreement. Mr. Smith would continue to participate in Branch Bank’s group health plan and group life insurance plan for all periods Mr. Smith receives termination compensation. In all events, if Mr. Smith were to breach the noncompetition, nonsolicitation, confidentiality and other covenants in the employment agreement during the period that he is receiving termination compensation, Mr. Smith would not be entitled to receive any further termination compensation or benefits.

On the closing date of the merger, as consideration for Mr. Smith agreeing to the noncompetition and other covenants contained in his employment agreement with Branch Bank and as compensation for termination of his current employment agreement with First Citizens, Branch Bank shall pay to Mr. Smith, in a lump sum, the amount of $620,825. On the effective date, that certain Agreement Not to Compete between F. Alan Smith and First Citizens Bancorp dated September 17, 1997 shall be deemed terminated, of no further force and effect and replaced in its entirety by Mr. Smith’s employment agreement with Branch Bank.

BB&T also will cause Branch Bank to offer to enter into (i) a three-year employment agreement with K. Edward Rayborn, President and CEO of The Home Bank of Tennessee, (ii) a three-year employment/consulting agreement with George Thorogood, CEO and Vice Chairman of The Bank/First Citizens Bank, and (iii) a two-year employment/consulting agreement with each of Melissa Finnell, Vice President of The Bank/First Citizens Bank, and Kathy Johnson, Sr. Vice President of The Bank/First Citizens.

Equity-Based Awards

The merger agreement provides that, upon completion of the merger, each then outstanding and unexercised stock option to acquire shares of First Citizens common stock will cease to represent the right to acquire or receive shares of First Citizens common stock. Each such stock option will be converted into, and become a right to acquire or receive, the number of shares of BB&T common stock equal to the product of the number of shares of First Citizens common stock subject to such option and the stock exchange ratio, with the exercise price of each converted stock option per share of BB&T common stock equaling the per share exercise price of the First Citizens stock option divided by the stock exchange ratio. See “Effect on Employee Benefit Plans and Stock Options—Stock Options” on page 57.

Pursuant to the terms of First Citizens’ stock option award agreements with its officers, directors, and employees, stock options subject to such agreements will fully vest and become exercisable upon the effective time of the merger. As of June 1, 2006, the number of unvested stock options to acquire shares of First Citizens common stock that may become vested and exercisable in connection with the merger is approximately 4,200.

Existing Retirement and Deferred Compensation Plans

Under the terms of the existing First Citizens Bancorp Supplemental Retirement Plan adopted by First Citizens in December 1997, certain directors of First Citizens who qualify as a “founding director” or a “founding director emeritus,” upon termination of such director’s service as an active member of the First Citizens Board of Directors, would be entitled to receive monthly payments equal to the average monthly amount paid to a director for his services to First Citizens and its subsidiaries. Pursuant to the terms of the plan, the consummation of the merger will constitute a “change of control” and upon the effective date of the merger the plan will be automatically terminated and four current directors of First Citizens (Mullinax, Rayborn, Dixon, Carroll) and one current director emeritus of First Citizens (Lonas) will each be entitled to receive an amount equal to 35 times the average monthly amount paid to such directors for serving as a directors of First Citizens and its subsidiaries. The aggregate amount payable to the five directors under the plan is $607,615.

Under the terms of the existing Salary Continuation Agreement dated July 19, 2004 between The Bank/First Citizens Bank and Alan Smith, Executive Vice President of First Citizens and President of The Bank/First Citizens Bank, the merger will constitute a “change of control” and as such Mr. Smith will be fully vested in his right to receive the retirement benefits provided under the agreement. The amount and timing of payment of the annual benefits to be paid to Mr. Smith under the agreement will be determined based upon the timing and circumstances of Mr. Smith’s separation of employment after the merger and his annual salary at such time, but which amount will generally be an amount equal to the lesser of (i) 40% of his final salary or (ii) $250,000, payable in monthly payments upon Mr. Smith reaching retirement age.

Board of Directors of Branch Bank

Following completion of the merger, Branch Bank will elect Kenneth H. Rayborn to serve on the Branch Bank Board of Directors. Members of the Branch Bank Board of Directors who are not employees of, or under contract with, BB&T or an affiliate are entitled to receive fees for services as a director in accordance with the policies of BB&T as in effect from time to time. During calendar year 2005, with the exception of a few directors, members of the Branch Bank Board of Directors received an annual retainer fee equal to $5,000 and attendance fees equal to $1,000 for each board or committee meeting that the board member attended. So long as Mr. Rayborn’s employment agreement remains in effect he will not be eligible to receive these board fees.

Advisory Boards

Following completion of the merger, BB&T will ask other members of the First Citizens Board of Directors to serve on the BB&T advisory board serving the region formerly served by First Citizens for such period of time as determined by BB&T. BB&T will pay compensation to such directors for his or her service on the BB&T local advisory board consistent with BB&T’s fee policies for advisory board members.

Indemnification of Directors and Officers; Insurance

BB&T has also agreed to indemnify all individuals who are or have been officers, directors or employees of First Citizens or a First Citizens subsidiary before the merger becomes effective from any acts or omissions in such capacities before the merger becomes effective to the extent such indemnification is permitted by law. The merger agreement provides that BB&T will maintain directors’ and officers’ liability insurance covering directors and officers of First Citizens for acts or omissions or alleged acts or omissions occurring before the merger becomes effective for a period of three years from the expiration of the current term of First Citizens’ policy. This insurance will provide at least the same coverage and amounts as contained in First Citizens’ policy on the date of the merger agreement, unless the annual premium on the policy would exceed 110% of the annual premium payments on First Citizens’ policy, in which case BB&T would maintain the most advantageous policies of directors’ and officers’ liability insurance obtainable for a premium equal to that amount.

Material Federal Income Tax Consequences of the Merger

The following is a summary of the material anticipated federal income tax consequences of the merger generally applicable to the shareholders of First Citizens and to BB&T and First Citizens. This summary is not intended to be a complete description of all of the federal income tax consequences of the merger. No information is provided with respect to the tax consequences of the merger under any other tax laws, including applicable state, local and foreign tax laws. In addition, the following discussion may not be applicable with respect to certain specific categories of shareholders, including but not limited to:

•	corporations, trusts, dealers in securities, financial institutions, insurance companies or tax exempt organizations;

•	persons who are not United States citizens or resident aliens or domestic entities (partnerships or trusts);

•	persons who are subject to alternative minimum tax (to the extent that tax affects the tax consequences of the merger), who elect to apply a mark-to-market method of accounting or who are subject to the “golden parachute” provisions of the Internal Revenue Code (to the extent that tax affects the tax consequences of the merger);

•	holders of options granted by First Citizens, or persons who acquired First Citizens stock pursuant to employee stock options or otherwise as compensation if such shares are subject to any restriction related to employment;

•	persons who do not hold their shares as capital assets; or

•	persons who hold their shares as part of a “hedge”, “constructive sale”, “straddle”, “conversion transaction” or other integrated transaction.

No ruling has been or will be requested from the Internal Revenue Service with respect to the tax effects of the merger. The federal income tax laws are complex, and a shareholder’s individual circumstances may affect the tax consequences to the shareholder. Consequently, each First Citizens shareholder is urged to consult his or her own tax advisor regarding the tax consequences, including the applicable United States federal, state, local and foreign tax consequences, of the merger to him or her.

Tax Consequences of the Merger Generally.

In the opinion of Womble Carlyle Sandridge & Rice, PLLC, special tax counsel to BB&T:

•	the merger will constitute a reorganization under Section 368(a) of the Internal Revenue Code;

•	each of BB&T and First Citizens will be a party to that reorganization within the meaning of Section 368(b) of the Internal Revenue Code;

•	no gain or loss will be recognized by BB&T or First Citizens by reason of the merger;

•	the shareholders of First Citizens who receive solely BB&T common stock in exchange for their First Citizens common stock will recognize no gain or loss for federal income tax purposes;

•	generally, the shareholders of First Citizens who receive solely cash in exchange for their First Citizens common stock will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash received and their adjusted tax basis in their First Citizens common stock. This gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for their First Citizens common stock is greater than one year. Long-term capital gain of a non-corporate holder is generally subject to tax at a maximum federal income tax rate of 15%;

•	a shareholder of First Citizens who receives both BB&T common stock and cash in exchange for his or her First Citizens common stock will recognize gain, but not loss, for federal income tax purposes in an amount equal to the lesser of (i) the amount of the cash received (other than cash received for any fractional share of BB&T common stock) and (ii) the excess of the sum of the fair market value of the shares of BB&T common stock and the amount of cash received in the merger over the shareholder’s adjusted tax basis in his or her First Citizens common stock, unless the receipt of cash has the effect of the distribution of a dividend in which case the shareholder instead will recognize dividend income in the amount of the cash received;

•	a shareholder of First Citizens who receives cash instead of a fractional share of BB&T common stock will recognize income, gain or loss as if the shareholder received the fractional share and it was then redeemed for cash in an amount equal to the amount paid by BB&T in respect of the fractional share;

•	the tax basis in the BB&T common stock received by a First Citizens shareholder (including any fractional share interest deemed received and redeemed as described below) will be the same as the tax basis in the First Citizens common stock surrendered in exchange, decreased by the amount of cash received (other than cash received instead of a fractional share of BB&T common stock or cash received that has the effect of a distribution of a dividend) and increased by the amount of gain recognized in such exchange (other than gain recognized with respect to cash received instead of a fractional share of BB&T common stock or dividend recognized with respect to cash received that has the effect of a distribution of a dividend); and

•	the holding period for BB&T common stock received (including any fractional share interest deemed received and redeemed as described below) in exchange for shares of First Citizens common stock will include the period during which the shareholder held the shares of First Citizens common stock surrendered in exchange.

BB&T will use its reasonable best efforts to cause Womble Carlyle Sandridge & Rice, PLLC to deliver its opinion to First Citizens prior to the mailing of the proxy statement to First Citizens shareholders.

Cash Election.  Each holder of First Citizens common stock who elects to receive both BB&T common stock and cash in exchange for the holder’s shares of First Citizens common stock will be treated as if (i) he or she first exchanged all of his or her shares of First Citizens common stock solely for BB&T common stock and then (ii) BB&T immediately redeemed a portion of the BB&T common stock in exchange for the cash the holder actually received pursuant to the holder’s election. It is possible that the redemption that is deemed to occur could have the effect of a distribution of a dividend, which means that the First Citizens shareholders who elect to receive cash in the merger could recognize dividend income rather capital gain. A dividend received by a non-corporate shareholder from a domestic corporation currently is subject to federal income tax at a maximum rate of 15%, however, the holder is not allowed to offset or reduce any portion of the dividend income with or by (i) any portion of the holder’s tax basis in any of his or her BB&T common stock, (ii) any capital losses realized by the holder or (iii) any capital loss carryover available to the holder. The analysis of whether the receipt of cash in the merger will have the effect of a distribution of a dividend is a complicated analysis that depends on each holder’s particular circumstances. EACH HOLDER WHO CONTEMPLATES MAKING AN ELECTION TO RECEIVE CASH IN THE MERGER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE POSSIBILITY THAT ANY PAYMENT TO SUCH HOLDER WILL BE TREATED AS DIVIDEND INCOME.

Dissenters’ Rights.  Shareholders who exercise their dissenters’ rights and who receive cash in exchange for their shares of First Citizens common stock will be treated as having received that payment in redemption of their shares. In general, the holder will recognize capital gain or loss measured by the difference between the amount of cash received and the holder’s adjusted tax basis for the shares. If, however, the holder owns, either actually or constructively, any First Citizens common stock that is exchanged in the merger for BB&T common stock, the payment for dissenting shares to the holder could, in certain limited circumstances, be treated as a dividend. A dividend received by a non-corporate shareholder from a domestic corporation currently is subject to federal income tax at a maximum rate of 15%. In general, under the constructive ownership rules of the Code, a holder may be considered to own stock that is owned, and in some cases constructively owned, by certain related individuals or entities, as well as stock that the holder (or related individuals or entities) has the right to acquire by exercising an option or converting a convertible security. Each holder who contemplates exercising dissenters’ rights should consult his or her own tax advisor as to the possibility that any payment to such holder will be treated as dividend income.

Cash Received Instead of a Fractional Share of BB&T Common Stock.  A shareholder of First Citizens who receives cash instead of a fractional share of BB&T common stock will be treated as having received the fractional share pursuant to the merger and then as having exchanged the fractional share for cash in a redemption by BB&T subject to Section 302 of the Internal Revenue Code. As a result, a shareholder of First Citizens generally will recognize gain or loss equal to the difference between the amount of cash received and the portion of the basis of the shares of BB&T common stock allocable to his or her fractional interest. This gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the shareholder’s holding period for such shares is greater than one year. Long-term capital gain of a non-corporate holder is generally subject to federal income tax at a maximum tax rate of 15%.

S Corporation Status.  First Citizens is a corporation that is taxed on a modified pass-through basis under the principles of Subchapter S of the Internal Revenue Code. Upon the consummation of the merger, First Citizens will cease to be treated as an S corporation and will be required to file a final short-period S corporation corporate income tax return for the period ending on the closing date of the merger. The former holders of First Citizens common stock will include in their individual returns, as appropriate, the items of income, gain, loss, deduction or credit realized from First Citizens’ final short period.

Backup Withholding and Information Reporting.  Payments of cash to a holder surrendering shares of First Citizens common stock will be subject to information reporting and backup withholding (whether or not the holder also receives BB&T common stock) at a rate of 28% of the cash payable to the holder, unless the holder furnishes its taxpayer identification number in the manner prescribed in applicable Treasury Regulations, certifies that such number is correct, certifies as to no loss of exemption from backup withholding and meets other specified conditions. Penalties apply for failure to furnish correct information and for failure to include reportable payments in income. Any amounts withheld from payments to a holder under the backup withholding rules will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided the required information is furnished to the Internal Revenue Service. Each holder of First Citizens common stock should consult with his or her own tax advisor as to his or her qualification for exemption from backup withholding and the procedure for obtaining such exemption.

Regulatory Approvals We Must Obtain for the Merger to Occur

The merger is subject to the approval of, or notice to, certain regulatory authorities, including the Board of Governors of the Federal Reserve (“Federal Reserve”), the Virginia Bureau of Financial Institutions and the Tennessee Department of Financial Institutions.

The merger is subject to approval by the Federal Reserve under the Bank Holding Company Act. In considering the approval of the merger, this Act requires the Federal Reserve to review the financial and managerial resources and future prospects of BB&T and First Citizens and their respective subsidiary banks, and the convenience and needs of the communities to be served. The Federal Reserve is also required to evaluate whether the merger would result in a monopoly or would be in furtherance of any combination or conspiracy or attempt to monopolize the business of banking in any part of the United States or otherwise would substantially lessen competition or tend to create a monopoly or which in any manner would be in restraint of trade. If the Federal Reserve determines that there are anti-competitive consequences to the merger, it will not approve the transaction unless it finds that the anti-competitive effects of the proposed transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served.

Where a transaction, such as the merger, is the acquisition by a bank holding company of a bank located in a state other than the home state of the bank holding company (in this case North Carolina), the Act authorizes the Federal Reserve to approve the transaction without regard to whether such transaction is prohibited under state law, as long as the bank holding company is adequately capitalized and adequately managed and certain other limitations are met. BB&T is considered well capitalized and well managed under the Federal Reserve’s Regulation Y, and the transaction meets the other limitations.

BB&T also must provide notice of the merger to the Tennessee Department of Financial Institutions under Title 45 of the Tennessee Code, which allows a bank holding company, such as BB&T, to acquire a bank in Tennessee, such as First Citizens. When evaluating the merger, the Department will look at the safety and soundness of the acquisition and compliance with the laws of Tennessee.

BB&T also is required to provide notice to the Virginia Bureau of Financial Institutions of the Virginia State Corporation Commission under the bank holding company act provisions of the Virginia Code, which permit an out-of-state bank holding company that controls a Virginia bank, such as BB&T, to acquire banks outside of Virginia, such as First Citizens, if the Bureau approves the transaction. The Bureau is required to approve the transaction if it determines that the transaction would not be detrimental to the safety and soundness of the Virginia bank.

BB&T filed the required applications and notices with the Federal Reserve and the appropriate state banking regulator in Virginia and Tennessee. All required regulatory approvals to complete the merger have been received by BB&T.

Accounting Treatment

BB&T will account for the merger using the purchase method of accounting. Under this accounting method, BB&T would record the acquired identifiable assets and liabilities assumed at their fair market value at the time the merger is completed. Any excess of the cost of First Citizens over the sum of the fair values of tangible and identifiable intangible assets less liabilities assumed would be recorded as goodwill. Based on information as of June 13, 2006, management of BB&T estimates that the total merger consideration (including issuance of common stock and assumption of options on common stock) will be approximately $142.7 million. Utilizing information as of December 31, 2005, estimated goodwill and other intangibles would total approximately $100.8 million. BB&T’s reported income would include the operations of First Citizens after the merger. Financial statements of BB&T issued after completion of the merger would reflect the impact of the merger with First Citizens. Financial statements of BB&T issued before completion of the merger would not be restated retroactively to reflect First Citizens’ historical financial position or results of operations.

Effect on Employee Benefit Plans and Stock Options

Employee Benefit Plans

As of the date or dates (the “benefit plan determination date”), as determined by BB&T with respect to the relevant plans, BB&T will cause First Citizens’ ESOP either to be merged with BB&T’s 401(k) plan or to be frozen, as determined by BB&T and subject to receipt of applicable governmental approvals. Each employee of First Citizens or any First Citizens subsidiary at the time the merger becomes effective who: (a) is a participant in First Citizens’ ESOP; (b) becomes an employee of BB&T or a BB&T subsidiary (a “BB&T employer”) at the time the merger becomes effective (a “transferred employee”), and (c) continues in the employment of a BB&T employer until the benefit plan determination date, will be eligible to participate in BB&T’s 401(k) plan as of the benefit plan determination date. Any other employee of First Citizens will be eligible to participate in BB&T’s 401(k) plan upon complying with the eligibility requirements. All rights to participate in BB&T’s 401(k) plan are subject to BB&T’s right to amend or terminate the plan. BB&T will maintain First Citizens’ ESOP for the benefit of participating employees until the benefit plan determination date. In administering BB&T’s 401(k) plan, service with First Citizens and its subsidiaries will be deemed to be service with BB&T for participation and vesting purposes, but not for purposes of benefit accrual. Any compensation earned and deferred by employees of First Citizens in the calendar year of the benefit plan determination date will be recognized by BB&T in the administration of the BB&T 401(k) Plan. If employees of First Citizens were eligible to receive a matching contribution under the First Citizens ESOP, then such First Citizens employees will be eligible to receive any matching contribution provided under the BB&T 401(k) Plan. If employees of First Citizens were not eligible to receive a matching contribution under the First Citizens ESOP, then such First Citizens employees must meet the matching contribution eligibility requirements under the BB&T 401(k) Plan before receiving any matching contribution under the BB&T 401(k) Plan.

Each transferred employee shall also be included in any defined benefit plan sponsored or maintained by any BB&T employer following the effective time of the merger in accordance with the terms of such plan. The transferred employees shall receive credit for service with First Citizens and its subsidiaries (and any predecessor entities to the extent such service was recognized by First Citizens) prior to the effective time of the merger for purposes of participation, eligibility and vesting (but not for purposes of benefit accrual) under such defined benefit plan to the same extent as if such service were with the BB&T employer.

Each transferred employee will be eligible to participate in group hospitalization, medical, dental, life, disability and other welfare benefit plans and programs available to employees of the BB&T employer as of the benefit plan determination date with respect to each such plan or program, conditional upon the transferred employee’s being employed by the BB&T employer as of the benefit plan date and subject to complying with eligibility requirements of the respective plans and programs. With respect to any welfare benefit plan or program of First Citizens that the BB&T employer determines, in its sole discretion, provides benefits of the same type or class as a corresponding plan or program maintained by a BB&T employer, the BB&T employer shall continue such First Citizens plan or program in effect for the benefit of the transferred employees so long as they remain eligible to participate and until they shall become eligible to become participants in the corresponding plan or program maintained by the BB&T employer (and, with respect to any such plan or program, subject to complying with eligibility requirements and subject to the right of the BB&T employer to terminate such plan or program). For purposes of administering these plans and programs, service with First Citizens will be deemed to be service with the BB&T employer for the purpose of determining eligibility to participate and vesting (if applicable), but not for the purpose of computing benefits, if any, determined in whole or in part with reference to service.

Except to the extent of commitments in the merger agreement or other contractual commitments specifically made or assumed by BB&T, no BB&T employer will have any obligation arising from the merger to continue any transferred employees in its employ or in any specific job or to provide to any transferred employee any specified level of compensation or any incentive payments, benefits or perquisites. Each transferred employee who is terminated by a BB&T employer subsequent to the effective time of the merger, excluding any employee who has a then existing contract explicitly providing for severance in lieu of severance plan benefits, shall be entitled to severance pay in accordance with the general severance policy of BB&T or of First Citizens as then in effect, if and to the extent that such transferred employee is entitled to severance pay under the applicable policy. Prior to the effective date of the merger, BB&T shall determine which of such severance policies shall be applicable and shall give First Citizens notice thereof, and the selected severance policy shall apply with respect to all transferred employees. Such employee’s service with First Citizens will be treated as service with BB&T service for purposes of determining the amount of severance pay, if any, under BB&T’s severance policy.

BB&T has agreed to honor all employment agreements, severance agreements and deferred compensation agreements and plans that First Citizens and its subsidiaries have with or in place for their current and former employees and directors and which have been disclosed to BB&T pursuant to the merger agreement, except to the extent any agreements are superseded or terminated when the merger becomes effective or thereafter. Except for the agreements described in the preceding sentence and except as otherwise discussed in this section, the employee benefit plans of First Citizens shall, in the sole discretion of BB&T, be frozen, terminated or merged into comparable plans of BB&T, effective as BB&T shall determine in its sole discretion. BB&T will continue in effect the First Citizens discretionary bonus plan and any other short-term bonus plans of First Citizens (the “First Citizens Bonus Arrangements”) until the later of (i) the date of completion of conversion of the data services systems of First Citizens and its subsidiaries to the data service systems of BB&T and its subsidiaries, or (ii) the date that former First Citizens executives are made parties to the BB&T Amended and Restated Short Term Incentive Plan (the “BB&T Bonus Plan”). If any former executive of First Citizens would earn amounts under both the First Citizens Bonus Arrangements and the BB&T Bonus Plan for any calendar year, BB&T shall make appropriate adjustments in the amounts earned under such programs to avoid duplication and to pro-rate the amount earned by such executive under the First Citizens Bonus Arrangements and the BB&T Bonus Plan for the portion of the year in which such executive participated in each such plan.

Stock Options

At the time the merger becomes effective, whether or not then exercisable, each outstanding option to purchase shares of First Citizens Common Stock under the First Citizens stock option plans shall be converted into and become rights with respect to BB&T common stock, and BB&T shall assume each First Citizens stock option in accordance with the terms of the First Citizens stock option plans, except that (i) BB&T and its Compensation Committee shall be substituted for First Citizens and the relevant committee of First Citizens’ Board of Directors for purposes of administering the First Citizens stock option plans, (ii) each First Citizens stock option assumed by BB&T may be exercised solely for shares of BB&T common stock, (iii) the number of shares of BB&T common stock subject to each such First Citizens stock option shall be the number of whole shares of BB&T common stock (omitting any fractional share) determined by multiplying the number of shares of First Citizens common stock subject to such First Citizens stock option immediately prior to merger by the stock exchange ratio, and (iv) the per share exercise price under each such First Citizens stock option shall be adjusted by dividing the per share exercise price under each such First Citizens stock option by the stock exchange ratio and rounding up to the nearest cent.

As an alternative, BB&T may, at its election, as of the effective time of the merger substitute options under the BB&T Corporation 2004 Stock Incentive Plan or any other duly adopted comparable plan for all or a part of the First Citizens stock options, subject to the following conditions: (A) the requirements of (iii) and (iv) above shall be met; (B) such substitution shall not constitute a modification, extension or renewal of any of the First Citizens stock options and shall be tax neutral to the option holder; and (C) the substituted options shall continue in effect on the same terms and conditions as provided in the First Citizens stock option agreements and the First Citizens stock option plans governing each First Citizens stock option.

BB&T shall cause each grant of a converted or substitute option to any individual who subsequent to the merger will be a director or officer of BB&T (as construed under SEC Rule 16b-3), as a condition to such conversion or substitution, to be approved in accordance with the provisions of Rule 16b-3. Each First Citizens stock option that is an incentive stock option shall be adjusted as required by Section 424 of the Internal Revenue Code, and the related Treasury Regulations, so as to continue as an incentive stock option under Section 424(a) of the Code, and so as not to constitute a modification, extension or renewal of the option within the meaning of Section 424(h) of the Code.

BB&T has reserved and shall continue to reserve adequate shares of BB&T common stock for delivery upon exercise of any converted or substitute options. Within five business days after the completion of the merger, if BB&T has not already done so, BB&T shall file a registration statement on Form S-3 or Form S-8, as the case may be, with respect to the shares of BB&T common stock subject to converted or substitute options and shall use its reasonable efforts to maintain the effectiveness of such registration statement for so long as such converted or substitute options remain outstanding. With respect to those individuals, if any, who subsequent to the merger may be subject to the reporting requirements under Section 16(a) of the Securities Exchange Act of 1934, BB&T shall administer the First Citizens stock option plans assumed pursuant to the merger agreement (or the BB&T option plan, if applicable) in a manner that complies with Rule 16b-3 promulgated under the Securities Exchange Act to the extent necessary to preserve for such individuals the benefits of Rule 16b-3 to the extent such benefits were available to them prior to the merger.

BB&T will deliver to each First Citizens employee who receives converted or substitute options an appropriate notice setting forth the employee’s rights with respect to the converted or substitute options.

As of June 8, 2006, options to purchase an aggregate of approximately 30,800 shares of First Citizens common stock may be outstanding at the effective time of the merger. Any shares of First Citizens common stock issued pursuant to the exercise of stock options under the First Citizens stock option plans before the effective time of the merger will be converted into shares of BB&T common stock in the same manner as other outstanding shares of First Citizens common stock.

Eligibility to receive stock option grants after the merger will be determined by BB&T in accordance with its plans and procedures and subject to any contractual obligations.

Restrictions on Resales by Affiliates

The shares of BB&T common stock to be issued in the merger will be registered under the Securities Act of 1933 and will be freely transferable, except any shares received by any shareholder who may be deemed to be an “affiliate” of First Citizens at the effective time of the merger for purposes of Rule 145 under the Securities Act. Affiliates of First Citizens may sell their shares of BB&T common stock acquired in the merger only in transactions registered under the Securities Act or permitted by the resale provisions of Rule 145 under the Securities Act or as otherwise permitted by the Securities Act. Persons who may be deemed affiliates of First

Citizens generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by or are under common control with First Citizens and include directors and executive officers of First Citizens. In addition, any executive officer or director of First Citizens who becomes an affiliate of BB&T will be required to comply with the resale requirements under Rule 144 of the Securities Act. The restrictions on resales by an affiliate extend also to related parties of the affiliate, including parties related by marriage who live in the same home as the affiliate.

First Citizens has agreed to use its best efforts to cause each of its affiliates to deliver to BB&T a written agreement to the effect generally that he or she will not offer to sell, transfer or otherwise dispose of any shares of BB&T common stock issued to that person in the merger, except in compliance with the Securities Act and the related rules and regulations.

Appraisal Rights

THIS DISCUSSION IS NOT A COMPLETE STATEMENT OF THE LAW PERTAINING TO DISSENTERS’ RIGHTS UNDER THE TBCA AND IS QUALIFIED IN FULL BY THE FULL TEXT OF CHAPTER 23 OF THE TBCA, WHICH IS REPRINTED IN ITS ENTIRETY AS APPENDIX D TO THIS PROXY STATEMENT/PROSPECTUS. ALL REFERENCES IN CHAPTER 23 AND IN THIS SUMMARY TO A “STOCKHOLDER” OR “HOLDER” ARE TO THE RECORD HOLDER OF THE SHARES OF FIRST CITIZENS COMMON STOCK AS TO WHICH DISSENTERS’ RIGHTS ARE ASSERTED.

Holders of First Citizens common stock are entitled to appraisal rights under Chapter 23 of the TBCA. Under the TBCA, record holders of First Citizens common stock who continuously hold such shares through the closing date of the merger, who follow the procedures set forth in Chapter 23 and who do not vote in favor of the merger agreement will be entitled to receive payment of the “fair value” of their shares of First Citizens common stock as determined by First Citizens. In the event that such record holder believes First Citizens’ payment is less than the fair value of the shares, such holder has the right to have the fair value of the shares determined by a Tennessee court, which will include a fair rate of interest, if any, as determined by the court. “Fair value” is exclusive of any element of value arising from the accomplishment or expectation of the merger. The holders are, in such circumstances, entitled to dissenters’ rights because they hold stock of constituent corporations to the merger, and may be required by the merger agreement to accept merger consideration in the form of cash consideration.

A person having a beneficial interest in shares of First Citizens common stock held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect the dissenters’ rights provided under Chapter 23.

Under Chapter 23, where a proposed merger is to be submitted for approval at a meeting of stockholders, as in the case of the First Citizens special meeting, the notice of such special meeting must state that shareholders are or may be entitled to assert dissenters’ rights under Chapter 23, and be accompanied by a copy of Chapter 23. This proxy statement/prospectus constitutes the required notice to the record holders of shares of First Citizens common stock, and a copy of Chapter 23 is attached to this proxy statement/prospectus as Appendix D. Any stockholder who wishes to exercise appraisal rights should review the following discussion and Appendix D carefully, because failure to timely and properly comply with the procedures specified will result in the loss of dissenters’ rights under the TBCA. A holder of shares of First Citizens common stock wishing to exercise his or her dissenters’ rights must take both of the following actions:

•	The holder must deliver to First Citizens, before the vote on the merger agreement at the First Citizens special meeting is taken, a written notice that reasonably informs First Citizens of the identity of the record holder and the record holder’s intent to demand payment of the fair value of the record holder’s First Citizens common stock if the merger is effected.

•	The holder also must not vote in favor of the adoption of the merger agreement or the approval of the merger.

A proxy or vote against the merger shall not constitute a demand. In addition, mere failure to execute and return a Form of Election to the exchange agent does not constitute a demand. All notices and written demands for payment should be delivered to First Citizens at First Citizens Bancorp, P.O. Box 3300, Cleveland, Tennessee 37320, Attention: Secretary. A HOLDER OF RECORD WHO DOES NOT DELIVER NOTICE TO FIRST CITIZENS BEFORE THE SPECIAL SHAREHOLDERS MEETING IS NOT ENTITLED TO PAYMENT FOR HIS OR HER SHARES PURSUANT TO CHAPTER 23. INSTEAD, SUCH HOLDER WILL BE DEEMED TO HAVE ELECTED TO RECEIVE SHARES OF BB&T COMMON STOCK FOR THE SHARES OF FIRST CITIZENS COMMON STOCK HE OR SHE OWNS.

A holder of shares of First Citizens common stock wishing to exercise his or her dissenters’ rights must hold his or her shares of record on the date the written demand for appraisal is made and must hold his or her shares continuously through the closing date of the merger. Accordingly, a record holder of shares of First Citizens common stock who is the record holder of First Citizens common stock on the date the written demand for payment is made, but who after such date transfers such stock prior to the completion of the merger, will lose any right to payment in respect of such shares.

Only a holder of record of shares of First Citizens common stock is entitled to assert dissenters’ rights for the shares of First Citizens common stock registered in that holder’s name. A demand for payment should be executed by or on behalf of the holder of record, fully and correctly, as such holder’s name appears on such holder’s stock certificates. If the shares of First Citizens common stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity. If the shares of First Citizens common stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for payment on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners. A holder of record may assert dissenters’ rights as to fewer than all the shares registered in his or her name only if the holder of record dissents with respect to all shares beneficially owned by any one person and notifies First Citizens in writing of the name and address of each person on whose behalf the holder of record asserts dissenters’ rights.

If the merger and the merger agreement are approved at the special meeting, within 10 days after such special meeting, First Citizens (or BB&T, in the event the merger has been completed before this notice is sent) must send a notice of the approval and effectiveness of the merger to each person who has properly asserted dissenters’ rights under Chapter 23 and has not voted in favor of or consented to the merger. The notice must:

•	state where a payment demand must be sent and where and when certificates for shares of First Citizens common stock must be deposited;

•	provide a form for demanding payment that requires any person asserting dissenters’ rights to certify that he or she acquired beneficial ownership of his or her shares of First Citizens common stock before January 12, 2006, the date when the principal terms of the merger were publicly announced;

•	set a date by which First Citizens (or BB&T, if the merger will be completed by the date to be set) must receive the demand for payment from the holder of record, which date must be within 60 days of the date of the notice; and

•	contain a copy of Chapter 23.

A holder of record sent the notice described in the paragraph above must demand payment, certify that he or she was the beneficial owner of shares before January 12, 2006 and deposit his or her certificates for shares of First Citizens stock in accordance with the notice. A holder taking such action does not lose any other of his or her rights as a holder of shares of First Citizens common stock until those rights are cancelled pursuant to the merger agreement. In the event that the merger is not consummated with 60 days after the date set for demanding payment and depositing share certificates, First Citizens will return the share certificates. A HOLDER OF RECORD WHO DOES NOT COMPLY WITH THE TERMS OF THE NOTICE FROM FIRST CITIZENS (OR BB&T) IS NOT ENTITLED TO PAYMENT FOR HIS OR HER SHARES PURSUANT TO CHAPTER 23. INSTEAD, SUCH HOLDER WILL BE DEEMED TO HAVE ELECTED TO RECEIVE SHARES OF BB&T COMMON STOCK FOR THE SHARES OF FIRST CITIZENS COMMON STOCK HE OR SHE OWNS. A demand for payment may not be withdrawn without First Citizens’ (or BB&T’s, if the merger has been completed) consent.

Under Chapter 23, after receipt of a demand for payment or the effectuation of the merger, whichever is later, BB&T (on behalf of First Citizens, since the merger will have been effected) must pay each holder of record who properly complied with the requirements of the notice from First Citizens the fair value of such holder’s shares, with interest accrued from the date of the approval of the merger. The payment, when made, must be accompanied by:

•	First Citizens’ balance sheet, income statement and a statement of changes in shareholder’s equity, each as of December 31, 2005, together with the latest available interim financial statements;

•	a statement of BB&T’s estimate of the fair value of a share of its common stock;

•	an explanation as to how interest was calculated;

•	a statement that a holder dissatisfied with his or her payment may seek a judicial determination of the fair value of his or her shares in accordance with Chapter 23; and

•	a copy of Chapter 23, if not previously delivered to such shareholder.

If a holder of shares of First Citizens common stock did not own his or her shares on January 12, 2006, First Citizens (or BB&T, if the merger has been completed) may refuse to make any payments pursuant to Chapter 23. If payment is refused, First Citizens (or BB&T) may still pay a holder of record who did not own his or her shares on January 12, 2006, yet wishes to exercise his or her dissenters’ rights the fair value of such persons shares, with accrued interest, provided that such holder accepts such payment in full satisfaction of his or her demand for payment.

A holder of record who has exercised his or her dissenters’ rights may notify BB&T (rather than First Citizens, since the merger will have been completed) in writing of his or her own estimate of the fair value for his or her shares of First Citizens common stock and the amount of interest due and demand payment of any amounts above what BB&T has paid already under any of the following circumstances:

•	a holder of record who has exercised his or her dissenters’ rights believes that the amount paid by BB&T is less than the actual fair value of his or her shares or that the interest is incorrectly calculated;

•	BB&T fails to pay the holder of record within 60 days after the date by which a holder of record must demand payment; or

•	the merger is not consummated and First Citizens fails to return the holder’s stock certificates

A holder of record waives this right to be paid his or her own estimate of fair value if BB&T is not notified of such demand within 30 days after BB&T has paid, or offered to pay, such holder of record. If the holder of record’s demand for payment of his or her own estimate of fair value plus interest has not been settled within 60 days after receiving a demand for payment, BB&T (rather than First Citizens, since the merger will have been completed) must bring a proceeding in a court of record having equity jurisdiction in Bradley County, Tennessee to determine the fair value of the holder of record’s shares of First Citizens common stock. If BB&T fails to bring such proceeding at all or within the required time period, it must pay the holder’s demand for payment. All holders of record whose demands have not been settled must be parties to the proceeding and served with a copy of the petition.

The court hearing the case has exclusive and plenary jurisdiction. It may appoint one or more persons to receive evidence regarding the fair value of shares of First Citizens common stock and to recommend a decision on fair value to the court. A holder of record party to such proceeding has the same discovery rights as parties in other civil proceedings. Each holder of record party to such proceeding is entitled to judgment in the amount, if any, that the court finds such holder’s estimate of fair value plus accrued interest exceeds the amount paid by First Citizens. The judgment may be the fair value plus accrued interest of the shares of First Citizens common stock owned by a holder of record who became a beneficial owner after January 12, 2006 and whom First Citizens (or BB&T) determined to withhold payment as described above.

The court shall determine all costs of the proceeding, including compensation and expenses of persons appointed by the court to receive evidence. BB&T shall pay the costs of the proceeding, except that the court may assess costs against all or some of the holders of record party to the proceeding to the extent the court finds such individuals acted arbitrarily, vexatiously or not in good faith in demanding payment. The court may also assess legal and expert fees against either BB&T or the holders or record. If the court finds that the legal fees of one attorney were substantially beneficial to all holders of record party to the suit, but that BB&T should not pay the attorneys’ fees, the court may have these fees paid out of the amount awarded to all holders of record who benefited.

INFORMATION ABOUT BB&T

General

BB&T is a financial holding company headquartered in Winston-Salem, North Carolina. BB&T conducts its business operations primarily through its commercial bank subsidiaries, which have offices in North Carolina, South Carolina, Virginia, Maryland, Georgia, West Virginia, Tennessee, Kentucky, Alabama, Florida, Indiana and Washington, D.C. Substantially all of the loans by BB&T’s bank and nonbank subsidiaries are to businesses and individuals in these market areas. BB&T’s principal bank subsidiaries are Branch Bank, Branch Banking and Trust Company of South Carolina (“Branch Bank-SC”), Branch Banking and Trust Company of Virginia (“Branch Bank-VA”), and BB&T Bankcard Corporation. BB&T’s principal assets are all of the issued and outstanding shares of common stock of its subsidiary banks and its nonbank subsidiaries.

As of March 31, 2006, BB&T had consolidated total assets of $110.0 billion, consolidated net loans of $75.0 billion, consolidated deposits of $75.6 billion and consolidated shareholders’ equity of $11.0 billion.

Operating Subsidiaries

At March 31, 2006, the principal operating subsidiaries of BB&T included the following:

•	Branch Banking and Trust Company, Winston-Salem, North Carolina

•	Branch Banking and Trust Company of South Carolina, Greenville, South Carolina

•	Branch Banking and Trust Company of Virginia, Richmond, Virginia

•	BB&T Bankcard Corporation, Columbus, Georgia

•	Scott & Stringfellow, Inc., Richmond, Virginia

•	Regional Acceptance Corporation, Greenville, North Carolina

•	Sheffield Financial LLC, Clemmons, North Carolina

•	MidAmerica Gift Certificate Company, Louisville, Kentucky

•	BB&T Asset Management, Inc., Raleigh, North Carolina

Branch Bank

Branch Bank, our largest subsidiary, was chartered in 1872 and is the oldest bank headquartered in North Carolina. As of March 31, 2006, Branch Bank operated banking offices in the following geographic markets:

States	Offices
North Carolina	335
Maryland	127
Georgia	120
Kentucky	93
Florida	94
West Virginia	80
Tennessee	47
District of Columbia	9
Alabama	2
Indiana	1

Total	908

Branch Bank provides a wide range of banking and trust services for retail and commercial clients in its geographic markets, including small and mid-size businesses, public agencies, local governments and individuals. Branch Bank’s principal operating subsidiaries include:

•	BB&T Leasing Corporation, based in Charlotte, North Carolina, which provides lease financing to commercial and small businesses;

•	BB&T Investment Services, Inc., a registered broker-dealer located in Charlotte, North Carolina, which offers clients non-deposit investment alternatives, including discount brokerage services, equities, fixed-rate and variable-rate annuities, mutual funds and government and municipal bonds;

•	BB&T Insurance Services, Inc., headquartered in Raleigh, North Carolina, which offers property and casualty, life, health, employee benefits, commercial general liability, surety, title and other insurance products through its agency network;

•	Stanley, Hunt, DuPree & Rhine, Inc., with dual headquarters in Greensboro, North Carolina and Greenville, South Carolina, which offers flexible benefit plans, and investment advisory, actuarial and benefit consulting services;

•	Prime Rate Premium Finance Corporation, Inc., located in Florence, South Carolina, which provides insurance premium financing primarily to clients in BB&T’s geographic markets;

•	Laureate Capital, LLC, located in Charlotte, North Carolina, which specializes in arranging and servicing commercial mortgage loans;

•	Lendmark Financial Services, Inc., located in Conyers, Georgia, which offers alternative consumer and mortgage loans to clients unable to meet BB&T’s normal credit and mortgage loan underwriting guidelines;

•	CRC Insurance Services, Inc., based in Birmingham, Alabama, which is a wholesale insurance broker authorized to do business nationwide; and

•	McGriff, Seibels & Williams, Inc., based in Birmingham, Alabama, which is authorized to do business nationwide and specializes in providing insurance products on an agency basis to large commercial and energy clients, including many Fortune 500 companies.

Branch Bank-SC, Branch Bank-VA and BB&T Bankcard Corporation

Branch Bank-SC provides a wide range of banking and trust services to retail and commercial clients, including small and mid-size businesses, public agencies, local governments and individuals through 99 banking offices (as of March 31, 2006) located in the State of South Carolina. Branch Bank-VA offers a full range of commercial and retail banking services through 402 banking offices (as of March 31, 2006) located in the Commonwealth of Virginia. BB&T Bankcard Corporation is a special purpose credit card bank.

Major Nonbank Subsidiaries

BB&T also has a number of nonbank subsidiaries, including:

•	Scott & Stringfellow, Inc., which is a registered investment banking and full-service brokerage firm that provides services in retail brokerage, equity and debt underwriting, investment advice, corporate finance and equity research; and facilitates the origination, trading and distribution of fixed-income securities and equity products in both the public and private capital markets. It also has a public finance department that provides investment banking, financial advisory services and debt underwriting services to a variety of regional taxable and tax-exempt issuers. Scott & Stringfellow’s investment banking and corporate and public finance areas do business as BB&T Capital Markets;

•	Regional Acceptance Corporation, which specializes in indirect financing for consumer purchases of primarily mid-model and late-model used automobiles;

•	Sheffield Financial LLC, which specializes in loans to individuals and small commercial lawn care businesses across the country for the purchase of outdoor power equipment and power sport equipment;

•	MidAmerica Gift Certificate Company, which specializes in the issuance and sale of retail gift certificates and giftcards through a nationwide network of authorized mall agents; and

•	BB&T Asset Management, Inc., which is an independent Registered Investment Advisor and the advisor to the BB&T Funds, provides tailored investment management solutions to meet the specific needs and objectives of individual and institutional clients through a full range of investment strategies, including domestic and international equity and fixed income investing.

Services

The primary services offered by BB&T’s subsidiaries include:

•	small business lending

•	commercial middle market lending

•	real estate lending

•	retail lending

•	home equity lending

•	sales finance

•	home mortgage lending

•	commercial mortgage lending

•	leasing

•	asset management

•	retail and wholesale agency insurance

•	institutional trust services

•	wealth management / private banking

•	investment brokerage services

•	capital markets services

•	factoring

•	asset-based lending

•	international banking services

•	treasury services

•	electronic payment services

•	credit and debit card services

•	consumer finance

•	payroll processing

Merger Strategy

BB&T is a regional financial holding company. The core of its business and franchise was created by the merger-of-equals between BB&T and Southern National Corporation in 1995 and the acquisition of United Carolina Bancshares in 1997. BB&T has maintained a long-term focus on a strategy that includes expanding and diversifying the BB&T franchise in terms of revenues, profitability and asset size. Tangible evidence of this focus is the growth in average total assets, loans and deposits, which have increased over the last five years at compound annual rates of 11.1%, 11.3%, and 11.2%, respectively.

BB&T’s growth in business, profitability and market share over the past several years was enhanced significantly by mergers and acquisitions. Management made a strategic decision not to pursue bank or thrift acquisitions during 2004 and 2005, instead focusing on fully integrating recent mergers and improving internal growth. Management intends to resume strategic mergers and acquisitions, including bank and thrift acquisitions primarily within BB&T’s existing footprint, and, in fact, has announced plans to acquire two bank holding companies, including First Citizens. BB&T will continue to pursue economically advantageous acquisitions of insurance agencies, asset managers, consumer and commercial finance companies and other strategic opportunities to grow existing product lines and to expand into related financial businesses. BB&T’s acquisition strategy is focused on three primary objectives:

•	to pursue acquisitions of banks and thrifts in the Carolinas, Virginia, Maryland, Washington, D.C., Georgia, West Virginia, Tennessee, Kentucky, and Florida with assets of $500 million to $15 billion, with an informal target of growing approximately 5% of BB&T’s assets through acquisition;

•	to acquire companies in niche markets that provide products or services that can be offered through the existing distribution system to BB&T’s current customer base; and

•	to consider strategic nonbank acquisitions in markets that are economically feasible and provide positive long-term benefits.

BB&T consummated acquisitions of 53 community banks and thrifts, 77 insurance agencies and 28 nonbank financial services providers over the last 15 years. BB&T expects, in the long-term, to continue to take advantage of the consolidation in the financial services industry and expand and enhance its franchise through mergers and acquisitions. The consideration paid for these acquisitions may be in the form of cash, debt or BB&T stock. The amount of consideration paid to complete these transactions may be in excess of the book value of the underlying net assets acquired, which could have a dilutive effect on BB&T’s earnings. In addition, acquisitions often result in significant front-end charges against earnings; however, cost savings and revenue enhancements, especially incident to in-market bank and thrift acquisitions, also are typically anticipated.

INFORMATION ABOUT FIRST CITIZENS

General

First Citizens Bancorp was organized under the laws of the State of Tennessee in 1979 and is a registered bank holding company under the Bank Holding Company Act. As of March 31, 2006, First Citizens Bancorp had total assets of approximately $719.8 million, net loans of approximately $499.1 million, total deposits of approximately $589.9 million and approximately $41.6 million of shareholders’ equity.

First Citizens conducts its community banking business through three wholly-owned subsidiary banks organized under the laws of Tennessee: The Bank/First Citizens Bank, The Home Bank of Tennessee, and The Home Bank.

Market Area

Through its subsidiary banks, First Citizens provides a full range of banking, mortgage and lending services to retail and commercial customers through 19 locations in regions surrounding Cleveland, Chattanooga, Athens, Maryville, Townsend, Alcoa, Knoxville, Ducktown, Copperhill and Ooltewah, Tennessee; Blue Ridge, Georgia; and Murphy, North Carolina. First Citizens is one of the twelve largest financial institutions in the state of Tennessee and has assembled one of the ten largest branch networks among all Tennessee-based institutions.

Along with significant asset, loan and deposit growth, consistent core earnings and low net charge-offs have historically characterized First Citizens’ financial performance. The diverse economic nature of the local markets that it serves provide First Citizens’ banking subsidiaries with a varied customer base and allows it to spread its lending risks among different industries. First Citizens’ primary market area consists of a six county east Tennessee market which is generally characterized by a robust commercial and industrial base with a broad array of economic activities including public, financial and health care services, real estate development, recreation, retail and education.

The Bank/First Citizens Bank is a Tennessee state bank that was chartered in 1974 and is based in Cleveland, Tennessee. The Bank/First Citizens Bank is regulated by the Tennessee Department of Financial Institutions and the FDIC. As of March 31, 2006, The Bank/First Citizens Bank had total assets of approximately $484 million, net loans of approximately $312 million, total deposits of approximately $408 million and approximately $37 million of shareholders’ equity. The Bank/First Citizens Bank’s primary market is comprised of the following cities in Tennessee: Cleveland, Chattanooga, Athens, Ooltewah and East Ridge, which is served by nine total branches.

The Home Bank of Tennessee is a Tennessee state bank that was chartered in 1996, and is based in Maryville, Tennessee. The Home Bank of Tennessee is regulated by the Tennessee Department of Financial Institutions and the FDIC. As of March 31, 2006, The Home Bank of Tennessee had total assets of approximately $112 million, net loans of approximately $84 million and total deposits of approximately $86 million. The Home Bank of Tennessee’s primary market is comprised of the following cities in Tennessee: Maryville, Townsend, Knoxville and Alcoa, which is served by five total branches.

The Home Bank is a Tennessee state bank that was originally chartered in 1904 and is based in Ducktown, Tennessee. The Home Bank is regulated by the Tennessee Department of Financial Institutions and the FDIC. As of March 31, 2006, The Home Bank had total assets of approximately $123 million, net loans of approximately $103 million and total deposits of approximately $97 million. The Home Bank’s primary market is Ducktown and Copperhill, in Tennessee; Murphy, North Carolina and Blue Ridge, Georgia, which is served by five total branches.

Lending Activities

First Citizens’ principal business is to accept deposits from the public and to make loans and other investments. The primary source of income generated by First Citizens is the interest earned from both the loan and investment portfolios of its three banking subsidiaries. To develop business, each of the banks relies to a great extent on the personalized approach of its directors and officers, who have extensive business and personal contacts in their respective communities. Each of the banks offers a variety of traditional loan products to its customers, primarily individual consumers and small to medium-sized businesses. For businesses, First Citizens’ banking subsidiaries provide term loans, lines of credit, letters of credit, loans for working capital, loans for business expansion and the purchase of equipment and machinery, construction and land development loans for builders and developers and commercial real estate loans. First Citizens’ banking subsidiaries offer consumers residential mortgage loans, home equity loans, automobile loans and various other consumer installment loans.

At March 31, 2006, First Citizens’ consolidated net loan portfolio was $499.1 million, representing approximately 69% of its total assets. As of such date, First Citizens’ consolidated net loan portfolio consisted of 18% commercial loans, 48% real estate secured loans (excluding construction and land development loans), 29% real estate construction and land development loans and 5% installment or consumer loans.

Deposit and Banking Services

Customers of First Citizens’ banking subsidiaries are provided with a full complement of traditional banking and deposit products. Each of the three banks is engaged in substantially all of the business operations customarily conducted by independent financial institutions in Tennessee, including the acceptance of checking accounts, savings accounts, money market accounts and a variety of certificates of deposit accounts. The Home Bank also offers trust services.

First Citizens’ banking subsidiaries do a substantial amount of business with individuals, as well as with customers in small to medium-sized commercial, industrial and professional businesses. The primary sources of core deposits are residents of the banks’ primary market areas and businesses and their employees located in those areas. Each of the banks also obtain deposits through personal solicitation by the bank’s officers and directors, direct mail solicitations, and advertisements published in the local media. For the convenience of its customers, each of the banks offers drive-through banking facilities, automated teller machines, direct deposit, night depositories, personalized checks, merchant bank card processing and safe deposit boxes. The banks’ services also include cashier’s checks, travelers’ checks, domestic wire transfers, account research, stop payments, and telephone and internet based transfers between accounts.

Competition

Each of the banks experiences competition in both lending and attracting funds from other commercial banks, savings banks, savings and loan associations, credit unions, finance companies, pension trusts, mutual funds, insurance companies, mortgage bankers and brokers, brokerage and investment banking firms, asset-based non-bank lenders, government agencies and certain other non-financial institutions, including retail stores, which may offer more favorable financing alternatives than the banks.

The banks also compete with companies located outside of their primary market that provide financial services to persons within these markets. Some of the banks’ current and potential competitors have larger customer bases, greater brand recognition, and significantly greater financial, marketing and other resources than the banks and some of them are not subject to the same degree of regulation as these banks.

Employees

As of May 1, 2006, First Citizens and its subsidiaries employed 185 full-time and 30 part-time employees for a total of 215. Employees of First Citizens and its subsidiaries have a good relationship with First Citizens and the employees are not represented by a collective bargaining agreement.

Properties

First Citizens operates from nineteen locations through its three subsidiary banks in locations in throughout a six-county east Tennessee market area and locations in Blue Ridge, Georgia and Murphy, North Carolina. Set forth below is a summary of First Citizens’ properties:

Location	Date Opened	Leased or Owned	Square Footage
The Bank/First Citizens Bank
Main Office 2305 Keith Street Cleveland, TN	1974	Owned	17,652
Branch Village Shopping Center Cleveland, TN	1981	Leased	901
Branch Ocoee Street Cleveland, TN	2004	Leased	2,500
Branch 86 Stuart Road Cleveland, TN	1986	Leased	3,432
Branch 2375 McGradey LN Cleveland, TN	2000	Owned	2,800
Branch (In-store) 9213 Lee Highway Ooltewah, TN	1993	Leased	288
Branch 1314 Decatur Pike Athens, TN	1993	Owned	1,750
Branch 6501 Ringgold Road Chattanooga, TN	2003	Owned	3,000
Branch 6903 Lee Highway Chattanooga, TN	2002	Leased	2,100

Home Bank of Tennessee (Maryville)
Main Office 216 Foothills Mall Dr. Maryville, TN	2000	Owned	14,000
Branch 111113 Parkside Dr. Knoxville, TN	2002	Owned	3,000
Branch 2009 E. Broadway Maryville, TN	1999	Owned	1,800
Branch 7723 E. Lamar Alexander Parkway Townsend, TN	1990	Owned	1,600
Branch 1075 Hunter’s Crossing Dr. Alcoa, TN	2001	Owned	3,000

Location	Date Opened	Leased or Owned	Square Footage
The Home Bank (Ducktown)
Branch 1911 Highway 64 Murphy, NC	2002	Owned	2,800
Branch 3831 Appalachian Hwy Blue Ridge, GA	2004	Owned	4,000
Main Office 105 Five Points Drive Highway 64 Ducktown, TN	2001	Owned	2,200
Branch 43 Ocoee Street Copperhill, TN	1995	Owned	6,700
Branch (In-Store) 2330 Highway 19 Murphy, NC	2001	Leased	800

Other/Non-Branch
Drive Through 2305 Keith Street Cleveland, TN	N/A	Owned	408
Drive Through 3 Ocoee Street, Copper Hill, TN	N/A	Owned	450
Operations Center 1543 S. Lee Hwy Cleveland, TN	N/A	Owned	16,684

Legal Proceedings

From time to time, litigation arises in the normal conduct of business. However, First Citizens is not currently involved in any litigation that management of First Citizens believes, either individually or in the aggregate, could reasonably be expected to have a material adverse effect on its business, financial condition or results of operations.

Share Ownership of Principal Shareholders, Management and Directors of First Citizens

The following table shows, as of June 8, 2006, the beneficial ownership of First Citizens common stock by (i) each person known by First Citizens to be the beneficial owner more than 5% of First Citizens’ outstanding common stock, (ii) each of First Citizens’ directors and executive officers; and (iii) all of First Citizens’ directors and officers as a group. Except as otherwise noted in the footnotes to the table, each individual has sole investment and voting power with respect to the shares of common stock set forth.

Name	Shares Beneficially Owned(2)		Percentage of Class(3)
Directors and Executive Officers(1)
David Beckler	28,786		1.1%
Max Carroll	92,000		3.5%
H. Bernard Dixon	172,112	(4)	6.6%
Charles Mullinax	392,673		15.1%
K. Edward Rayborn	37,198	(5)	1.4%
Kenneth Rayborn	453,377	(6)	17.4%
F. Alan Smith	48,351	(7)	1.8%
All Directors and Executive Officers as a group (7 persons)	1,224,497		46.7%

Five Percent Shareholders
First Citizens Bancorp Employee Stock Ownership Trust	346,818	(8)	13.4%
Frank and Glenda Duckworth	192,497	(9)	7.4%

(1)	The address for each of the directors, executive officers and shareholders named in the above table is: c/o First Citizens Bancorp, P.O. Box 3300, 2305 Keith Street, Cleveland, TN 37311.
(2)	The information set forth in this table with respect to First Citizens common stock ownership reflects “beneficial ownership” as determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. “Beneficial ownership” includes shares for which an individual, directly or indirectly, has or shares voting or investment power or both and also includes all options held buy such person. As a result of the merger, all outstanding options will vest prior to closing and, as a result, all options held by the persons listed above are included in the ownership table.
(3)	The percentages are based upon 2,598,687 shares outstanding. The percentages for each of those parties who hold presently exercisable options are based upon the sum of 2,598,687 shares plus the number of shares subject to options held by each such party, as indicated in the following notes.
(4)	Includes 108,704 shares of common stock owned by the Candace Dixon Ramsey Trust over which Mr. Dixon has sole voting power by virtue of his position as the trustee of such trust.
(5)	Includes approximately 5,620 shares of common stock allocated to Mr. Rayborn within the First Citizens Bancorp ESOP. Includes 10,749 shares of common stock owned by the Alexis Faye Rayborn Trust and 10,749 shares of common stock owned by Zachary Edward Rayborn Trust over which Mr. Rayborn has sole voting power by virtue of his position as a trustee of each of the trusts.
(6)	Includes approximately 48,053 shares of common stock allocated to Mr. Rayborn within the First Citizens Bancorp ESOP.
(7)	Includes approximately 6,351 shares of common stock allocated to Mr. Smith within the First Citizens Bancorp ESOP and 29,000 shares subject to options exercisable prior to the merger.
(8)	As of the record date, all of the 346,818 shares of common stock held by the ESOP are allocated to the ESOP participant accounts. Under the ESOP terms, the ESOP trustee must vote these shares according to the directions of the participants for the purposes of certain transactions, including the merger described in this proxy statement. Allocated shares for which no voting directions are received will be voted by the ESOP trustee according to the direction of the ESOP Committee of First Citizens in its discretion, as provided by the ESOP terms.
(9)	Includes 80,643 shares of common stock owned by the Susan Amanda Rayborn Trust, 58,667 shares of common stock owned by the Beverly Ann Rayborn Houser Trust and 53,177 shares of common stock owned by the Kenneth Edward Rayborn Trust over which Mr. and Mrs. Duckworth have sole voting power by virtue of their positions as co-trustees of each of the trusts.

Ownership of the First Citizens Bancorp Employee Stock Ownership Plan

The trustee of the First Citizens Bancorp Employee Stock Ownership Plan or “ESOP” holds 346,811, or approximately 13.4%, of the 2,598,687 shares of the outstanding First Citizens common stock. As their legal holder, the ESOP trustee is entitled to vote these shares with respect to the approval of the merger agreement. The laws that apply to the ESOP and the ESOP terms provide that each ESOP participant and the beneficiary or beneficiaries of any deceased participant are entitled to provide confidential voting directions to the ESOP trustee as to the approval of the proposed merger for the shares allocated to his or her ESOP account. As of the record date significantly all of the 346,811 shares held by the trustee are allocated to the ESOP accounts of participants and the beneficiaries of deceased participants. First Citizens has appointed an independent fiduciary for the ESOP for the merger transaction. This “independent fiduciary” will provide voting directions to the ESOP trustee for any allocated First Citizens common stock share for which participant or beneficiary directions are not received and for any unallocated share of such stock.

Related Party Transactions

Certain directors and executive officers of First Citizens and its subsidiaries, and their related interests, had loans outstanding in the aggregate amounts of approximately $8.5 million at December 31, 2005. These loans were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other person not affiliated with First Citizens or its subsidiaries and did not involve more than normal risks of collectability or present other unfavorable features. The prohibitions on certain extensions of credit to directors and executive officers contained in the Sarbanes-Oxley Act do not apply to any of these loans.

DESCRIPTION OF BB&T CAPITAL STOCK

General

The authorized capital stock of BB&T consists of 1,000,000,000 shares of BB&T common stock, par value $5.00 per share, and 5,000,000 shares of preferred stock, par value $5.00 per share. As of May 31, 2006, there were 536,346,903 shares of BB&T common stock issued and outstanding, which excludes shares expected to be issued in pending acquisitions. There were no shares of BB&T preferred stock issued and outstanding as of such date. Based on the number of shares of First Citizens common stock outstanding at the record date, it is estimated that approximately 2,563,752 shares of BB&T common stock would be issued in the merger (including as a result of the conversion of First Citizens stock options) assuming 75% stock consideration.

BB&T Common Stock

Each share of BB&T common stock is entitled to one vote on all matters submitted to a vote at any meeting of shareholders. Holders of BB&T common stock are entitled to receive dividends when, as, and if declared by the BB&T Board of Directors out of funds legally available for the payment of dividends and, upon liquidation, to receive pro rata all assets, if any, of BB&T available for distribution after the payment of necessary expenses and all prior claims. Holders of BB&T common stock have no preemptive rights to subscribe for any additional securities of any class that BB&T may issue, nor any conversion, redemption or sinking fund rights. Holders of BB&T common stock have no right to cumulate votes in the election of directors. The rights and privileges of holders of BB&T common stock are subject to any preferences that the BB&T Board of Directors may set for any series of BB&T preferred stock that BB&T may issue in the future.

The transfer agent and registrar for BB&T common stock is Branch Bank. BB&T intends to apply for the listing on the NYSE, subject to official notice of issuance, of the shares of BB&T common stock to be issued in the merger.

BB&T Preferred Stock

Under BB&T’s Articles of Incorporation, BB&T may issue shares of BB&T preferred stock in one or more series as may be determined by the BB&T Board of Directors or a duly authorized committee. The BB&T Board of Directors or committee thereof may also establish, from time to time, the number of shares to be included in each series and may fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof, and may increase or decrease the number of shares of any series without any further vote or action by the shareholders. Any BB&T preferred stock issued may rank senior to BB&T common stock with respect to the payment of dividends or amounts paid upon liquidation, dissolution or winding up of BB&T, or both. In addition, any shares of BB&T preferred stock may have class or series voting rights. Under certain circumstances, the issuance of shares of BB&T preferred stock, or merely the existing authorization of the BB&T Board of Directors to issue shares of BB&T preferred stock, may tend to discourage or impede a merger or other change in control of BB&T.

Anti-takeover Provisions

Provisions of the NCBCA and BB&T’s Articles of Incorporation and Bylaws described below may be deemed to have an anti-takeover effect and, together with the ability of the BB&T Board of Directors to issue shares of BB&T preferred stock and to set the voting rights, preferences and other terms of BB&T preferred stock, may delay or prevent takeover attempts not first approved by the BB&T Board of Directors. These provisions also could delay or deter the removal of incumbent directors or the assumption of control by shareholders. BB&T believes that these provisions are appropriate to protect the interests of BB&T and its shareholders.

Control Share Acquisition Act

The Control Share Acquisition Act of the NCBCA may make an unsolicited attempt to gain control of BB&T more difficult by restricting the right of specified shareholders to vote newly acquired large blocks of stock. For a description of this statute, see “Comparison of the Rights of BB&T Shareholders and First Citizens Shareholders—Anti-takeover Statutes” on page 80.

Provisions Regarding the BB&T Board of Directors

BB&T’s Articles of Incorporation and Bylaws permit the removal of directors only for cause. This could make it more difficult for a third party to acquire, or discourage a third party from acquiring control of BB&T. For a description of these provisions, see “Comparison of the Rights of BB&T Shareholders and First Citizens Shareholders—Board of Directors” on page 77.

Meeting of Shareholders; Shareholders’ Nominations and Proposals

Under BB&T’s Bylaws, meetings of the shareholders may be called only by the Chief Executive Officer, President, Secretary or the BB&T Board of Directors. Shareholders of BB&T may not request that a special meeting of shareholders be called. This provision could delay until the next annual shareholders’ meeting shareholder actions that are favored by the holders of a majority of the outstanding voting securities of BB&T.

The procedures governing the submission of nominations for directors and other proposals by shareholders may also have a deterrent effect on shareholder actions designed to result in a change of control in BB&T. See “Comparison of the Rights of BB&T Shareholders and First Citizens Shareholders—Shareholder Nominations and Shareholder Proposals” on page 78.

COMPARISON OF THE RIGHTS OF BB&T SHAREHOLDERS

AND FIRST CITIZENS SHAREHOLDERS

When the merger becomes effective, holders of First Citizens common stock will become shareholders of BB&T. The following is a summary of the material differences between the rights of holders of BB&T common stock and holders of First Citizens common stock. Because BB&T is incorporated under the laws of North Carolina and First Citizens is incorporated under the laws of Tennessee, the differences in the rights of holders of BB&T common stock and those of holders of First Citizens common stock arise from differing provisions of the NCBCA and the TBCA, in addition to differing provisions of their respective Articles of Incorporation and Bylaws.

The following summary does not purport to be a complete statement of the provisions affecting, and differences between, the rights of holders of BB&T common stock and holders of First Citizens common stock. The identification of specific provisions or differences is not meant to indicate that other equally or more significant differences do not exist. This summary is qualified in its entirety by reference to the NCBCA and the TBCA and the respective governing corporate documents of BB&T and First Citizens, to which the shareholders of First Citizens are referred.

Summary of Material Differences of the Rights of BB&T and First Citizens Shareholders

(A more complete description of the items in this chart immediately follows.)

	BB&T	First Citizens
Authorized Capital Stock	• 1,000,000,000 shares common stock • 5,000,000 shares preferred stock	• 7,000,000 shares of common stock • No preferred stock is authorized

Special Meetings of Shareholders	• May be called by the Chairman of the Board, Chief Executive Officer, President, Chief Operating Officer, Secretary, or the Board of Directors

•      May be called by the President or the Board of Directors, and shall be called by the President or Secretary at the request in writing of shareholders owning at least 10% of the outstanding shares entitled to vote

Board of Directors

•      Minimum size is three

•      Maximum size is 25

•      Current size is 15

•      Not classified. All directors must be elected at each year’s annual meeting

•      May be removed with or without cause at a shareholders’ meeting where the number of votes cast to remove a director exceeds the number of votes cast not to remove a director

•      Minimum size is three

•      Maximum size is 25

•      Current size is 7

•      Not classified. All directors must be elected at each year’s annual meeting

•      May be removed with cause by a majority of all directors then in office

•      May be removed with or without cause at a shareholders’ meeting where the number of votes cast to remove a director exceeds the number of votes cast not to remove a director

	BB&T	First Citizens
Dividends and Other Distributions	• Subject to statutory and regulatory restrictions	• Subject to substantially similar statutory and regulatory restrictions

Shareholder Nominations and Shareholder Proposals

•      Bylaws establish advance notice procedures for shareholder proposals and for the nomination of candidates for election as directors

•      Proposals must comply with Rule 14a-8 under the Securities Exchange Act of 1934

• No established advanced notice procedures for nominations or proposals • Proposals by First Citizens shareholders are not subject to Rule 14a-8 under the Securities Exchange Act of 1934

Discharge of Duties; Exculpation and Indemnification

•      Directors must discharge duties according to NCBCA

•      Directors have no personal liability for monetary damages for certain breaches of duty as a director

•      BB&T will indemnify directors and officers against liabilities arising out of his or her status as a director or officer to the fullest extent permitted under applicable law subject to certain exceptions

•      Directors must discharge duties according to TCBA

•      Similarly, directors have no personal liability for monetary damages for certain breaches of duty as a director

•      First Citizens will indemnify directors and officers against liabilities arising out of their status as a director or officer for acts believed in good faith to be in or not opposed to the best interests of First Citizens subject to certain exceptions

Mergers, Share Exchanges and Sales of Assets	• Must be approved by a majority of shareholders except approval of a merger by shareholders of the surviving corporation is not required under certain circumstances	• Must be approved by a majority of shareholders

Anti-Takeover Statutes	• North Carolina Control Share Acquisition Act applies to BB&T • BB&T has opted out of the North Carolina Shareholder Protection Act	• None of the following acts under the TBCA apply to First Citizens: Investor Protection Act, Business Combination Act, Control Share Acquisition Act or Greenmail Act

Amendments to Articles of Incorporation and Bylaws

•      Articles may be amended upon approval by a majority of the votes cast within each voting group entitled to vote

•      Directors and shareholders may each amend Bylaws, provided that, subject to certain exceptions, Directors may not amend a Bylaw adopted by shareholders

• Articles may be amended upon approval by a majority of the votes cast within each voting group entitled to vote • Directors and shareholders may each amend Bylaws

	BB&T	First Citizens

Consideration of Business Combinations	• Articles and Bylaws do not set forth specific considerations	• Articles and Bylaws do not set forth specific considerations

Shareholders’ Rights of Dissent and Appraisal	• No rights available	• Rights as provided by Chapter 23 of the TBCA

Authorized Capital Stock

BB&T

BB&T’s authorized capital stock consists of 1,000,000,000 shares of BB&T common stock, par value $5.00 per share, and 5,000,000 shares of BB&T preferred stock, par value $5.00 per share. BB&T’s Articles of Incorporation authorize the BB&T Board of Directors to issue shares of BB&T preferred stock in one or more series and to fix the designation, powers, preferences, and rights of the shares of BB&T preferred stock in each series. As of May 31, 2006, there were 536,346,903 shares of BB&T common stock outstanding, which excludes shares expected to be issued in pending acquisitions. No shares of BB&T preferred stock were issued and outstanding as of that date.

First Citizens

First Citizens’ authorized capital stock consists solely of 7,000,000 shares of common stock, par value $1.00 per share. As of June 8, 2006, there were 2,598,687 shares of First Citizens’ common stock outstanding.

Special Meetings of Shareholders

BB&T

BB&T’s Bylaws provide that special meetings of the shareholders of BB&T may be called at any time by BB&T’s Chairman of the Board, Chief Executive Officer, President, Chief Operating Officer, Secretary, or the Board of Directors.

First Citizens

First Citizens’ Bylaws provide that special meetings of the shareholders of First Citizens may be called at any time by the President or the Board of Directors, and shall be called by the President or Secretary at the request in writing of shareholders owning at least 10% of the outstanding shares entitled to vote.

Board of Directors

BB&T

BB&T’s Bylaws provide for a board of directors consisting of not less than three nor more than 25 members as determined from time to time by resolution of a majority of the members of the BB&T Board of Directors or by resolution of the shareholders of BB&T. Currently, the BB&T Board of Directors consists of 15 directors. Under BB&T’s Bylaws, directors may be removed with or without cause at a properly called shareholders’ meeting where the number of votes cast to remove a director exceeds the number of votes cast not to remove a director.

First Citizens

First Citizens’ Bylaws provide for a board of directors consisting of not less than three nor more than 25 members as determined from time to time by resolution of a majority of the members of the First Citizens Board of Directors or by resolution of the shareholders of First Citizens. Currently, the First Citizens Board of Directors consists of seven directors. Under First Citizens’ Bylaws, directors may be removed with or without cause at a properly called shareholders’ meeting where the number of votes cast to remove a director exceeds the number of votes cast not to remove a director. Directors may also be removed with cause by a vote of a majority of all directors then in office.

Dividends and Other Distributions

BB&T

The NCBCA prohibits a North Carolina corporation from making any distributions to shareholders, including the payment of cash dividends, that would render it unable to pay its debts as they become due in the usual course of business or that would result in its total assets being less than the sum of its total liabilities plus the amount that would be needed, if it were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The ability of BB&T to pay distributions to the holders of BB&T common stock will depend to a large extent upon the amount of dividends its bank subsidiaries, which are subject to restrictions imposed by regulatory authorities, pay to BB&T. In addition, the Federal Reserve could oppose a distribution by BB&T if it determined that such a distribution would harm BB&T’s ability to support its bank subsidiaries.

First Citizens

The TBCA prohibits a Tennessee corporation from making any distribution to shareholders, including the payment of cash dividends, if, after giving effect to the distribution, the corporation would not be able to pay its debts as they become due in the usual course of business or the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. First Citizens’ ability to pay distributions is likewise dependent upon the amount of dividends its receives from its bank subsidiaries. First Citizens and its bank subsidiaries are subject to similar restrictions imposed by regulatory authorities.

Shareholder Nominations and Shareholder Proposals

BB&T

BB&T’s Bylaws establish advance notice procedures for shareholder proposals and the nomination, other than by or at the direction of the BB&T Board of Directors or one of its committees, of candidates for election as directors. BB&T’s Bylaws provide that a shareholder wishing to nominate a candidate for election to the BB&T Board of Directors must, in the case of an annual meeting, submit the nomination in writing to the Secretary of BB&T at least 60 days but no more than 90 days in advance of the first anniversary of the notice date of BB&T’s proxy statement for the preceding year’s annual meeting, and, in the case of a special meeting, submit the notification no later than the tenth day following the notice date of such special meeting. The notification must contain biographical information about the candidate and the shareholder’s name, shareholdings, and any material interests of the shareholder in the nomination. Nominations that are not made in accordance with the foregoing provisions may be ruled out of order by the presiding officer or the Chairman of the meeting. In addition, a shareholder intending to make a proposal for consideration at a regularly scheduled annual or special meeting of shareholders must notify the Secretary of BB&T within the same timeframe as for director nominations. The notice for a shareholder proposal generally must contain: (a) a brief description of the proposal, (b) the name, address, and shareholdings of the shareholder submitting the proposal, and (c) any material interest of the shareholder in the proposal.

In accordance with Securities and Exchange Commission Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), shareholder proposals intended to be included in the proxy statement and presented at a regularly scheduled annual meeting must be received by BB&T at least 120 days before the anniversary of the date that the previous year’s proxy statement was first mailed to shareholders. As provided in rules promulgated under the Exchange Act, if the annual meeting date has been changed by more than 30 days from the date of the prior year’s meeting, or for special meetings, the proposal must be submitted within a reasonable time before BB&T begins to print and mail its proxy materials.

First Citizens

First Citizens’ Bylaws do not establish advance notice procedures for shareholder proposals and the nomination, other than by or at the direction of the First Citizens Board of Directors or one of its committees, of candidates for election as directors. Proposals by First Citizens shareholders are not subject to Rule 14a-8 under the Exchange Act.

Discharge of Duties; Exculpation and Indemnification

BB&T

The NCBCA requires that a director of a North Carolina corporation discharge his or her duties as a director: (a) in good faith; (b) with the care an ordinarily prudent person in a like position would exercise under similar circumstances; and (c) in a manner the director reasonably believes to be in the best interests of the corporation. The NCBCA expressly provides that the duties of a director weighing a change of control situation are not different, nor is the standard of care any higher, than that which is otherwise provided.

BB&T’s Articles of Incorporation provide that, to the fullest extent permitted by applicable law, no director of BB&T will have any personal liability for monetary damages for breach of a duty as a director. BB&T’s Bylaws require BB&T to indemnify its directors and officers, to the fullest extent permitted by applicable law, against liabilities arising out of his or her status as a director or officer, excluding any liability relating to activities that were at the time taken known or believed by such person to be clearly in conflict with the best interests of BB&T. The NCBCA permits a corporation to indemnify or agree to indemnify an individual who is or was a director, officer, employee or agent against liability and expenses in any proceeding (including a proceeding brought on behalf of the corporation itself) arising out of their status as such or their activities in any of the foregoing capacities, except for activities which were at the time taken known or believed by him to be clearly in conflict with the best interests of the corporation. Further, the NCBCA requires a corporation to indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he or she was a party because he or she is or was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.

First Citizens

The provisions of the TBCA regarding indemnification of directors and officers of a corporation are not materially different from the provisions of the NCBCA regarding the indemnification of directors and officers with respect to BB&T.

Similar to BB&T, First Citizens’ Bylaws require First Citizens to indemnify its directors, officers and employees, to the extent permitted by applicable law, against liabilities arising out of his or her status as a director, officer or employee. The TBCA permits a corporation to indemnify or agree to indemnify an individual who is or was a director, officer, employee or agent against liability and expenses in any proceeding (including a proceeding brought on behalf of the corporation itself) arising out of their status as such or their activities in any of the foregoing capacities, except for activities which were at the time taken known or believed by him to be clearly in conflict with the best interests of the corporation. Further, the TBCA requires a corporation to indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he or she was a party because he or she is or was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.

Mergers, Share Exchanges and Sales of Assets

BB&T

The NCBCA generally requires that any merger, share exchange or sale of all or substantially all the assets of a corporation other than in the ordinary course of business must be approved by the affirmative vote of the majority of the issued and outstanding shares of each voting group entitled to vote. Approval of a merger by the shareholders of the surviving corporation is not required in certain instances, however, including a merger in which the number of voting shares outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger, does not exceed by more than 20% the total number of voting shares of the surviving corporation outstanding immediately before the merger. BB&T is also subject to certain statutory anti-takeover provisions. See “—Anti-Takeover Statutes” below.

First Citizens

The TBCA generally requires that any merger, share exchange or sale of all or substantially all the assets of a corporation other than in the ordinary course of business must be approved by the affirmative vote of the majority of the issued and outstanding shares of each voting group entitled to vote.

Anti-Takeover Statutes

BB&T

The North Carolina Control Share Acquisition Act applies to BB&T. This Act is designed to give management of publicly-owned North Carolina corporations based within the state more time and greater control in any hostile tender offer. The Act is triggered upon the acquisition by a person of shares of voting stock of a covered corporation that, when added to all other shares beneficially owned by the person, would result in that person holding one-fifth, one-third or a majority of the voting power in the election of directors. Under the Act, the shares acquired that result in the crossing of any of these thresholds have no voting rights until they are conferred by the affirmative vote of the holders of a majority of all outstanding voting shares, excluding those shares held by any person involved or proposing to be involved in the acquisition of shares in excess of the thresholds, any officer of the corporation, and any employee of the corporation who is also a director of the corporation. If voting rights are conferred on the acquired shares, all shareholders of the corporation have the right to require that their shares be redeemed at the highest price paid per share by the acquiror for any of the acquired shares.

The North Carolina Shareholder Protection Act requires that certain business combinations with existing shareholders either be approved by a supermajority of the other shareholders or meet certain “fair price” requirements. Pursuant to a provision in the BB&T Bylaws, BB&T has elected to opt out of the North Carolina Shareholder Protection Act, as permitted by the Act.

First Citizens

The TBCA’s Investor Protection Act does not apply to First Citizens because First Citizens is a bank holding company. The TBCA’s Business Combination Act does not apply to First Citizens because First Citizens does not have any shares of stock registered under Section 12(g) of the Securities Exchange Act of 1934, as amended. The TBCA’s Control Share Acquisition Act does not apply to First Citizens because neither First Citizens’ Articles of Incorporation nor its Bylaws contain an express declaration that control share acquisitions respecting the shares of First Citizens are governed by and subject to the provisions of the Control Share Acquisition Act. The TBCA’s Greenmail Act does not apply to First Citizens because First Citizens does not have any shares of stock registered under Section 12(g) of the Securities Exchange Act of 1934, as amended.

Amendments to Articles of Incorporation and Bylaws

BB&T

The NCBCA generally requires that any amendment to Articles of Incorporation be proposed by the board of directors. The amendment then must be approved by a majority of the votes cast within each voting group entitled to vote unless another provision of the NCBCA, the Articles of Incorporation, or the board of directors requires a greater vote. BB&T’s Bylaws provide that BB&T’s Board of Directors has the authority to amend the Bylaws without the assent or vote of the shareholders. The Bylaws also provide that the shareholders of the corporation may amend the Bylaws. The NCBCA provides that unless the Articles of Incorporation or a bylaw adopted by the shareholders provides otherwise, the board of directors may not amend a bylaw approved by the shareholders.

First Citizens

The TBCA generally requires that any amendment to Articles of Incorporation must be approved by a majority of the votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create dissenters’ rights, with some exceptions for minor amendments. First Citizens’ Bylaws provide that First Citizens’ Board of Directors has the authority to amend the Bylaws without the assent or vote of the shareholders. The Bylaws also provide that the shareholders of the corporation may amend the Bylaws. Under the TBCA, if expressly authorized by the Articles of Incorporation, the shareholders may adopt or amend a bylaw that fixes a greater quorum or voting requirement for shareholders than is required by the TBCA. The adoption or amendment of a bylaw that adds, changes, or deletes a greater quorum or voting requirement for shareholders must meet the same quorum requirement and be adopted by the same vote and voting groups required to take action under the quorum and voting requirement then in effect or proposed to be adopted, whichever is greater. A bylaw that fixes a greater quorum or voting requirement for shareholders to adopt such a change to quorum or voting requirements may not be adopted, amended, or repealed by the Board of Directors. First Citizens’ Articles of Incorporation contain no such provision.

Consideration of Business Combinations

BB&T

BB&T’s Articles of Incorporation and Bylaws do not specify any factors to which the BB&T Board of Directors must give consideration in evaluating a transaction involving a potential change in control of BB&T. Further, as stated above, the NCBCA expressly provides that the duties of a director weighing a change of control situation are not different, nor is the standard of care any higher, than that which is otherwise provided.

First Citizens

First Citizens’ Articles of Incorporation and Bylaws do not specify any factors to which the First Citizens Board of Directors must give consideration in evaluating a transaction involving a potential change in control of First Citizens.

Shareholders’ Rights of Dissent and Appraisal

BB&T

The NCBCA provides that dissenters’ rights are not available to the holders of shares of a corporation, such as BB&T, that are either listed on a national securities exchange or held by more than 2,000 record shareholders by reason of a merger, share exchange, or sale or exchange of property unless (a) the Articles of Incorporation of the corporation that issued the shares provide otherwise; or (b) in the case of a merger or share exchange, the holders of the shares are required to accept anything other than (i) cash; (ii) shares in another corporation that are either listed on a national securities exchange or held by more than 2,000 record shareholders; or (iii) a combination of cash and such shares. BB&T’s Articles of Incorporation do not authorize any additional dissenters’ rights.

First Citizens

The dissenters’ rights provided to a holder of First Citizens common stock under Chapter 23 of the TBCA are described above under the caption “The Merger—Appraisal Rights.”

Liquidation Rights

BB&T

In the event of the liquidation, dissolution, or winding up of the affairs of BB&T, holders of outstanding shares of BB&T common stock are entitled to share, in proportion to their respective interests, in BB&T’s assets and funds remaining after payment, or provision for payment, of all debts and other liabilities of BB&T.

Because BB&T is a financial holding company, its rights, the rights of its creditors and of its shareholders, including the holders of the shares of any BB&T preferred stock that may be issued, to participate in the assets of any subsidiary upon the latter’s liquidation or recapitalization may be subject to the prior claims of (a) the subsidiary’s creditors, except to the extent that BB&T may itself be a creditor with recognized claims against the subsidiary, and (b) any interests in the liquidation accounts established by savings associations or savings banks acquired by BB&T for the benefit of eligible account holders in connection with conversion of the savings associations from mutual to stock form.

First Citizens

In the event of the liquidation, dissolution, or winding up of the affairs of First Citizens, holders of outstanding shares of First Citizens common stock have substantially similar rights as BB&T shareholders.

Because First Citizens is a bank holding company, its rights, the rights of its creditors and of its shareholders to participate in the assets of any subsidiary upon the latter’s liquidation or recapitalization may be subject to the prior claims of the subsidiary’s creditors, except to the extent that First Citizens may itself be a creditor with recognized claims against the subsidiary.

OTHER BUSINESS

The First Citizens Board of Directors is not aware of any business to come before the meeting other than those matters described in this proxy statement/prospectus. However, if any other matters should properly come before the meeting, it is intended that the proxies solicited by this proxy statement/prospectus will be voted with respect to those other matters in accordance with the judgment of the persons voting the proxies.

LEGAL MATTERS

The validity of the shares of BB&T common stock offered by this proxy statement/prospectus has been passed upon by M. Patricia Oliver, Executive Vice President, General Counsel, Secretary and Chief Corporate Governance Officer of BB&T Corporation. Ms. Oliver owns shares of BB&T’s common stock and holds options to purchase additional shares of BB&T’s common stock.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of BB&T incorporated in this proxy statement/prospectus by reference to BB&T’s Annual Report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

BB&T files its annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or certain other information that the companies file with the Securities and Exchange Commission at the SEC’s Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. These Securities and Exchange Commission filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the Securities and Exchange Commission at “http://www.sec.gov.” Reports, proxy statements and other information with respect to BB&T should also be available for inspection at the offices of the NYSE.

BB&T has filed the registration statement to register with the Securities and Exchange Commission the BB&T common stock to be issued to First Citizens shareholders in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of BB&T. As allowed by Securities and Exchange Commission rules, this proxy statement/prospectus does not contain all the information you can find in BB&T’s registration statement or the exhibits to the registration statement.

The Securities and Exchange Commission allows BB&T to “incorporate by reference” information into this proxy statement/prospectus, which means that BB&T can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is considered part of this proxy statement/prospectus, except for any information superseded by information contained directly in this proxy statement/prospectus or in later filed documents incorporated by reference in this proxy statement/prospectus.

This proxy statement/prospectus incorporates by reference the documents set forth below that BB&T has previously filed with the Securities and Exchange Commission and that contain important information about BB&T and its businesses, with the exception of the information furnished under Item 9.01 of BB&T’s Current Report on Form 8-K filed on January 12, 2006, which such furnished information shall not be deemed incorporated by reference in this registration statement.

BB&T Securities and Exchange Commission Filings

(File No. 1-10853)

Annual Report on Form 10-K	For the fiscal year ended December 31, 2005

Quarterly Report on Form 10-Q	For the quarter ended March 31, 2006

Current Reports on Form 8-K

Filed January 5, 2006 (under Item 5.02), January 12, 2006 (under Items 8.01 and 9.01), February 24, 2006 (under Items 1.01 and 9.01), February 28, 2006 (under Item 8.01), April 25, 2006 (under Items 5.03, 8.01 and 9.01), June 1, 2006 (under Items 8.01 and 9.01), June 1, 2006 (under Items 8.01 and 9.01), June 8, 2006 (under Item 8.01) and June 8, 2006 (under Items 8.01 and 9.01)

Registration Statement on Form 8-A (describing BB&T’s common stock):	Filed September 4, 1991

BB&T also incorporates by reference additional documents that may be filed with the Securities and Exchange Commission between the date of this proxy statement/prospectus and the completion of the merger or the termination of the merger agreement (other than information in such future filings deemed, under Securities and Exchange Commission rules, not to have been filed). These include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements.

BB&T has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to BB&T. First Citizens has supplied all information relating to First Citizens before the merger contained in this proxy statement/prospectus.

If you are a shareholder, we may have sent you some of the documents incorporated by reference, but you can obtain any of them through the companies, the Securities and Exchange Commission or the Securities and Exchange Commission’s Internet web site as described above. Documents incorporated by reference are available from BB&T without charge, excluding all exhibits except those that BB&T has specifically incorporated by reference in this proxy statement/prospectus. Shareholders may obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from BB&T at the following address and telephone number:

BB&T Corporation

Investor Relations

150 South Stratford Road, Suite 300

Winston-Salem, North Carolina 27104

(336) 733-3058

If you would like to request documents, please do so by July 3, 2006 to receive them before the meeting.

You should rely only on the information contained or incorporated by reference into this proxy statement/prospectus. BB&T and First Citizens have not authorized anyone to provide you with information that is different from that contained in this proxy statement/prospectus or in any of the materials that have been incorporated by reference into this document. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. This proxy statement/prospectus is dated June 15, 2006. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than the date of this proxy statement/prospectus. Neither the mailing of this proxy statement/prospectus to shareholders nor the issuance of BB&T common stock in the merger creates any implication to the contrary.

APPENDIX A

AGREEMENT AND PLAN OF MERGER

dated as of

January 11, 2006

by and between

BB&T CORPORATION

and

FIRST CITIZENS BANCORP

Appendix A-i

Appendix A-ii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of January 11, 2006 (this “Agreement”), is by and between BB&T Corporation (“BB&T”), a North Carolina corporation, having its principal place of business in Winston-Salem, North Carolina, and First Citizens Bancorp (“FC”), a Tennessee corporation, having its principal place of business in Cleveland, Tennessee.

RECITALS

A. The Proposed Transaction.  The parties intend to effect a strategic business combination through the merger of FC with and into BB&T (the “Parent Merger”).

B. Board Determination.  The respective boards of directors of BB&T and FC have each determined that the Parent Merger and the other transactions contemplated hereby are consistent with and will further their respective business strategies and goals and are in the best interests of their respective shareholders and, therefore, have approved the Parent Merger, this Agreement and the plan of merger contained in this Agreement.

C. Employment Agreements.  As an inducement to, and condition of, BB&T’s willingness to enter into this Agreement, as of the date hereof, Kenneth H. Rayborn and F. Alan Smith each shall have entered into a five-year employment/consulting agreement with BB&T (or its specified Subsidiary), each of which shall be in form and substance reasonably acceptable to such persons and the parties hereto and thereto.

D. Intended Tax Treatment.  The parties intend the Parent Merger to be treated as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended, and the rules and regulations thereunder (the “Code”) and intend for this Agreement to constitute a “plan of reorganization” within the meaning of the Code.

NOW, THEREFORE, in consideration of the foregoing premises and of the mutual covenants, representations, warranties and agreements contained herein, intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

1.01 Certain Definitions.  The following terms are used in this Agreement with the meanings set forth below:

“Acquisition Proposal” means any tender or exchange offer, proposal for a merger, consolidation or other business combination involving FC or any of its Subsidiaries, or any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the assets or deposits of, FC or any of its Subsidiaries, other than the transactions contemplated by this Agreement.

“Agreement” means this Agreement, as amended or modified from time to time in accordance with Section 9.02.

“Agreement to Merge” has the meaning set forth in Section 2.02.

“All Cash Election” has the meaning set forth in Section 3.01(a)(ii).

“All Stock Election” has the meaning set forth in Section 3.01(a)(i).

Appendix A-1

“Bank” or “Banks” means each of, or collectively: (i) The Bank/First Citizens Bank, a banking corporation organized under the laws of Tennessee and a wholly-owned subsidiary of FC; (ii) The Home Bank of Tennessee, a banking corporation organized under the laws of Tennessee and a wholly-owned subsidiary of FC; and (iii) The Home Bank, a banking corporation organized under the laws of Tennessee and a wholly-owned subsidiary of FC.

“BB&T 401(k) Plan” has the meaning set forth in Section 6.13(b).

“BB&T Articles” means the Articles of Incorporation of BB&T, as amended.

“BB&T Bank” means Branch Banking and Trust Company, a banking corporation organized under the laws of North Carolina and a wholly-owned subsidiary of BB&T.

“BB&T Board” means the Board of Directors of BB&T.

“BB&T Bonus Plan” has the meaning set forth in Section 6.13(f).

“BB&T Bylaws” means the Bylaws of BB&T, as amended.

“BB&T Common Stock” means the common stock, $5.00 par value, of BB&T.

“BB&T Option Plan” has the meaning set forth in Section 3.06.

“BB&T Preferred Stock” means the preferred stock, par value $5.00 per share, of BB&T.

“BB&T SEC Documents” has the meaning set forth in Section 5.04(f)(i).

“Benefit Plan Determination Date” means the date or dates as determined by BB&T.

“BHC Act” means the Bank Holding Company Act of 1956, as amended.

“Cash Exchange Ratio” has the meaning set forth in Section 3.01.

“Closing” has the meaning set forth in Section 2.04.

“Code” has the meaning set forth in Recital D.

“Company-Owned Stock” shall mean shares of FC Stock held by FC or any of its Subsidiaries or by BB&T or any of its Subsidiaries, in each case other than in a fiduciary capacity or as a result of debts previously contracted in good faith.

“Compensation and Benefit Plans” has the meaning set forth in Section 5.03(m)(i).

“Consultants” has the meaning set forth in Section 5.03(m)(i).

“Consulting Agreements” has the meaning set forth in Section 6.13(a).

“Directors” has the meaning set forth in Section 5.03(m)(i).

“Disclosure Schedule” has the meaning set forth in Section 5.01.

“Effective Date” means the date on which the Effective Time occurs, as provided for in Section 2.04.

Appendix A-2

“Effective Time” means the time on the Effective Date as provided for in Section 2.04.

“Election” has the meaning set forth in Section 3.01(d).

“Election Deadline” has the meaning set forth in Section 3.01(d).

“Election Form” has the meaning set forth in Section 3.01(d).

“Election Period” has the meaning set forth in Section 3.01(d).

“Employees” has the meaning set forth in Section 5.03(m)(i). All references herein to “employees of FC” or “FC employees” shall be deemed to mean employees of FC, Bank or any of their respective Subsidiaries or affiliates.

“Employer Entity” has the meaning set forth in Section 6.13(b).

“Employment Agreements” has the meaning set forth in Section 6.13(a).

“Employment/Consulting Agreements” has the meaning set forth in Section 6.13(a).

“Environmental Laws” means all applicable local, state and federal environmental, health and safety laws and regulations, including, without limitation, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Federal Clean Air Act, and the Occupational Safety and Health Act, each as amended, the regulations promulgated thereunder, and their respective state counterparts.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” has the meaning set forth in Section 5.03(m)(iii).

“ERISA Affiliate Plan” has the meaning set forth in Section 5.03(m)(iii).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Exchange Agent” has the meaning set forth in Section 3.04.

“FC” has the meaning set forth in the preamble to this Agreement.

“FC Affiliate” has the meaning set forth in Section 6.07.

“FC Articles” means the Articles of Incorporation of FC.

“FC Board” means the Board of Directors of FC.

“FC Bonus Arrangements” has the meaning set forth in Section 6.13(f).

“FC Bylaws” means the Bylaws of FC.

“FC Common Stock” means the common stock, par value $1.00 per share, of FC.

“FC Financial Statements” has the meaning set forth in Section 5.03(g).

Appendix A-3

“FC KSOP” means the First Citizens Bancorp Employee Stock Ownership Plan and the First Citizens Bancorp Employee Stock Ownership Trust, a plan and trust qualified under Code Sections 401(a), 401(k), 4975(e)(7) and 501(a).

“FC Meeting” has the meaning set forth in Section 6.02.

“FC Off Balance Sheet Transaction” has the meaning set forth in Section 5.03(u).

“FC Stock” means FC Common Stock.

“FC Stock Option” has the meaning set forth in Section 3.06.

“FC Stock Plans” means the option plans and agreements of FC and its Subsidiaries pursuant to which rights to purchase FC Common Stock are outstanding immediately prior to the Effective Time pursuant to the First Citizens Bancorp Non-Qualified Stock Option Plan.

“FDIA” has the meaning set forth in Section 5.03(dd).

“FDIC” means the Federal Deposit Insurance Corporation.

“FRB” means the Federal Reserve Board.

“GAAP” means accounting principles generally accepted in the United States.

“Governmental Authority” means any court, administrative agency or commission or other federal, state or local governmental authority or instrumentality.

“Hazardous Material” means, collectively, (i) any “hazardous substance” as defined by CERCLA, (ii) any “hazardous waste” as defined by the Resource Conservation and Recovery Act, as amended through the date hereof, and (iii) other than common office supplies, any pollutant or contaminant or hazardous, dangerous or toxic chemical, material or substance within the meaning of any other applicable Federal, state or local law, regulation, ordinance or requirement (including consent decrees and administrative orders) relating to or imposing liability or standards of conduct concerning any hazardous, toxic or dangerous waste, substance or material, all as now in effect.

“Indemnified Party” has the meaning set forth in Section 6.12(a).

“Information” has the meaning set forth in Section 6.22.

“IRS” has the meaning set forth in Section 5.03(m)(ii).

The term “knowledge” means, with respect to a party hereto, actual knowledge after reasonable investigation by any officer of that party with the title of not less than a senior vice president or that party’s in-house counsel, if any.

“Lien” means any charge, mortgage, pledge, security interest, restriction, claim, lien, or encumbrance of any kind.

“Material Adverse Effect” means, with respect to FC or BB&T, any effect that (i) is material and adverse to the financial position, results of operations or business of FC and its Subsidiaries taken as a whole, or BB&T and its Subsidiaries taken as a whole, respectively, or (ii) would materially impair the ability of either FC or BB&T to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; provided, however, that

Appendix A-4

Material Adverse Effect shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability or interpretations thereof by courts or governmental authorities, (b) any modifications or changes to valuation policies and practices in connection with the Merger or restructuring charges taken in connection with the Merger, in each case in accordance with GAAP, (c) changes resulting from expenses (such as legal, accounting and investment bankers’ fees) incurred in connection with this Agreement or the transactions contemplated herein, (d) actions or omissions of a party which have been waived in accordance with Section 9.02 hereof, or (e) any modifications or changes made by FC to its general business practices or policies as may be required by BB&T so as to be consistent with the practices or policies of BB&T.

“Material Contracts” has the meaning set forth in Section 5.03(k)(ii).

“Merger” collectively refers to the Parent Merger and the Subsidiary Merger, as described in Section 2.01 and Section 2.02, respectively.

“Merger Consideration” has the meaning set forth in Section 3.01.

“Mixed Election” has the meaning set forth in Section 3.01(a)(iii).

“NASD” means The National Association of Securities Dealers.

“NCBCA” shall mean the North Carolina Business Corporation Act, as amended.

“New Certificates” has the meaning set forth in Section 3.04.

“NYSE” shall mean the New York Stock Exchange, Inc.

“Old Certificates” has the meaning set forth in Section 3.04.

“Parent Merger” has the meaning set forth in Recital A.

“Pension Plan” has the meaning set forth in Section 5.03(m)(ii).

“Person” has the meaning set forth in Section 5.03(k)(D).

“Previously Disclosed” by a party shall mean information set forth in its Disclosure Schedule. Disclosure of any information, agreement, or other item in a party’s Disclosure Schedule referenced by a particular Section in this Agreement shall, should the existence of such information, agreement, or other item or its contents be relevant to any other Section, be deemed to be disclosed with respect to that Section if such information is explicitly discussed in that Section of the Disclosure Schedule or if such other Section shall be cross-referenced in another Section of the Disclosure Schedule.

“Proxy/Prospectus” has the meaning set forth in Section 6.03(a).

“Proxy Statement” has the meaning set forth in Section 6.03(a).

“Registration Statement” has the meaning set forth in Section 6.03(a).

“Regulatory Authority” shall mean any federal or state governmental agency or authority charged with the supervision or regulation of financial institutions and their subsidiaries (including their holding companies) or issuers of securities (including, without limitation, the North Carolina State Banking Commission, the Tennessee Department of Financial Institutions, the FRB, the FDIC and the SEC).

Appendix A-5

“Rights” means, with respect to any Person, securities or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, or any options, calls or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock of such Person.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Stock Exchange Ratio” has the meaning set forth in Section 3.01.

“Subsidiary”, “Subsidiaries” and “Significant Subsidiary” have the meanings ascribed to them in Rule 1-02 of Regulation S-X of the SEC.

“Subsidiary Merger” has the meaning set forth in Section 2.02.

“Surviving Corporation” has the meaning set forth in Section 2.01.

“Takeover Laws” has the meaning set forth in Section 5.03(o).

“Takeover Provisions” has the meaning set forth in Section 5.03(o).

“Tax” or “Taxes” means any and all federal, state, local or foreign taxes, charges, fees, levies, duties, tariffs, imposts, other assessments and other similar fees or similar charges, however denominated (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto), the liability for which is imposed by any government or taxing authority, by contractual agreement, as a result of being a member of any affiliated, consolidated, combined, unitary or similar group, as a successor to or transferee of another person, or otherwise including, without limitation: taxes on or with respect to income, franchises, windfall or other profits, gross receipts, license, property, sales, use, service, service use, capital stock, payroll, employment, social security, disability, severance, workers’ compensation, employer health, unemployment compensation, or net worth; taxes or other charges in the nature of excise, withholding, estimated, severance, occupation, customs, duties, fees, ad valorem, property, environmental, stamp, transfer, value added, or gains taxes; license, registration, recording and documentation fees whether arising before, on or after the Effective Time.

“Tax Return” or “Tax Returns” means returns, declarations, reports, statements, elections, estimates, claims for refund, information returns or other documents (including any related or supporting schedules, exhibits, statements or information, any amendment to the foregoing, and any sales and use and resale certificates) filed or required to be filed in connection with the determination, assessment, payment, deposit, collection or reporting of any Taxes of any party or the administration of any laws, regulations or administrative requirements relating to any Taxes.

“TBCA” means the Tennessee Business Corporation Act, as amended.

“Transferred Employee” has the meaning set forth in Section 6.13(b).

Appendix A-6

ARTICLE II

THE MERGER

2.01 The Parent Merger.  At the Effective Time, (i) FC shall be merged with and into BB&T, and (ii) the separate corporate existence of FC shall cease and BB&T shall survive and continue to exist as a North Carolina corporation (BB&T, as the surviving corporation in the Parent Merger, sometimes being referred to herein as the “Surviving Corporation”). The BB&T Articles, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of the Surviving Corporation, and the BB&T Bylaws, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation. BB&T may at any time prior to the Effective Time change the method of effecting the Merger (including, without limitation, the provisions of this Article II) if and to the extent it deems such change to be necessary, appropriate or desirable; provided, however, that no such change shall (i) alter or change the amount or kind of consideration to be issued to holders of FC Stock as provided for in Article III of this Agreement (subject to adjustment as provided in Sections 3.05), (ii) adversely affect the tax treatment of FC’s shareholders as a result of receiving the Merger Consideration, or (iii) materially impede or delay consummation of the transactions contemplated by this Agreement.

2.02 The Subsidiary Merger.  At the time specified by BB&T Bank in its Articles of Merger filed with the North Carolina Secretary of State (which shall not be earlier than the Effective Time), each of the Banks shall merge with and into BB&T Bank (the “Subsidiary Merger”) pursuant to an agreement to merge (the “Agreement to Merge”) to be executed by each of the Banks and BB&T Bank and filed with the North Carolina Secretary of State and the Tennessee Secretary of State, as required. Upon consummation of the Subsidiary Merger, the separate corporate existence of each of the Banks shall cease and BB&T Bank shall survive and continue to exist as a North Carolina state banking corporation. (The Parent Merger and the Subsidiary Merger shall sometimes collectively be referred to herein as the “Merger”.)

2.03 Effectiveness of the Parent Merger.  Subject to the satisfaction or waiver of the conditions set forth in Article VII, the Parent Merger shall become effective upon the occurrence of the filing of articles of merger with the North Carolina Secretary of State in accordance with Section 55-11-05 of the NCBCA and the filing of articles of merger with the Tennessee Secretary of State in accordance with Sections 48-21-107 and 48-21-108 of the TBCA, or such later date and time as may be set forth in such filings (the time the Merger becomes effective on the Effective Date being referred to as the “Effective Time”).

2.04 Effective Date and Effective Time.  Subject to the satisfaction or waiver of the conditions set forth in Article VII, the closing of the Merger (the “Closing”) will take place in the offices of the BB&T Legal Department at 200 West Second Street, Third Floor, Winston-Salem, North Carolina, at 11:00 a.m. on (i) the date designated by BB&T that is within thirty (30) days following the satisfaction or waiver of the conditions set forth in Article VII, other than those conditions that by their nature are to be satisfied at the Closing (the “Effective Date”); provided, however, that no such election shall cause the Effective Date to fall after the date specified in Section 8.01(c) hereof or after the date or dates on which any Regulatory Authority approval or any extension thereof expires, or (ii) such other date to which the parties may agree in writing.

ARTICLE III

CONSIDERATION; EXCHANGE PROCEDURES

3.01 Merger Consideration.  Subject to the provisions of this Agreement, at the Effective Time, automatically by virtue of the Parent Merger and without any action on the part of any Person, each share of FC Common Stock (excluding Company-Owned Stock and shares of FC Common Stock held by BB&T) issued and outstanding immediately prior to the Effective Time shall be converted at the election of the holder thereof (in accordance with the election and allocation procedures set forth in Section 3.01(a), (d) and (g)) into either (i) shares of BB&T Common Stock based upon a fixed exchange ratio of 1.30 shares of BB&T Common Stock

Appendix A-7

for each share of FC Common Stock (subject to adjustment as set forth in Sections 3.05, the “Stock Exchange Ratio”); (ii) cash for each share of FC Common Stock at a rate to be determined by multiplying (A) the Stock Exchange Ratio by (B) the average of the last sale price of BB&T Common Stock (as reported on NYSEnet.com or, if not reported thereon, in another authoritative source) for the five (5) trading days immediately preceding the Effective Date (subject to adjustment as set forth in Section 3.05, the “Cash Exchange Ratio”); or (iii) a combination of such shares of BB&T Common Stock and cash, as more fully set forth in Section 3.01(a)(iii) (collectively, the “Merger Consideration”).

(a)	Election as to Outstanding FC Common Stock. The FC shareholders will have the following options in connection with the exchange of their FC Common Stock in connection with the Merger:

(i)	AT THE OPTION OF THE HOLDER, all of such holder’s FC Common Stock deposited with the Exchange Agent shall be converted into and become BB&T Common Stock at the Stock Exchange Ratio (such election, the “All Stock Election”), provided that fractional shares will not be issued and cash (payable by check) will be paid in lieu thereof as provided in Section 3.03; or

(ii)	AT THE OPTION OF THE HOLDER, all of such holder’s FC Common Stock deposited with the Exchange Agent shall be converted into and become cash (payable by check) at the Cash Exchange Ratio (such election, the “All Cash Election”), provided that, after giving effect to Section 3.01(a)(i), (ii) and (iii) and Section 3.07, in no event shall, in the aggregate, more than twenty-five percent (25%) of such FC Common Stock issued and outstanding on the Effective Date be converted into and become cash; or

(iii)	AT THE OPTION OF THE HOLDER, such holder’s aggregate number of shares of FC Common Stock deposited with the Exchange Agent shall be converted into and become any combination of BB&T Common Stock and cash (payable by check) as designated by the shareholder on the Election Form, at the Stock Exchange Ratio and Cash Exchange Ratio, as applicable (such election, the “Mixed Election”), provided that: (A) after giving effect to Section 3.01(a)(i), (ii) and (iii) and Section 3.07, in no event shall, in the aggregate, more than twenty-five percent (25%) of such FC Common Stock issued and outstanding on the Effective Date be converted into and become cash; and (B) fractional shares will not be issued and cash (payable by check) will be paid in lieu thereof as provided in Section 3.03; or

(iv)	IF NO ELECTION (AS DEFINED IN SECTION 3.01(d)) IS MADE BY THE HOLDER BY THE ELECTION DEADLINE (AS DEFINED IN SECTION 3.01(d)), all of such holder’s shares of FC Common Stock shall be converted into the right to receive BB&T Common Stock at the Stock Exchange Ratio as set forth in Section 3.01(a)(i); provided, however, that fractional shares shall not be issued and cash will be paid in lieu thereof as provided in Section 3.03. Such shares of FC Common Stock shall be allocated by BB&T pro rata among non-electing holders based upon the number of shares of FC Common Stock for which an election has not been received by the Election Deadline in order to ensure that, in the aggregate, no more than twenty-five percent (25%) of such FC Common Stock shall be converted into cash. Notice of such allocation shall be provided promptly to each shareholder whose shares of FC Common Stock are allocated pursuant to this Section 3.01(a)(iv).

(b)	Company-Owned Stock and Shares Held by BB&T. Each share of FC Common Stock held as Company-Owned Stock or held by BB&T immediately prior to the Effective Time shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

(c)	Outstanding BB&T Common Stock. Each share of BB&T Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and unaffected by the Merger.

(d)	Procedures for Election. An election form and other appropriate transmittal materials in such form as FC and BB&T shall mutually agree (the “Election Form”) shall be mailed to shareholders

Appendix A-8

of FC prior to the Election Period (defined below). The “Election Period” shall be such period of time as FC and BB&T will mutually agree within which FC shareholders may validly elect the form of Merger Consideration set forth in Section 3.01(a) (the “Election”) that they request to receive, occurring between (i) the date of the mailing by FC of the Proxy Statement for the special meeting of shareholders of FC at which this Agreement is presented for approval and (ii) the Effective Date. The “Election Deadline” shall be the time, specified by BB&T after consultation with FC, on the last day of the Election Period, after which an Election may not be made.

(e)	Perfection of the Election. An Election shall be considered to have been validly made by a FC shareholder only if the Exchange Agent (as defined in Section 3.04) shall have received an Election Form properly completed and executed by such shareholder prior to the Election Deadline.

(f)	Revocation of Election. Any FC shareholder may at any time prior to the Election Deadline revoke such shareholder’s election and submit a new Election Form in accordance with the procedures in Section 3.01(e) by providing written notice that is received by the Exchange Agent by 5:00 p.m., local time for the Exchange Agent, on the business day prior to the Election Deadline. Elections may be similarly revoked if the Effective Date does not occur by August 1, 2006.

(g)	Reduction of Shares Deposited for Cash. If more than twenty-five percent (25%) of the total number of shares of FC Common Stock issued and outstanding have, at the Election Deadline, been deposited for cash pursuant to the All Cash Election, the Mixed Election and Section 3.07, and not withdrawn pursuant to Section 3.01(f), BB&T will promptly eliminate, or cause to be eliminated by the Exchange Agent, from the shares deposited pursuant to the All Cash Election (subject to the limitations described in Section 3.01(g)(iv)), a sufficient number of such shares so that the total number of shares remaining on deposit for cash pursuant to the All Cash Election, the Mixed Election and Section 3.07 does not exceed twenty-five percent (25%) of the shares of FC Common Stock issued and outstanding on the Effective Date. After giving effect to Section 3.01(a)(iv), such elimination will be effected as follows:

(i)	Subject to the limitations described in Section 3.01(g)(iv), BB&T will eliminate or cause to be eliminated from the shares of FC Common Stock deposited pursuant to the All Cash Election, and will add or cause to be added to the shares of FC Common Stock deposited for BB&T Common Stock pursuant to the All Stock Election, on a pro rata basis in relation to the total number of shares of FC Common Stock deposited pursuant to the All Cash Election minus the number of shares so deposited by the holders described in Section 3.01(g)(iv)(A) and the number of shares so deposited by the trustees or administrators of the FC KSOP, such number of whole shares of FC Common Stock on deposit for cash pursuant to the All Cash Election as may be necessary so that the total number of shares remaining on deposit for cash pursuant to the All Cash Election or the Mixed Election is equal, as nearly as practicable, to twenty-five percent (25%) of the shares of FC Common Stock issued and outstanding on the Effective Date;

(ii)	All shares of FC Common Stock that are eliminated pursuant to Section 3.01(g)(i) from the shares of FC Common Stock deposited for cash shall be automatically converted into BB&T Common Stock in accordance with Section 3.01(a)(i);

(iii)	Notice of such reallocation shall be provided promptly to each shareholder whose shares of FC Common Stock are reduced from the shares on deposit for cash pursuant to Section 3.01(g)(i); and

(iv)	Notwithstanding the foregoing:

(A)	the holders of one hundred (100) or fewer shares of FC Common Stock of record on the date of this Agreement who have elected the All Cash Election shall not be required to have any of their shares of FC Common Stock converted into BB&T Common Stock;

Appendix A-9

(B)	the trustees and administrators of the FC KSOP shall not be required to have any of the shares of FC Common Stock held in such plan converted into BB&T Common Stock if the appropriate administrator has elected the All Cash Election.

3.02 Rights as Shareholders; Stock Transfers.  At the Effective Time, holders of FC Common Stock shall cease to be, and shall have no rights as, shareholders of FC, other than to receive any dividend or other distribution with respect to such FC Common Stock with a record date occurring prior to the Effective Time and the consideration provided under this Article III. After the Effective Time, there shall be no transfers on the stock transfer books of FC or the Surviving Corporation of any shares of FC Stock.

3.03 Fractional Shares.  Notwithstanding any other provision hereof, no fractional shares of BB&T Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger; instead, BB&T shall pay to each holder of FC Common Stock who would otherwise be entitled to a fractional share of BB&T Common Stock (after taking into account all Old Certificates (as defined below) delivered by such holder) an amount in cash (without interest) determined by multiplying such fractional share of BB&T Common Stock to which the holder would be entitled by the average of the last sale price of BB&T Common Stock (as reported on NYSEnet.com or, if not reported thereon, in another authoritative source) for the five (5) trading days immediately preceding the Effective Date.

3.04 Exchange Procedures.  (a) At or after the Effective Time, BB&T shall cause BB&T Bank (in such capacity, the “Exchange Agent”), for the benefit of the holders of certificates formerly representing shares of FC Common Stock (“Old Certificates”), to exchange for outstanding shares of FC Common Stock in accordance with this Article III, certificates representing shares of BB&T Common Stock (“New Certificates”) and an amount of cash necessary to make payments of cash to be paid as part of the Merger Consideration (together with any dividends or distributions with a record date occurring on or after the Effective Date with respect thereto without any interest on any such cash, dividends or distributions).

(b) As promptly as practicable after the Effective Date, upon the shareholder’s delivery to the Exchange Agent of Old Certificates owned by such shareholder representing shares of FC Common Stock (or an indemnity affidavit reasonably satisfactory to BB&T and the Exchange Agent, if any, if such certificates are lost, stolen or destroyed), BB&T shall cause New Certificates into which such shares of FC Common Stock are converted on the Effective Date to be delivered to such shareholder and/or any check in respect of cash to be paid as part of the Merger Consideration (and in respect of any fractional share interests, dividends or distributions that such shareholder shall be entitled to receive). No interest will be paid on any such cash to be paid in lieu of fractional share interests or in respect of dividends or distributions that any such shareholder shall be entitled to receive pursuant to this Article III.

(c) Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to any former holder of FC Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(d) No dividends or other distributions with respect to BB&T Common Stock with a record date occurring on or after the Effective Date shall be paid to the record holder of any unsurrendered Old Certificate representing shares of FC Common Stock converted in the Merger into the right to receive shares of such BB&T Common Stock until the holder thereof receives New Certificates in exchange therefor in accordance with the procedures set forth in this Section 3.04. After becoming so entitled in accordance with this Section 3.04, the record holder thereof also shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of BB&T Common Stock, and which such holder had the right to receive upon surrender of the Old Certificates.

3.05 Anti-Dilution Provisions.  In the event BB&T changes the number of shares of BB&T Common Stock issued and outstanding between the date hereof and the Effective Date as a result of a stock split, stock dividend,

Appendix A-10

recapitalization, reclassification, split up, combination, exchange of shares, readjustment or similar transaction and the record date therefor shall be prior to the Effective Date, the Stock Exchange Ratio and the Cash Exchange Ratio shall be proportionately adjusted.

3.06 Options.  (a) On the Effective Date, whether or not then exercisable, each outstanding option to purchase shares of FC Common Stock under the FC Stock Plans (each, a “FC Stock Option”) shall be converted into and become rights with respect to BB&T Common Stock, and BB&T shall assume each FC Stock Option in accordance with the terms of the FC Stock Plans, except that from and after the Effective Time (i) BB&T and its Compensation Committee shall be substituted for FC and the relevant committee of FC’s Board of Directors for purposes of administering the FC Stock Plans, (ii) each FC Stock Option assumed by BB&T may be exercised solely for shares of BB&T Common Stock, (iii) the number of shares of BB&T Common Stock subject to each such FC Stock Option shall be the number of whole shares of BB&T Common Stock (omitting any fractional share) determined by multiplying the number of shares of FC Common Stock subject to such FC Stock Option immediately prior to the Effective Time by the Stock Exchange Ratio, and (iv) the per share exercise price under each such FC Stock Option shall be adjusted by dividing the per share exercise price under each such FC Stock Option by the Stock Exchange Ratio and rounding up to the nearest cent. Notwithstanding the foregoing, BB&T may, at its election, substitute as of the Effective Time options under the BB&T Corporation 2004 Stock Incentive Plan or any other duly adopted comparable plan (in either case, the “BB&T Option Plan”) for all or a part of the FC Stock Options, subject to the following conditions: (A) the requirements of (iii) and (iv) above shall be met; (B) such substitution shall not constitute a modification, extension or renewal of any of the FC Stock Options; and (C) the substituted options shall continue in effect on the same terms and conditions as provided in the FC Stock Option Agreements and the FC Stock Plans governing each FC Stock Option. Each grant of a converted or substitute option to any individual who subsequent to the Merger will be a officer of BB&T as construed under Commission Rule 16b-3 shall, as a condition to such conversion or substitution, be approved in accordance with the provisions of Rule 16b-3. Each FC Stock Option that is an incentive stock option shall be adjusted as required by Section 424 of the Code, and the Regulations promulgated thereunder, so as to continue as an incentive stock option under Section 424(a) of the Code, and so as not to constitute a modification, extension or renewal of the option within the meaning of Section 424(h) of the Code. BB&T and FC agree to take all necessary steps to effectuate the foregoing provisions of this Section 3.06. BB&T has reserved and shall continue to reserve adequate shares of BB&T Common Stock for delivery upon exercise of any converted or substitute options. As soon as practicable after the Effective Time, if it has not already done so, BB&T shall file a registration statement on Form S-3 or Form S-8 (or any successor or other appropriate form), as the case may be, with respect to the shares of BB&T Common Stock subject to converted or substitute options and shall use its reasonable efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such converted or substitute options remain outstanding. With respect to those individuals, if any, who subsequent to the Merger may be subject to the reporting requirements under Section 16(a) of the Exchange Act, BB&T shall administer the FC Stock Plans assumed pursuant to this Section 3.06 (or the BB&T Option Plan, if applicable) in a manner that complies with Rule 16b-3 promulgated under the Exchange Act to the extent necessary to preserve for such individuals the benefits of Rule 16b-3 to the extent such benefits were available to them prior to the Effective Time. FC hereby represents that the FC Stock Plans in their current forms comply with Rule 16b-3 to the extent, if any, required as of the date hereof.

(b) As soon as practicable following the Effective Time, BB&T shall deliver to the participants receiving converted options under the BB&T Option Plan an appropriate notice setting forth such participant’s rights pursuant thereto.

(c) Eligibility to receive stock option grants following the Effective Time with respect to BB&T Common Stock shall be determined by BB&T in accordance with its plans and procedures as in effect from time to time, and subject to any contractual obligations.

Appendix A-11

3.07 Dissenting Shareholders.  (a) To the extent a holder of shares of FC Common Stock exercises such holder’s dissenters’ rights pursuant to Chapter 23 of the TBCA (“Dissenting Shares”), each such Dissenting Share shall not be converted into or represent a right to receive the Merger Consideration hereunder, and the holder thereof shall be entitled only to such rights as are granted by Chapter 23 of the TBCA. FC shall give BB&T prompt notice upon receipt by FC of any demand for payment pursuant to Chapter 23 of the TBCA and of withdrawals of such notice and any other instruments provided pursuant to applicable law (any shareholder duly making such demand being hereinafter called a “Dissenting Shareholder”), and BB&T shall have the right to participate in all negotiations and proceedings with respect to any such demands. Any payments made in respect of Dissenting Shares shall be made by BB&T.

(b) If any Dissenting Shareholder shall effectively withdraw or lose (through failure to perfect or otherwise) his or her right to dissent under Chapter 23 of the TBCA at or prior to the Effective Time, each of such holder’s shares of FC Common Stock shall be converted into a right to receive the Merger Consideration in accordance with the applicable provisions of this Agreement.

ARTICLE IV

ACTIONS PENDING ACQUISITION

4.01 Forbearances of FC.  From the date hereof until the Effective Time, except as expressly contemplated by this Agreement and/or disclosed on the Disclosure Schedule, without the prior written consent of BB&T, which consent shall not be unreasonably withheld, FC will not, and will cause each of its Subsidiaries not to:

(a)	Ordinary Course. (i) Conduct the business of FC and its Subsidiaries other than in the ordinary and usual course or fail to use reasonable efforts to preserve intact their business organizations and assets and maintain their rights, franchises and existing relations with customers, suppliers, employees and business associates, or voluntarily take any action which, at the time taken, has or is reasonably likely to have an adverse affect upon FC’s ability to perform any of its material obligations under this Agreement, or (ii) enter into any new material line of business or change its lending, investment, underwriting, risk, asset liability management or other banking and operating policies, except as required by applicable law, regulation or policies imposed by any Governmental Authority.

(b)	Capital Stock. Other than pursuant to Rights as Previously Disclosed and outstanding on the date hereof, (i) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of FC Stock or any Rights, (ii) enter into any agreement with respect to the foregoing, or (iii) permit any additional shares of FC Stock to become subject to new grants of employee or director stock options, other Rights or similar stock-based employee rights.

(c)	Dividends, Etc. (i) Make, declare, pay or set aside for payment any dividend, other than (A) quarterly cash dividends on FC Stock in an amount not to exceed the per share amount declared and paid in its most recent regular quarterly cash dividend, or as may otherwise be necessary to satisfy the quarterly tax liabilities of the shareholders of FC through the Effective Time (given FC’s election to be treated as an S Corporation under Subchapter S of the Code) as may be estimated by FC in its reasonable discretion and consistent with past practice (with a proportional amount paid to the FC KSOP), with record and payment dates as indicated in Section 6.15 hereof and as Previously Disclosed, and (B) dividends from wholly-owned Subsidiaries to FC, or (ii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock.

(d)

Compensation; Employment Agreements; Etc.  Enter into or amend or renew any employment, consulting, severance or similar agreements or arrangements with any director, officer or employee of FC or its Subsidiaries (other than the Employment Agreements described in Section 6.13), or grant any salary or wage increase or increase any employee benefit (including incentive or bonus payments), except (i) for normal individual increases in compensation to employees in the ordinary course of

Appendix A-12

business consistent with past practice, (ii) for other changes that are required by applicable law, and (iii) to satisfy Previously Disclosed contractual obligations existing as of the date hereof.

(e)	Benefit Plans. Enter into, establish, adopt or amend (except (i) as may be required by applicable law, (ii) to satisfy Previously Disclosed contractual obligations existing as of the date hereof or (iii) the regular annual renewal of insurance contracts) any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any director, officer or employee of FC or its Subsidiaries, or take any action to accelerate the vesting or exercisability of stock options, restricted stock or other compensation or benefits payable thereunder. Notwithstanding anything herein to the contrary, nothing herein shall preclude FC from making any contributions to the FC KSOP, whether or not such contributions are made in the ordinary and usual course, so long as such contributions are “legally required” to be made prior to the Effective Time. As used herein, “legally required” means required pursuant to the terms of the FC KSOP or as may be required under applicable law, rule or regulation governing such plan.

(f)	Dispositions. Sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties except in the ordinary course of business.

(g)	Acquisitions. Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice) all or any portion of, the assets, business, deposits or properties of any other entity.

(h)	Governing Documents. Amend the FC Articles of Incorporation, FC Bylaws (or similar governing documents) or the Articles of Incorporation or Bylaws (or similar governing documents) of any of FC’s Subsidiaries.

(i)	Accounting Methods. Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP, regulatory accounting principles or by BB&T.

(j)	Contracts. Except in the ordinary course of business consistent with past practice, enter into or terminate any Material Contract (as defined in Section 5.03(k)) or amend or modify in any material respect any of its existing Material Contracts.

(k)	Claims. Except in the ordinary course of business consistent with past practice, settle any claim, action or proceeding, except for any claim, action or proceeding that does not create precedent for any other material claim, action or proceeding and that involves solely money damages in an amount, individually or in the aggregate for all such settlements, that is not material to FC and its Subsidiaries.

(l)	Adverse Actions. (i) Take any action while knowing that such action would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code; or (ii) knowingly take any action that is intended or is reasonably likely to result in (A) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (B) any of the conditions to the Merger set forth in Article VII not being satisfied, or (C) a material violation of any provision of this Agreement except, in each case, as may be required by applicable law or regulation.

(m)	Risk Management. Except pursuant to applicable law or regulation or by the FDIC or other Regulatory Authority, (i) implement or adopt any material change in its interest rate risk management and other risk management policies, procedures or practices; (ii) fail to follow its existing policies or practices with respect to managing its exposure to interest rate and other risk; or (iii) fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk and other risk.

Appendix A-13

(n)	Indebtedness. Incur any indebtedness for borrowed money other than in the ordinary course of business consistent with past practice.

(o)	Capital Expenditures. Make any capital expenditure or commitments with respect thereto in an amount in excess of $50,000 for any item or project, or $250,000 in the aggregate for any related items or projects, except as have been previously committed to prior to the date hereof.

(p)	New Offices, Office Closures, Etc. Close or relocate any offices at which business is conducted or open any new offices or ATMs, except as Previously Disclosed.

(q)	Taxes. (1) Fail to prepare and file or cause to be prepared and filed in a manner consistent with past practice all Tax Returns (whether separate or consolidated, combined, group or unitary Tax Returns that include FC or any of its Subsidiaries) that are required to be filed (with extensions) on or before the Effective Date; provided, however, that BB&T shall have a reasonable opportunity, beginning at least fifteen (15) days prior to the due date thereof, to review and comment on the form and substance of any Tax Returns relating to the U.S. Federal income tax, or Tennessee State franchise tax, (2) make, change or revoke any material election in respect of Taxes, enter into any material closing agreement, settle any material claim or assessment in respect of Taxes or offer or agree to do any of the foregoing or surrender its rights to do any of the foregoing or to claim any refund in respect of Taxes, (3) file an amended Tax Return, or (4) fail to maintain the books, accounts and records of FC or any of its Subsidiaries in accordance with past custom and practice, including without limitation, making the proper accruals for Taxes, bonuses, vacation and other liabilities and expenses.

(r)	Commitments. Agree or commit to do any of the foregoing.

4.02 Forbearances of BB&T.  From the date hereof until the Effective Time, except as expressly contemplated by this Agreement, without the prior written consent of FC, BB&T will not, and will cause each of its Subsidiaries not to:

(a)	Adverse Actions. (i) Agree, commit or take any action while knowing that such action would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code; or (ii) knowingly take any action that is intended or is reasonably likely to result in (A) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (B) any of the conditions to the Merger set forth in Article VII not being satisfied, or (C) a material violation of any provision of this Agreement except, in each case, as may be required by applicable law or regulation.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

5.01 Disclosure Schedules.  On or prior to the date hereof, BB&T has delivered to FC a schedule and FC has delivered to BB&T a schedule (each respectively, its “Disclosure Schedule”) setting forth, among other things, items, the disclosure of which are necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Section 5.03 or 5.04 or to one or more of its respective covenants contained in Article IV and Article VI; provided, however, the mere inclusion of an item in a Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by a party that such item represents a material exception, fact, event or circumstance, or that such item is reasonably likely to have, or result in, a Material Adverse Effect on the party making the representation.

5.02 Standard.  No representation or warranty of FC or BB&T contained in Section 5.03 or 5.04 (other than representations and warranties contained in Section 5.03(b), which shall be true in all respects except for de

Appendix A-14

minimis variations) shall be deemed untrue or incorrect, and no party hereto shall be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, event or circumstance unless such fact, circumstance or event, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in Section 5.03 or 5.04 has had, or is reasonably likely to have, a Material Adverse Effect with respect to FC or BB&T, as the case may be.

5.03 Representations and Warranties of FC.  Subject to Sections 5.01 and 5.02 and except as Previously Disclosed in a paragraph of its Disclosure Schedule corresponding to the relevant paragraph below, FC hereby represents and warrants to BB&T:

(a)	Organization, Standing and Authority. FC is a corporation duly organized, validly existing and in good standing under the laws of the State of Tennessee and any foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified. FC is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. Each of the Banks is a Tennessee state bank chartered under the Tennessee Banking Act, is a non-member bank of the Federal Reserve and is duly organized, validly existing and in good standing under the laws of the State of Tennessee. FC is duly qualified to do business and is in good standing in the State of Tennessee and any foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified.

(b)	Capital Structure of FC. The authorized capital stock of FC consists of 7,000,000 shares of FC Common Stock, par value $1.00 per share, of which 2,594,487 shares were outstanding as of December 31, 2005. The outstanding shares of FC Common Stock have been duly authorized, are validly issued and outstanding, fully paid and nonassessable, and are not subject to any preemptive rights (and were not issued in violation of any preemptive rights). As of December 31, 2005, (i) there were no shares of FC Common Stock authorized and reserved for issuance, (ii) FC did not have any Rights issued or outstanding with respect to FC Common Stock, and (iii) FC did not have any commitment to authorize, issue or sell any FC Common Stock or Rights, except pursuant to this Agreement or as Previously Disclosed. 35,000 shares of FC Common Stock were issuable and reserved for issuance upon exercise of FC Stock Options as of December 31, 2005.

(c)	Subsidiaries.

(i) (A) FC has Previously Disclosed a list of all of its Subsidiaries, together with the jurisdiction of organization of each such Subsidiary, (B) FC owns, directly or indirectly, all the issued and outstanding equity securities of each of its Subsidiaries, (C) no equity securities of any of FC’s Subsidiaries are or may become required to be issued (other than to it or its wholly-owned Subsidiaries) by reason of any Right or otherwise, (D) there are no contracts, commitments, understandings or arrangements by which any of such Subsidiaries is or may be bound to sell or otherwise transfer any equity securities of any such Subsidiaries (other than to it or its wholly-owned Subsidiaries), (E) there are no contracts, commitments, understandings, or arrangements relating to its rights to vote or to dispose of such securities and (F) all the equity securities of each Subsidiary held by FC or its Subsidiaries are fully paid and nonassessable and are owned by FC or its Subsidiaries free and clear of any Liens.

(ii) FC does not own beneficially, directly or indirectly, any equity securities or similar interests of any Person, or any interest in a partnership or joint venture of any kind, other than its Subsidiaries.

(iii) Each of FC’s Subsidiaries has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization, and is duly qualified to do business and is in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified.

(iv) Each Subsidiary of FC that is a bank (as defined in the BHC Act) is an “insured bank” as defined in the Federal Deposit Insurance Act and applicable regulations thereunder.

Appendix A-15

(d)	Corporate Power; Authorized and Effective Agreement. Each of FC and its Subsidiaries has full corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets. FC has the corporate power and authority to execute, deliver and perform its obligations under this Agreement, including the execution and filing of the articles of merger with the Tennessee Secretary of State. Each of the Banks has the corporate power and prior to the effective time of the Subsidiary Merger will have the corporate authority to consummate the Subsidiary Merger and the Agreement to Merge in accordance with the terms of this Agreement.

(e)	Corporate Authority. Subject to receipt of the requisite adoption of this Agreement by the holders of a majority of the outstanding shares of FC Common Stock entitled to vote thereon (which is the only shareholder vote required thereon), this Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of FC and the FC Board prior to the date hereof. This Agreement is a valid and legally binding obligation of FC, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

(f)	Regulatory Filings; No Defaults.

(i) No consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by FC or any of its Subsidiaries in connection with the execution, delivery or performance by FC of this Agreement or to consummate the Merger except for (A) filings of applications, notices and the Agreement to Merge with, or seeking approvals and waivers from, as applicable, federal and state banking authorities, (B) filings with state and federal securities authorities, (C) the filings of the articles of merger with the North Carolina Secretary of State pursuant to the NCBCA and the articles of merger with the Tennessee Secretary of State pursuant to the TBCA, (D) the approval of the Parent Merger by the holders of majority of the outstanding shares of FC Common Stock entitled to vote thereon, and (E) the third party consents set forth on the Disclosure Schedule under Section 5.03(f). As of the date hereof, FC is not aware of any reason why the approvals set forth in Section 7.01(b) will not be received without the imposition of a condition, restriction or requirement of the type described in Section 7.01(b).

(ii) Subject to receipt of the regulatory and shareholder approvals and third party consents referred to above and the expiration of certain regulatory waiting periods, and required filings under federal and state securities laws, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of FC or of any of its Subsidiaries or to which FC or any of its Subsidiaries or properties is subject or bound, (B) constitute a breach or violation of, or a default under, the FC Articles or the FC Bylaws, or (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture or instrument.

(g)	Financial Statements.

(i) FC has previously delivered to BB&T true and complete copies of (A) its balance sheets as of December 31, 2002, 2003 and 2004 and the related statements of operations, stockholders’ equity and cash flows for the fiscal years then ended, including the footnotes thereto, if any, additional or supplemental information supplied therewith and the report prepared in connection therewith by the independent certified public accountants auditing such financial statements; and (B) its interim monthly financial reports and financial statements for the period beginning after December 31, 2004 and ended on December 31, 2005 (as to each, the “Last Report Date”). The documents described in clauses (A) and (B) above (collectively, the “FC Financial Statements”):

1)	are true, complete and correct;

Appendix A-16

2)	are in accordance with the books and records of FC;

3)	present fairly and accurately the assets, liabilities, revenues, expenses and financial condition of FC as of the dates thereof, and the results of operations for the periods then ended;

4)	were prepared on a consistent basis throughout the periods involved; and

5)	have been prepared in accordance with GAAP.

(ii) Neither FC nor any of its Subsidiaries has any material liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of FC for the fiscal quarter ended September 30, 2005 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2004 or in connection with this Agreement and the transactions contemplated hereby.

(iii) The records, systems, controls, data and information of FC and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of FC or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on the system of internal accounting controls described below in this Section 5.03(g)(iii). FC (A) has implemented and maintains disclosure controls and procedures to ensure that material information relating to FC, including its consolidated Subsidiaries, is made known to the chief executive officer and the chief financial officer of FC by others within those entities, and (B) has disclosed, based on its most recent evaluation prior to the date hereof, to FC’s outside auditors and the audit committee of FC’s Board of Directors (y) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect FC’s ability to record, process, summarize and report financial information and (z) any fraud, whether or not material, that involves management or other employees who have a significant role in FC’s internal controls over financial reporting. These disclosures were made in writing by management to FC’s auditors and audit committee and a copy has previously been made available to BB&T.

(iv) Since December 31, 2004, (A) through the date hereof, neither FC nor any of its Subsidiaries nor, to FC’s knowledge, any director, officer, employee, auditor, accountant or representative of FC or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of FC or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that FC or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (B) no attorney representing FC or any of its Subsidiaries, whether or not employed by FC or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by FC or any of it Subsidiaries or any of their respective officers, directors, employees or agents to the Board of Directors of FC or any committee thereof or to any director or officer of FC.

(h)	Litigation. Except as Previously Disclosed, there is no suit, action, investigation, audit or proceeding (whether judicial, arbitral, administrative or other) pending or, to FC’s knowledge, threatened against or affecting FC or any of its Subsidiaries, nor is there any judgment, decree, injunction, rule or order of any Governmental Authority or arbitration outstanding against FC or any of its Subsidiaries.

(i)	Regulatory Matters.

(i) Neither FC nor any of its Subsidiaries or properties is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, any Regulatory Authority charged with the supervision or regulation of financial institutions and their subsidiaries (including their holding companies) or issuers of securities.

Appendix A-17

(ii) Neither FC nor any of its Subsidiaries has been advised by any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission nor to its knowledge has any Regulatory Authority commenced an investigation in connection therewith.

(j)	Compliance with Laws. Except as Previously Disclosed, each of FC and its Subsidiaries:

(i) is in compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act (which includes a CRA Rating of “satisfactory” or better), the Home Mortgage Disclosure Act and all other applicable fair lending laws and other laws relating to discriminatory business practices;

(ii) has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to FC’s knowledge, no suspension or cancellation of any of them is threatened; and

(iii) has not received, since December 31, 2002, any notification or communication from any Governmental Authority (A) asserting that FC or any of its Subsidiaries is not in compliance with any of the statutes, regulations, or ordinances which such Governmental Authority enforces or (B) threatening to revoke any license, franchise, permit, or governmental authorization (nor, to FC’s knowledge, do any grounds for any of the foregoing exist).

(k) Material Contracts; Defaults.  (i) Except as set forth in FC’s Disclosure Schedule, neither FC nor any of its Subsidiaries or affiliates is a party to or is bound by any contract of the following types that involve FC or any of its Subsidiaries or affiliates, nor is any such contract presently being negotiated or discussed:

(A) Any contract involving commitments to others to make capital expenditures or purchases or sales in excess of $15,000 in any one case or $50,000 in the aggregate in any period of 12 consecutive months;

(B) Any contract relating to any direct or indirect indebtedness for borrowed money (including loan agreements, lease purchase arrangements, guarantees, agreements to purchase goods or services or to supply funds or other undertakings on which others rely in extending credit), or any conditional sales contracts, chattel mortgages, equipment lease agreements and other security arrangements with respect to personal property with an obligation in excess of $15,000 in any one case or $50,000 in the aggregate in any period of 12 consecutive months;

(C) Any employment, severance, consulting or management services contract or any confidentiality or proprietary rights contract with any employee of FC or any of its Subsidiaries or affiliates or any third party;

(D) Any contract containing covenants limiting the freedom of FC or any of its Subsidiaries or affiliates to compete in any line of business or with any individual, bank, corporation, partnership, limited liability company, joint venture, trust, unincorporated association or organization, government body, agency or instrumentality, or any other entity (each, a “Person”) or in any area or territory;

(E) Any partnership, joint venture, limited liability company arrangement or other similar agreement;

(F) Any profit sharing, stock option, stock purchase, stock appreciation, deferred compensation, issuance, or other plan or arrangement for the benefit of FC’s or any of its Subsidiaries’ or affiliates’ current or former directors, officers, and employees;

(G) Any license agreement, either as licensor or licensee, or any other contract of any type relating to any patent, trademark or trade name, except for licenses for software where the aggregate purchase price for the license is less than $2,500;

Appendix A-18

(H) Any contract with any director, officer or key employee of FC or any of its Subsidiaries or affiliates or any arrangement under which FC or any of its Subsidiaries or affiliates has advanced or loaned any amount to any of their directors, officers, and employees;

(I) Any contract of any kind whatsoever, whether exclusive or otherwise, with any sales agent, representative, franchisee or distributor involving money or property and having an obligation in excess of $15,000 in any one case or $50,000 in the aggregate in a period of 12 consecutive months;

(J) Other than this Agreement and the ancillary agreements being executed in connection with this Agreement, any contract providing for the acquisition or disposition of any portion of FC or any of its Subsidiaries or affiliates;

(K) Any contract of any kind whatsoever that requires the payment of royalties;

(L) Any contract under which the consequences of a breach, violation or default would reasonably be expected to have a Material Adverse Effect on FC or any of its Subsidiaries or affiliates as presently conducted;

(M) Any contract pursuant to which FC or any of its Subsidiaries or affiliates has any obligation to share revenues or profits derived from FC or any of its Subsidiaries or affiliates with any other entity;

(N) Any contract between (i) FC or any of its Subsidiaries or affiliates, on the one hand, and any officer, director, employee or consultant of FC or any of its Subsidiaries or affiliates, or any natural person related by blood or marriage to such natural person, on the other hand, and (ii) FC or any of its Subsidiaries or affiliates, on the one hand, and any employee of FC or any of its Subsidiaries or affiliates, on the other hand (collectively, “Affiliate Agreements”); and

(O) Any other legally binding contract not of the type covered by any of the other items of this Section 5.03(k) involving money or property and having an obligation in excess of $50,000 in the aggregate in any period of 12 consecutive months.

(ii) “Material Contracts” shall mean those contracts on FC’s Disclosure Schedule listed under Section 5.03(k) or contracts that should have been listed by FC on such Disclosure Schedule pursuant to this Section 5.03(k). All of the Material Contracts are in full force and effect and are legal, valid, binding and enforceable in accordance with their terms (i) as to FC or any of its Subsidiaries or affiliates, as the case may be, and (ii) to the knowledge of FC, as to the other parties to such Material Contracts. Except as disclosed in FC’s Disclosure Schedule, FC and/or its Subsidiaries or affiliates, as applicable, and to the knowledge of FC, each other party to the Material Contracts, has in all material respects performed and is performing all obligations, conditions and covenants required to be performed by it under the Material Contracts. Neither FC nor any of its Subsidiaries or affiliates, and to the knowledge of FC, no other party, is in violation, breach or default of any material obligation, condition or covenant under any of the Material Contracts, and neither FC nor any of its Subsidiaries or affiliates, and to the knowledge of FC, no other party, has received any notice that any of the Material Contracts will be terminated or will not be renewed. Neither FC nor any of its Subsidiaries or affiliates, has received from or given to any other Person any notice of default or other violation under any of the Material Contracts, nor, to the knowledge of FC, does any condition exist or has any event occurred which with notice or lapse of time or both would constitute a default thereunder.

(l)	No Brokers. No action has been taken by FC that would give rise to any valid claim against any party hereto for a brokerage commission, finder’s fee or other like payment with respect to the transactions contemplated by this Agreement, except for fees to be paid to Hovde Financial, LLC and to Southard Financial, LLC.

(m)	Employee Benefit Plans.

(i) Section 5.03(m)(i) of FC’s Disclosure Schedule contains a complete and accurate list of all existing bonus, incentive, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee stock

Appendix A-19

ownership, stock bonus, stock purchase, restricted stock, stock option, severance, welfare and fringe benefit plans, employment or severance agreements and all similar practices, policies and arrangements maintained or contributed to by FC or any of its Subsidiaries and in which any employee or former employee (the “Employees”), consultant or former consultant (the “Consultants”) or director or former director (the “Directors”) of FC or any of its Subsidiaries participates or to which any such Employees, Consultants or Directors are a party (the “Compensation and Benefit Plans”). Neither FC nor any of its Subsidiaries has any commitment to create any additional Compensation and Benefit Plan or to modify or change any existing Compensation and Benefit Plan, except as otherwise contemplated by Section 4.01(e) of this Agreement.

(ii) Each Compensation and Benefit Plan has been operated and administered in all material respects in accordance with its terms and with applicable law, including, but not limited to, ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act, or any regulations or rules promulgated thereunder, and all filings, disclosures and notices required by ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act and any other applicable law have been timely made. Each Compensation and Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Pension Plan”) and which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter (including a determination that the related trust under such Compensation and Benefit Plan is exempt from tax under Section 501(a) of the Code) from the Internal Revenue Service (“IRS”), and FC is not aware of any circumstances likely to result in revocation of any such favorable determination letter. There is no material pending or, to the knowledge of FC, threatened legal action, suit or claim relating to the Compensation and Benefit Plans other than routine claims for benefits thereunder. Neither FC nor any of its Subsidiaries has engaged in a transaction, or omitted to take any action, with respect to any Compensation and Benefit Plan that would reasonably be expected to subject FC or any of its Subsidiaries to a tax or penalty imposed by either Section 4975 of the Code or Section 502 of ERISA, assuming for purposes of Section 4975 of the Code that the taxable period of any such transaction expired as of the date hereof. The FC KSOP is qualified under Sections 401(a), 401(k), 4975(e)(7) and 501(a) of the Code, and has received a favorable determination letter from the IRS that it is qualified under such Code sections.

(iii) None of the Compensation and Benefit Plans is subject to Title IV of ERISA. No liability under Title IV of ERISA has been or is expected to be incurred by FC or any of its Subsidiaries with respect to any ongoing, frozen or terminated “single-employer plan,” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or any single-employer plan of any entity (an “ERISA Affiliate”) which is considered one employer with FC under Section 4001(a)(14) of ERISA or Section 414(b) or (c) of the Code (an “ERISA Affiliate Plan”). No ERISA Affiliate Plan is subject to Title IV of ERISA. None of FC, any of its Subsidiaries or any ERISA Affiliate has contributed, or has been obligated to contribute, to a multiemployer plan under Subtitle E of Title IV of ERISA at any time since September 26, 1980. To the knowledge of FC, there is no pending investigation or enforcement action by the Department of Labor or IRS or any other governmental agency with respect to any Compensation and Benefit Plan.

(iv) All contributions required to be made under the terms of any Compensation and Benefit Plan or ERISA Affiliate Plan have been timely made in cash or have been reflected on the FC Financial Statements (as defined in Section 5.03(g)) as of December 31, 2005. Neither any Pension Plan nor any ERISA Affiliate Plan has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA.

(v) Neither FC nor any of its Subsidiaries has any obligations to provide retiree health and life insurance or other retiree death benefits under any Compensation and Benefit Plan, other than benefits mandated by Section 4980B of the Code. There has been no communication to Employees by FC or any of its Subsidiaries that would reasonably be expected to promise or guarantee such Employees retiree health or life insurance or other retiree death benefits on a permanent basis.

Appendix A-20

(vi) FC and its Subsidiaries do not maintain any Compensation and Benefit Plans covering foreign Employees.

(vii) With respect to each Compensation and Benefit Plan, if applicable, FC has provided or made available to BB&T true and complete copies of existing: (A) Compensation and Benefit Plan documents and amendments thereto; (B) trust instruments and insurance contracts; (C) two most recently-filed Form 5500s; (D) most recent actuarial report and financial statement; (E) the most recent summary plan description; (F) all top hat notices filed with the Department of Labor; (G) most recent determination letter issued by the IRS; (H) any Form 5310 or Form 5330 filed with the IRS; (I) most recent nondiscrimination tests performed under ERISA and the Code (including 401(k) and 401(m) tests); and (J) all analysis, testing and reports for the FC KSOP relating to Code Section 409(p).

(viii) Except as disclosed on Section 5.03(m)(viii) of FC’s Disclosure Schedule, the consummation of the transactions contemplated by this Agreement would not, directly or indirectly (including, without limitation, as a result of any termination of employment prior to or following the Effective Time) reasonably be expected to (A) entitle any Employee, Consultant or Director to any payment (including severance pay or similar compensation) or any increase in compensation, (B) result in the vesting or acceleration of any benefits under any Compensation and Benefit Plan or (C) result in any material increase in benefits payable under any Compensation and Benefit Plan.

(ix) Neither FC nor any of its Subsidiaries maintains any compensation plans, programs or arrangements the payments under which would not reasonably be expected to be deductible as a result of the limitations under Section 162(m) of the Code and the regulations issued thereunder.

(x) Except as disclosed on Section 5.03(m)(x) of FC’s Disclosure Schedule, as a result, directly or indirectly, of the transactions contemplated by this Agreement (including, without limitation, as a result of any termination of employment prior to or following the Effective Time), none of BB&T, FC or the Surviving Corporation, or any of their respective Subsidiaries will be obligated to make a payment that would be characterized as an “excess parachute payment” to an individual who is a “disqualified individual” (as such terms are defined in Section 280G of the Code) of FC on a consolidated basis, without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the future.

(xi) Section 5.03(m)(xi) of FC’s Disclosure Schedule identifies each Compensation and Benefit Plan that is or has ever been a “nonqualified deferred compensation plan” within the meaning of Code Section 409A and associated Treasury Department guidance, including IRS Notice 2005-1 and Proposed Treasury Regulations Sections 1.409A-1 et seq. (collectively “409A”) (each such plan a “NQDC Plan”). Except as provided in Section 5.03(m)(xi) of FC’s Disclosure Schedule, each NQDC Plan (i) has been operated, notwithstanding any terms to the contrary, in full compliance with 409A as of January 1, 2005, (ii) has been operated and amended in full compliance with 409A as of January 1, 2005, or (iii) does not provide for the payment of any benefits that have or will be deferred or vested after December 31, 2004, and since October 3, 2004, has not been “materially modified” within the meaning of 409A.

(xii) FC and the FC KSOP have complied, and will comply, with the pass-through voting requirements of Code Section 409(e).

(n)	Labor Matters. Neither FC nor any of its Subsidiaries is a party to or is bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is FC or any of its Subsidiaries the subject of a proceeding asserting that it or any such Subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel FC or any such Subsidiary to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it or any of its Subsidiaries pending or, to FC’s knowledge, threatened, nor is FC aware of any activity involving its or any of its Subsidiaries’ employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

Appendix A-21

(o)	Takeover Laws. FC has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any “moratorium”; “control share”, “fair price”, “affiliate transaction”, “business combination” or other antitakeover laws and regulations of any state (collectively, “Takeover Laws”) applicable to it, including, without limitation, the State of Tennessee. FC has taken all action required to be taken by it in order to make this Agreement and the transactions contemplated hereby comply with, and this Agreement and the transactions contemplated hereby do comply with, the requirements of any Articles, Sections or provisions of FC’s or its Subsidiaries’ Articles of Incorporation or Bylaws concerning “business combination,” “fair price,” “voting requirement,” “constituency requirement” or other related provisions (collectively, the “Takeover Provisions”).

(p)	Environmental Matters. Except as Previously Disclosed, to FC’s knowledge, neither the conduct nor operation of FC or its Subsidiaries nor any condition of any property presently or previously owned, leased or operated by any of them (including, without limitation, in a fiduciary or agency capacity), or on which any of them holds a Lien, violates or violated Environmental Laws and to FC’s knowledge, no condition has existed or event has occurred with respect to any of them or any such property that, with notice or the passage of time, or both, is reasonably likely to result in liability under Environmental Laws. Neither FC nor any of its Subsidiaries has used or stored any Hazardous Material in, on, or at any property presently or previously owned, leased or operated by any of them in violation of any Environmental Law. To FC’s knowledge, neither FC nor any of its Subsidiaries has received any notice from any Person that FC or its Subsidiaries or the operation or condition of any property ever owned, leased, operated, or held as collateral or in a fiduciary capacity by any of them are or were in violation of or otherwise are alleged to have liability under any Environmental Law, including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of any pollutants, contaminants, or hazardous or toxic wastes, substances or materials at, on, beneath, or originating from any such property. Neither FC nor any of its Subsidiaries is the subject of any action, claim, litigation, dispute, investigation or other proceeding with respect to violations of, or liability under, any Environmental Law. FC and each of its Subsidiaries has timely filed all reports and notifications required to be filed with respect to all of its operations and properties presently or previously owned, leased or operated by any of them and has generated and maintained all required records and data under all applicable Environmental Laws.

(q)

Tax Matters.  (i) FC and its Subsidiaries have duly and timely filed all Tax Returns required to be filed with respect to all applicable Taxes, (ii) no penalties or other charges are or will become due with respect to any such Tax Returns as the result of the late filing thereof, (iii) all of such Tax Returns are true, correct and complete in all material respects, (iv) FC and its Subsidiaries have paid all Taxes due or claimed to be due by any taxing authority whether or not shown on any Tax Return and whether or not a Tax Return was required, (v) FC and its Subsidiaries have established reserves in the FC Financial Statements (as defined in Section 5.03(g)) for Taxes which are sufficient for the payment of all unpaid Taxes as of the dates thereof, whether or not such Taxes are disputed or are yet due and payable, for or with respect to the period, and for which FC and its Subsidiaries may be liable in its own right or as a transferee of the assets of, or successor to, any corporation, limited liability company, person, association, partnership, joint venture or other entity and neither FC nor its Subsidiaries shall have any liability for Taxes in excess of such reserves, (vi) FC and its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent consultant, creditor, member or other third party, (vii) FC and its Subsidiaries have no liability for Taxes payable for or with respect to any periods prior to and including the Effective Time in excess of the amounts actually paid prior to the Effective Time or reserved for in the in the FC Financial Statements (as defined in Section 5.03(g)) and (viii) FC and its Subsidiaries have furnished or otherwise made available to BB&T true and correct copies of all Tax Returns and all written communications relating to any such Tax Returns or to any deficiency or claim proposed and/or asserted, irrespective of the outcome of such matter, but only to the extent such items relate to tax years (a) which are subject to an audit, investigation,

Appendix A-22

examination or other proceeding, or (b) with respect to which the statute of limitations has not expired. Except as Previously Disclosed, (i) the Tax Returns referred to in clause 5.03(q)(i), above, have been examined by the IRS or the appropriate state, local or foreign taxing authority or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired, (ii) all deficiencies asserted or assessments made as a result of such examinations have been paid in full, (iii) no issues that have been raised by the relevant taxing authority in connection with the examination of any of the Tax Returns referred to in clause (i) are currently pending, (iv) no waivers of or extensions of the statutes of limitation (with respect to collection or assessment of Taxes) have been given by or requested with respect to any Taxes of FC or its Subsidiaries, (v) no power of attorney granted by FC or its Subsidiaries with respect to any tax matters is currently in force, (vi) no claim has ever been made by any taxing authority in any jurisdiction in which FC and/or its Subsidiaries does not file Tax Returns that FC and/or its Subsidiaries is or may be subject to taxation by that jurisdiction, (vii) neither FC nor any of its Subsidiaries are a party to any agreement relating to the sharing, allocation or payment of, or indemnity for, Taxes, (viii) FC has made a valid and timely election to be treated as an S Corporation for federal income tax purposes for the tax year beginning January 1, 2001 and each of the Subsidiaries made a valid and timely election to be treated as a qualified subchapter s subsidiary (“Qsub”) for federal income tax purposes for the tax year beginning January 1, 2001 and such S corporation and Qsub elections continue in effect and no action has been taken by any person, the Internal Revenue Service or tax authority to terminate or otherwise challenge the validity of such elections, (ix) FC and its Subsidiaries have disclosed on its Tax Returns all positions taken therein that could reasonably be expected to give use to a substantial understatement of Tax within the meaning of Section 6662 of Code (or any similar provision under any state, local, or foreign tax law), (x) neither FC nor any of its Subsidiaries have engaged in any “reportable transactions” as defined in Section 6707A, (xi) FC and its Subsidiaries are in compliance with, and its records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and tax withholding requirements under federal, state, and local tax laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Code, and (xii) neither FC nor any of its Subsidiaries has made any payments, is obligated to make any payments, or is a party to any contract that could obligate it to make any payments that would be disallowed as a deduction under Section 280G or 162(m) of the Code. As of the date hereof, neither FC nor any of its Subsidiaries has any reason to believe that any conditions exist that might prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. No Tax is required to be withheld pursuant to Section 1445 of the Code as a result of the transfer contemplated by this Agreement.

(r)	Risk Management Instruments. All material interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for FC’s own account, or for the account of one or more of FC’s Subsidiaries or their customers (all of which are listed on FC’s Disclosure Schedule), were entered into (i) in accordance with prudent business practices and all applicable laws, rules, regulations and regulatory policies and (ii) with counterparties believed to be financially responsible at the time; and each of them constitutes the valid and legally binding obligation of FC or one of its Subsidiaries, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and is in full force and effect. Neither FC nor its Subsidiaries, nor to FC’s knowledge any other party thereto, is in breach of any of its obligations under any such agreement or arrangement.

(s)	Books and Records. The books and records of FC and its Subsidiaries have been fully, properly and accurately maintained in all material respects, have been maintained in accordance with sound business practices in the banking industry, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein and they fairly reflect the substance of events and transactions included therein.

Appendix A-23

(t)	Insurance. FC’s Disclosure Schedule sets forth all of the insurance policies, binders, or bonds maintained by FC or its Subsidiaries. FC and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of FC reasonably has determined to be prudent in accordance with industry practices. All such insurance policies are in full force and effect; FC and its Subsidiaries are not in material default thereunder; and all claims thereunder have been filed in due and timely fashion.

(u)	FC Off Balance Sheet Transactions. Section 5.03(u) of FC’s Disclosure Schedule sets forth a true and complete list of all affiliated FC entities, including without limitation all special purpose entities, limited purpose entities and qualified special purpose entities, in which FC or any of its Subsidiaries or any officer or director of FC or any of its Subsidiaries has an economic or management interest. Section 5.03(u) of FC’s Disclosure Schedule also sets forth a true and complete list of all transactions, arrangements, and other relationships between or among any such FC affiliated entity, FC, any of its Subsidiaries, and any officer or director of FC or any of its Subsidiaries that are not reflected in the consolidated financial statements of FC (each, a “FC Off Balance Sheet Transaction”), along with the following information with respect to each such FC Off Balance Sheet Transaction: (i) the business purpose, activities, and economic substance; (ii) the key terms and conditions; (iii) the potential risk to FC or any of its Subsidiaries; (iv) the amount of any guarantee, line of credit, standby letter of credit or commitment, or any other type of arrangement, that could require FC or any of its Subsidiaries to fund any obligations under any such transaction; and (v) any other information that could have a Material Adverse Effect on FC or any of its Subsidiaries.

(v)	Disclosure. The representations and warranties contained in this Section 5.03 do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Section 5.03 not misleading.

(w)	Material Adverse Change. Except as Previously Disclosed, FC has not, on a consolidated basis, suffered a change in its business, financial condition or results of operations since December 31, 2004 that has had a Material Adverse Effect on FC.

(x)	Absence of Undisclosed Liabilities. Except as Previously Disclosed, neither FC nor any of its Subsidiaries has any liability (contingent or otherwise) that is material to FC on a consolidated basis, or that, when combined with all liabilities as to similar matters would be material to FC on a consolidated basis, except as disclosed in the FC Financial Statements (as defined in Section 5.03(g)).

(y)	Properties. FC and its Subsidiaries have good and marketable title, free and clear of all liens, encumbrances, charges, defaults or equitable interests to all of the properties and assets, real and personal, reflected on the FC Financial Statements (as defined in Section 5.03(g)) as being owned by FC as of December 31, 2004 or acquired after such date, except (i) statutory liens for amounts not yet due and payable, (ii) pledges to secure deposits and other liens incurred in the ordinary course of banking business, (iii) such imperfections of title, easements, encumbrances, liens, charges, defaults or equitable interests, if any, as do not affect the use of properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, (iv) dispositions and encumbrances in the ordinary course of business, and (v) liens on properties acquired in foreclosure or on account of debts previously contracted. All leases pursuant to which FC or any of its Subsidiaries, as lessee, leases real or personal property (except for leases that have expired by their terms or that FC or any such Subsidiary has agreed to terminate since the date hereof) are valid without default thereunder by the lessee or, to FC’s knowledge, the lessor.

(aa)

Loans.  Each loan reflected as an asset in the FC Financial Statements (as defined in Section 5.03(g)) and each balance sheet date subsequent thereto (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens and security interests that have been perfected, and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or

Appendix A-24

affecting creditors’ rights and to general equity principles. Except as Previously Disclosed, as of December 31, 2005, each Bank is not a party to a loan, including any loan guaranty, with any director, executive officer or 5% shareholder of FC or any of its Subsidiaries or any Person controlling, controlled by or under common control with any of the foregoing. All loans and extensions of credit that have been made by the Banks that are subject either to Section 22(b) of the Federal Reserve Act, as amended, or to Part 349 of the rules and regulations promulgated by the FDIC, comply therewith.

(bb)	Allowance for Loan Losses. The allowance for loan losses reflected on the FC Financial Statements (as defined in Section 5.03(g)), as of their respective dates, is adequate in all material respects under the requirements of GAAP to provide for reasonably incurred losses on outstanding loans.

(cc)	Repurchase Agreements. With respect to all agreements pursuant to which FC or any of its Subsidiaries has purchased securities subject to an agreement to resell, if any, FC or such Subsidiary, as the case may be, has a valid, perfected first lien or security interest in or evidence of ownership in book entry form of the government securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.

(dd)	Deposit Insurance. The deposits of the Banks are insured by the FDIC in accordance with The Federal Deposit Insurance Act (“FDIA”), and each Bank has paid all assessments and filed all reports required by the FDIA.

(ee)	Annual Disclosure Statement. FC is in compliance with Part 350 of the rules and regulations promulgated by the FDIC concerning disclosure requirements, including the preparation of an annual disclosure statement, and the signature and attestation requirements provided and to be provided pursuant to such Part are accurate.

(ff)	Bank Secrecy Act, Anti-Money Laundering and OFAC and Customer Information. FC is not aware of, has not been advised of, and has no reason to believe that any facts or circumstances exist, which would cause it or any of its Subsidiaries to be deemed (i) to be operating in violation in any material respect of the Bank Secrecy Act, the Patriot Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (ii) not to be in satisfactory compliance in any material respect with the applicable privacy and customer information requirements contained in any federal and state privacy laws and regulations, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder, as well as the provisions of the information security program adopted by FC pursuant to 12 C.F.R. Part 40. It is not aware of any facts or circumstances that would cause it to believe that any non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner that would cause it or any of its Subsidiaries to undertake any material remedial action. The FC Board (or, where appropriate, the board of directors of any of FC’s Subsidiaries) has adopted and implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the Patriot Act and such anti-money laundering program meets the requirements in all material respects of Section 352 of the Patriot Act and the regulations thereunder, and it (or such other of its Subsidiaries) has complied in all material respects with any requirements to file reports and other necessary documents as required by the Patriot Act and the regulations thereunder.

(gg)	No Right to Dissent. Nothing in the Articles of Incorporation or the Bylaws of FC or any of its Subsidiaries provides or would provide to any Person, including without limitation the holders of FC Common Stock, upon execution of this Agreement and consummation of the transactions contemplated hereby and thereby, rights of dissent and appraisal of any kind other than as permitted under Chapter 23 of the TBCA.

(hh)	Fairness Opinion. The FC Board has received the written opinion letter of each of its financial advisors, Hovde Financial, LLC and Southard Financial, to the effect that the Merger Consideration to

Appendix A-25

be received by the holders of FC Common Stock in the Parent Merger is fair to such holders from a financial point of view. True and complete copies of such opinions have been delivered to BB&T.

5.04 Representations and Warranties of BB&T.  Subject to Sections 5.01 and 5.02 and except as Previously Disclosed in a paragraph of its Disclosure Schedule corresponding to the relevant paragraph below, BB&T hereby represents and warrants to FC as follows:

(a) Organization, Standing and Authority.  BB&T is a corporation duly organized, validly existing and in good standing under the laws of the State of North Carolina. BB&T is duly qualified to do business and is in good standing in the State of Carolina and any foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified. BB&T is registered as a financial holding company under the Bank Holding Company Act of 1956, as amended. BB&T Bank is a state banking association duly organized, validly existing and in good standing under the laws of the State of North Carolina. BB&T Bank is duly qualified to do business and is in good standing in the State of North Carolina and any foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified.

(b) BB&T Stock

(i) The authorized capital stock of BB&T consists of (i) 5,000,000 shares of preferred stock, par value $5.00 per share, of which 2,000,000 shares have been designated as Series B Junior Participating Preferred Stock and the remainder are undesignated, and none of which shares are issued and outstanding, and (ii) 1,000,000,000 shares of BB&T Common Stock, par value $5.00 per share, of which 542,810,280 shares were outstanding as of November 30, 2005. The outstanding shares of BB&T Common Stock have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, and subject to no preemptive rights (and were not issued in violation of any preemptive rights).

(ii) The shares of BB&T Common Stock to be issued in exchange for shares of FC Common Stock in the Merger, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and subject to no preemptive rights.

(c) Corporate Power.  Each of BB&T and its Subsidiaries has the corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets; and BB&T has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

(d) Corporate Authority; Authorized and Effective Agreement.  This Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of BB&T and the BB&T Board prior to the date hereof and no shareholder approval is required on the part of BB&T. The Agreement to Merge, when executed by BB&T Bank, shall have been approved by the Board of Directors of BB&T Bank and by the BB&T Board, as the sole shareholder of BB&T Bank. This Agreement is a valid and legally binding agreement of BB&T, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors rights or by general equity principles).

(e) Regulatory Approvals; No Defaults.

(i) No consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by BB&T or any of its Subsidiaries in connection with the execution, delivery or performance by BB&T of this Agreement or to consummate the Merger except for (A) the filing of applications, notices or the Agreement to Merge, as applicable, with the federal and state banking authorities; (B) the filing and declaration of effectiveness of the Registration Statement; (C) the filings of the articles of merger with the North Carolina Secretary of State pursuant to the NCBCA and the articles of merger with the Tennessee Secretary of State pursuant to the TBCA; (D) such filings as are required to be made or approvals as are required to be obtained

Appendix A-26

under the securities or “Blue Sky” laws of various states in connection with the issuance of BB&T Common Stock in the Merger; and (E) receipt of the approvals set forth in Section 7.01(b). As of the date hereof, BB&T is not aware of any reason why the approvals set forth in Section 7.01(b) will not be received without the imposition of a condition, restriction or requirement of the type described in Section 7.01(b).

(ii) Subject to the satisfaction of the requirements referred to in the preceding paragraph and expiration of the related waiting periods, and required filings under federal and state securities laws, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of BB&T or of any of its Subsidiaries or to which BB&T or any of its Subsidiaries or properties is subject or bound, (B) constitute a breach or violation of, or a default under, the Articles of Incorporation or Bylaws (or similar governing documents) of BB&T or any of its Subsidiaries, or (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture or instrument.

(f) Financial Reports and SEC Documents; Material Adverse Effect.

(i) BB&T’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, and all other reports, registration statements, definitive proxy statements or information statements filed or to be filed by it or any of its Subsidiaries with the SEC subsequent to December 31, 2004 under the Securities Act, or under Section 13, 14 or 15(d) of the Exchange Act, in the form filed or to be filed (collectively, “BB&T SEC Documents”) as of the date filed, (A) complied or will comply in all material respects with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (B) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and each of the balance sheets or statements of condition contained in or incorporated by reference into any such BB&T SEC Document (including the related notes and schedules thereto) fairly presents, or will fairly present, the financial position of BB&T and its Subsidiaries as of its date, and each of the statements of income or results of operations and changes in shareholders’ equity and cash flows or equivalent statements in such BB&T SEC Documents (including any related notes and schedules thereto) fairly presents, or will fairly present, the results of operations, changes in shareholders’ equity and cash flows, as the case may be, of BB&T and its Subsidiaries for the periods to which they relate, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein, subject to normal year-end audit adjustments and the absence of footnotes in the case of unaudited statements.

(ii) Since December 31, 2004, no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of Section 5.04 or otherwise), is reasonably likely to have a Material Adverse Effect with respect to BB&T, except as disclosed in the BB&T SEC Documents.

(g) Brokerage and Finder’s Fees.  BB&T has not employed any broker, finder, or agent, or agreed to pay or incurred any brokerage fee, finder’s fee, commission or other similar form of compensation in connection with this Agreement or the transactions contemplated hereby.

Appendix A-27

ARTICLE VI

COVENANTS

6.01 Reasonable Best Efforts.  Subject to the terms and conditions of this Agreement, each of FC and BB&T agrees to use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Merger as promptly as practicable and otherwise to enable consummation of the transactions contemplated hereby, including the satisfaction of the conditions set forth in Article VII hereof, and shall cooperate fully with the other party hereto to that end.

6.02 Shareholder Approval.  FC agrees to take, in accordance with applicable law and the FC Articles and FC Bylaws, all action necessary to convene an appropriate meeting of its shareholders to consider and vote upon the adoption of this Agreement and any other matters required to be approved or adopted by FC’s shareholders for consummation of the Merger (including any adjournment or postponement, the “FC Meeting”), as promptly as practicable after the Registration Statement is declared effective. The FC Board shall recommend that its shareholders adopt this Agreement at the FC Meeting unless the FC Board, after consultation with independent legal counsel, determines in good faith that it is probable that such recommendation would be a breach of its fiduciary duties under applicable Tennessee law and FC’s Articles.

6.03 Registration Statement.  (a) BB&T agrees to prepare, pursuant to all applicable laws, rules and regulations, a registration statement on Form S-4 (the “Registration Statement”) to be filed by BB&T with the SEC in connection with the issuance of BB&T Common Stock in the Merger (including the proxy statement and prospectus and other proxy solicitation materials of FC constituting a part thereof (the “Proxy Statement”) and all related documents). FC agrees to cooperate, and to cause its Subsidiaries to cooperate, with BB&T, its counsel and its accountants, in preparation of the Registration Statement and the Proxy Statement; and provided that FC and its Subsidiaries have cooperated as required above, BB&T agrees to file the Proxy Statement and the Registration Statement (together, the “Proxy/Prospectus”) with the SEC as promptly as reasonably practicable. Each of FC and BB&T agrees to use all reasonable efforts to cause the Proxy/Prospectus to be declared effective under the Securities Act as promptly as reasonably practicable after filing thereof. BB&T also agrees to use all reasonable efforts to obtain, prior to the effective date of the Registration Statement, all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement. FC agrees to furnish to BB&T all information concerning FC, its Subsidiaries, officers, directors and shareholders as may be reasonably requested in connection with the foregoing.

(b) Each of FC and BB&T agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement and any amendment or supplement thereto will, at the date of mailing to the FC shareholders and at the time of the FC Meeting, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or any statement which, in the light of the circumstances under which such statement is made, will be false or misleading with respect to any material fact, or which will omit to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier statement in the Proxy Statement or any amendment or supplement thereto. Each of FC and BB&T further agrees that if it shall become aware prior to the Effective Date of any information furnished by it that would cause any of the statements in the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take the necessary steps to correct the Proxy Statement.

Appendix A-28

(c) BB&T agrees to advise FC, promptly after BB&T receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of BB&T Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

6.04 Press Releases.  Each of FC and BB&T agrees that it will not, without the prior approval of the other party, which shall not be unreasonably withheld, issue any press release or written statement for general circulation relating to the transactions contemplated hereby, except as otherwise required by applicable law or regulation or NYSE rules.

6.05 Access; Information.  (a) FC agrees that upon reasonable notice and subject to applicable laws relating to the exchange of information, it shall afford BB&T and BB&T’s officers, employees, counsel, accountants and other authorized representatives, such access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation, tax returns and work papers of independent auditors), properties, personnel and to such other information as BB&T may reasonably request and, during such period, it shall furnish promptly to BB&T (i) a copy of each material report, schedule and other document filed by FC pursuant to federal or state securities or banking laws, and (ii) all other information concerning the business, properties and personnel of FC as BB&T may reasonably request.

(b) Each of BB&T and FC agrees that it will not, and will cause its representatives not to, use any information obtained pursuant to this Section 6.05 (as well as any other information obtained prior to the date hereof in connection with the entering into of this Agreement) for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. Subject to the requirements of law, each party will keep confidential, and will cause its representatives to keep confidential, all information and documents obtained pursuant to this Section 6.05 (as well as any other information obtained prior to the date hereof in connection with the entering into of this Agreement) unless such information (i) was already known to such party, (ii) becomes available to such party from other sources not known by such party to be bound by a confidentiality obligation, (iii) is disclosed with the prior written approval of the party to which such information pertains or (iv) is or becomes readily ascertainable from published information or trade sources. No investigation by either party of the business and affairs of the other shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to either party’s obligation to consummate the transactions contemplated by this Agreement.

(c) During the period from the date of this Agreement to the Effective Time, FC shall promptly furnish BB&T with copies of all monthly and other interim financial statements produced in the ordinary course of business as the same shall become available.

6.06 Acquisition Proposals.  FC agrees that it shall not, and shall cause its Subsidiaries and its Subsidiaries’ officers, directors, agents, advisors and affiliates not to, solicit or encourage inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential information to, or have any discussions with, any Person relating to, any Acquisition Proposal, except to the extent that the FC Board, after consultation with independent legal counsel, determines in good faith that it is probable that the failure to take such action would be a breach of its fiduciary duties under applicable Tennessee law and FC’s Articles. It shall immediately cease and cause to be terminated any activities, discussions or negotiations conducted prior to the date of this Agreement with any parties other than BB&T with respect to any of the foregoing and shall use its reasonable best efforts to enforce any confidentiality or similar agreement relating to an Acquisition Proposal. FC shall promptly advise BB&T following the receipt by FC of any Acquisition Proposal and the substance thereof (including the identity of the Person making such Acquisition Proposal), and advise BB&T of any material developments with respect to such Acquisition Proposal promptly upon the occurrence thereof.

Appendix A-29

6.07 Affiliate Agreements.  Not later than the 15th day prior to the mailing of the Proxy Statement, FC shall deliver to BB&T a schedule of each Person that, to the best of its knowledge, is or is reasonably likely to be, as of the date of the FC Meeting, deemed to be an “affiliate” of FC (each, a “FC Affiliate”) as that term is used in Rule 145 under the Securities Act. FC shall cause each Person who may be deemed to be a FC Affiliate to execute and deliver to FC on or before the date of mailing of the Proxy Statement an agreement in the form attached hereto as Exhibit A. FC shall deliver such executed affiliate agreements to BB&T at the Closing.

6.08 Takeover Laws.  No party hereto shall take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any Takeover Law and each of them shall take all necessary steps within its control to exempt (or ensure the continued exemption of) the transactions contemplated by this Agreement from, or, if necessary, challenge the validity or applicability of, any applicable Takeover Law, as now or hereafter in effect. Neither party will take any action that would cause the transactions contemplated hereby not to comply with any Takeover Provisions and each of them will take all necessary steps within its control to make those transactions comply with (or continue to comply with) the Takeover Provisions.

6.09 Reports.  Each of FC and BB&T shall file (and shall cause FC’s Subsidiaries and BB&T’s Subsidiaries, respectively, to file), between the date of this Agreement and the Effective Time, all reports required to be filed by it with the Securities and Exchange Commission and any other Regulatory Authorities having jurisdiction over such party, and FC shall deliver to BB&T copies of all such reports promptly after the same are filed. Any financial statements contained in any reports to a Regulatory Authority shall be prepared in accordance with requirements applicable to such reports.

6.10 Exchange Listing.  BB&T will use all reasonable best efforts to cause the shares of BB&T Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, as promptly as practicable, and in any event before the Effective Time.

6.11 Regulatory Applications.  (a) BB&T and FC and their respective Subsidiaries shall cooperate and use their respective reasonable best efforts to prepare all documentation, to timely effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary to consummate the transactions contemplated by this Agreement. Each party hereto agrees that it will consult with the other party hereto with respect to the obtaining of all material permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other party apprised of the status of material matters relating to completion of the transactions contemplated hereby. Any initial filings with Governmental Authorities shall be made by BB&T as soon as reasonably practicable after the execution hereof but, provided that FC has cooperated as described above, in no event later than ninety (90) days after the date hereof. Subject to applicable laws relating to the exchange of information, each of BB&T and FC shall, to the extent practicable, consult with the other on all material written information submitted to any third party and/or any Governmental Authority in connection with the Merger and the other transactions contemplated by this Agreement. In exercising the foregoing right, each of such parties agrees to act reasonably and as promptly as practicable.

(b) Each party agrees, upon request, to furnish the other party with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other party or any of its Subsidiaries to any third party or Governmental Authority.

6.12 Indemnification.  (a) Following the Effective Date, BB&T shall indemnify, defend and hold harmless the present directors, officers and employees of FC and its Subsidiaries (each, an “Indemnified Party”) against all costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of actions or omissions occurring on or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement) to the fullest extent that FC is

Appendix A-30

permitted to indemnify (and advance expenses to) its directors, officers and employees under the laws of the State of Tennessee, the FC Articles and the FC Bylaws as in effect on the date hereof.

(b) For a period of three years from the Effective Time, BB&T shall use its reasonable best efforts to provide that portion of director’s and officer’s liability insurance that serves to reimburse the present and former officers and directors of FC or any of its Subsidiaries (determined as of the Effective Time) with respect to claims against such directors and officers arising from facts or events that occurred before the Effective Time, on terms no less favorable than those in effect on the date hereof; provided, however, that BB&T may substitute therefor policies providing at least comparable coverage containing terms and conditions no less favorable than those in effect on the date hereof; and provided, further, that officers and directors of FC or any Subsidiary may be required to make application and provide customary representations and warranties to BB&T’s insurance carrier for the purpose of obtaining such insurance; and provided, further, in no event shall the annual premium on such policy exceed 110% of the previous year’s annual premium payments (the “Maximum Amount”). If the amount of the premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, BB&T shall use its reasonable efforts to maintain the most advantageous policies of directors’ and officers’ liability insurance obtainable for a premium equal to the Maximum Amount.

(c) Any Indemnified Party wishing to claim indemnification under Section 6.12(a), upon learning of any claim, action, suit, proceeding or investigation described above, shall promptly notify BB&T thereof; provided that the failure so to notify shall not affect the obligations of BB&T under Section 6.12(a) unless and to the extent that BB&T is actually prejudiced as a result of such failure.

(d) If BB&T or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any entity, then and in each case, proper provision shall be made so that the successors and assigns of BB&T shall assume the obligations set forth in this Section 6.12.

6.13 Employment Agreements; FC KSOP; Other Employee Benefits.  (a) As of the date hereof, BB&T (or its specified Subsidiary) shall enter into five-year employment/consulting agreements with each of Kenneth H. Rayborn and F. Alan Smith (collectively, the “Employment/Consulting Agreements”), each of which shall become effective on the Effective Date if the Closing occurs as provided in Section 2.04 of this Agreement. Additionally, BB&T (or its specified Subsidiary) will offer (i) three-year employment agreements to each of Leland B. Rymer, J. Nicholas McGuire, Jr., James Quintrell, and K. Edward Rayborn (collectively, the “Employment Agreements”) and (ii) a three-year employment/consulting agreement to George Thorogood and two-year employment/consulting agreements to Melissa Finnell and Kathy Johnson (collectively, the “Consulting Agreements”), with each of such Employment Agreements and Consulting Agreements, if accepted, to be executed and become effective on the Effective Date.

(b) Effective on the Benefit Plan Determination Date with respect to the FC KSOP, BB&T shall cause such plan to be merged with the BB&T Corporation 401(k) Savings Plan (the “BB&T 401(k) Plan”), or to be frozen or to be terminated, in each case as determined by BB&T and subject to and conditional upon the receipt of all applicable regulatory or governmental approvals. Each employee of FC at the Effective Time (i) who is a participant in the FC KSOP, (ii) who becomes an employee of BB&T or of any of its Subsidiaries (the “Employer Entity”) immediately following the Effective Time, and (iii) who continues in the employment of an Employer Entity until the Benefit Plan Determination Date for the FC KSOP, shall be eligible to participate in the BB&T 401(k) Plan as of the Benefit Plan Determination Date. Any other employee of FC who is employed by an Employer Entity on or after the Benefit Plan Determination Date shall be eligible to be a participant in the BB&T 401(k) Plan upon complying with eligibility requirements. All rights to participate in the BB&T 401(k) Plan are subject to BB&T’s right to amend or terminate such plan. Until the Benefit Plan Determination Date, BB&T shall continue in effect for the benefit of participating employees the FC KSOP. For purposes of administering the BB&T 401(k) Plan, service with FC and its Subsidiaries shall be deemed to be service with BB&T for participation and vesting purposes, but not for purposes of benefit accrual. Any compensation earned

Appendix A-31

and deferred by employees of FC in the calendar year of the Benefit Plan Determination Date will be recognized by BB&T in the administration of the BB&T 401(k) Plan. If employees of FC were eligible to receive a matching contribution under the FC KSOP, then such FC employees will be eligible to receive any matching contribution provided under the BB&T 401(k) Plan. If employees of FC were not eligible to receive a matching contribution under the FC KSOP, then such FC employees must meet the matching contribution eligibility requirements under the BB&T 401(k) Plan before receiving any matching contribution under the BB&T 401(k) Plan. Each employee of FC or its Subsidiaries at the Effective Time who becomes an employee immediately following the Effective Time of an Employer Entity is referred to here as a “Transferred Employee.” Transferred Employees shall be included in any defined benefit plan sponsored or maintained by any Employer Entity following the Effective Time in accordance with the terms of such plan; provided, however, such Transferred Employees shall receive credit for service with FC and its Subsidiaries (and any predecessor entities to the extent such service was recognized by FC) prior to the Effective Time for purposes of participation, eligibility and vesting (but not for purposes of benefit accrual) under such defined benefit plan to the same extent as if such service were with the Employer Entity.

(c) Each Transferred Employee shall be eligible to participate in group hospitalization, medical, dental, life, disability and other welfare benefit plans and programs available to employees of the Employer Entity, subject to the terms of such plans and programs, as of the Benefit Plan Determination Date for each such plan or program, conditional upon the Transferred Employee’s being employed by an Employer Entity as of such Benefit Plan Determination Date and subject to complying with eligibility requirements of the respective plans and programs. With respect to any welfare benefit plan or program of FC that the Employer Entity determines, in its sole discretion, provides benefits of the same type or class as a corresponding plan or program maintained by an Employer Entity, the Employer Entity shall continue such FC plan or program in effect for the benefit of the Transferred Employees so long as they remain eligible to participate and until they shall become eligible to become participants in the corresponding plan or program maintained by the Employer Entity (and, with respect to any such plan or program, subject to complying with eligibility requirements and subject to the right of the Employer Entity to terminate such plan or program). For purposes of administering the welfare plans and programs subject to this Section 6.13, service with FC shall be deemed to be service with the Employer Entity for the purpose of determining eligibility to participate and vesting (if applicable) in such welfare plans and programs, but not for the purpose of computing benefits, if any, determined in whole or in part with reference to service (except as otherwise provided in Section 6.13(d)).

(d) Except to the extent of commitments herein or other contractual commitments, if any, specifically made or assumed hereunder by BB&T, neither BB&T nor any Employer Entity shall have any obligation arising from the Merger to continue any Transferred Employees in its employ or in any specific job or to provide to any Transferred Employee any specified level of compensation or any incentive payments, benefits or perquisites. Each Transferred Employee who is terminated by an Employer Entity subsequent to the Effective Time, excluding any employee who has a then existing contract explicitly providing for severance in lieu of severance plan benefits, shall be entitled to severance pay in accordance with the general severance policy of BB&T or of FC as then in effect, if and to the extent that such Transferred Employee is entitled to severance pay under the applicable policy. Prior to the Effective Date, BB&T shall determine which of such severance policies shall be applicable and shall give FC notice thereof, and the selected severance policy shall apply with respect to all Transferred Employees. Each Transferred Employee’s service with FC shall be treated as service with BB&T for purposes of determining the amount of severance pay, if any, under BB&T’s severance policy.

(e) BB&T agrees to honor all employment agreements, severance agreements and deferred compensation agreements that FC and its Subsidiaries have with their current and former employees and directors and which have been Previously Disclosed to BB&T pursuant to this Agreement, except to the extent any such agreements shall be superseded or terminated at the Closing or following the Effective Date. Except for the agreements described in the preceding sentence and except as otherwise provided in this Section 6.13, the employee benefit plans of FC shall, in the sole discretion of BB&T, be frozen, terminated or merged into comparable plans of BB&T, effective as BB&T shall determine in its sole discretion. Notwithstanding the immediately preceding

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sentence, BB&T will continue in effect the FC discretionary bonus plan and any other short-term bonus plans of FC (the “FC Bonus Arrangements”) until the later of (i) the date of completion of conversion of the data services systems of FC and its Subsidiaries to the data service systems of BB&T and its Subsidiaries, or (ii) the date that former FC executives are made parties to the BB&T Amended and Restated Short Term Incentive Plan (the “BB&T Bonus Plan”). If any former executive of FC would earn amounts under both the FC Bonus Arrangements and the BB&T Bonus Plan for any calendar year, BB&T shall make appropriate adjustments in the amounts earned under such programs to avoid duplication and to pro-rate the amount earned by such executive under the FC Bonus Arrangements and the BB&T Bonus Plan for the portion of the year in which such executive participated in each such plan.

6.14 Notification of Certain Matters.  Each of FC and BB&T shall give prompt notice to the other of any fact, event or circumstance known to it that (i) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (ii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein.

6.15 Dividend Coordination.  It is agreed by the parties hereto that they will cooperate to assure that as a result of the Merger, during any applicable period, there shall not be a payment of both a BB&T and a FC dividend. The parties further agree that if the Effective Date is at the end of a fiscal quarter, then they will cooperate to assure that the FC shareholders receive the dividend declared by BB&T, if any, rather than the dividend for that period, if any, declared by FC, except for any part of such dividend that is declared by FC for the purpose of satisfying the quarterly tax liabilities of the shareholders of FC through the Effective Time (given FC’s election to be treated as an S Corporation under Subchapter S of the Code) as may be estimated by FC in its reasonable discretion and consistent with past practice (with a proportional amount paid to the FC KSOP).

6.16 Advisory Board.  Each of the members of FC’s Board of Directors will be asked to serve on a BB&T local advisory board for the region formerly served by FC, and BB&T will pay compensation to such directors for their service on such BB&T local advisory board consistent with BB&T’s fee policies for advisory board members. In addition, BB&T shall cause the BB&T Bank Board of Directors to elect Kenneth H. Rayborn to the BB&T Bank Board of Directors. BB&T will pay compensation to Mr. Rayborn for his service on such board consistent with BB&T’s fee policy for service on such board.

6.17 Tax Treatment.  Each of BB&T and FC agrees not to take any actions subsequent to the date of this Agreement that would adversely affect the ability of FC and its shareholders to characterize the Merger as a tax-free reorganization under Section 368(a) of the Code, and each of BB&T and FC agrees to take such action as may be reasonably required, if such action may be reasonably taken to reverse the impact of any past actions that would adversely impact the ability for the Merger to be characterized as a tax-free reorganization under Section 368(a) of the Code.

6.18 No Breaches of Representations and Warranties.  Between the date of this Agreement and the Effective Time, without the written consent of the other party, each of BB&T and FC will not do any act or suffer any omission of any nature whatsoever that would cause any of the representations or warranties made in Article V of this Agreement to become untrue or incorrect in any material respect.

6.19 Consents.  Each of BB&T and FC shall use its best efforts to obtain any required consents to the transactions contemplated by this Agreement.

6.20 Insurance Coverage.  FC shall cause each of the policies of insurance listed in its Disclosure Schedule to remain in effect between the date of this Agreement and the Effective Date.

6.21 Correction of Information.  Each of BB&T and FC shall promptly correct and supplement any information furnished under this Agreement so that such information shall be correct and complete in all material

Appendix A-33

respects at all times, and shall include all facts necessary to make such information correct and complete in all material respects at all times, provided that any such correction that may result in a change to a party’s Disclosure Schedule shall not be made without the prior written consent of the other party.

6.22 Confidentiality.  Except for the use of information in connection with the Registration Statement described in Section 6.03 hereof and any other governmental filings required in order to complete the transactions contemplated by this Agreement, all information (collectively, the “Information”) received by each of FC and BB&T, pursuant to the terms of this Agreement shall be kept in strictest confidence; provided that, subsequent to the filing of the Registration Statement with the SEC, this Section 6.22 shall not apply to information included in the Registration Statement or to be included in the official Proxy/Prospectus to be sent to the shareholders of FC under Section 6.03. FC and BB&T agree that the Information will be used only for the purpose of completing the transactions contemplated by this Agreement. FC and BB&T agree to hold the Information in strictest confidence and shall not use, and shall not disclose directly or indirectly any of such Information except when, after and to the extent such Information (i) is or becomes generally available to the public other than through the failure of FC or BB&T to fulfill its obligations hereunder, (ii) was already known to the party receiving the Information on a nonconfidential basis prior to the disclosure or (iii) is subsequently disclosed to the party receiving the Information on a nonconfidential basis by a third party having no obligation of confidentiality to the party disclosing the Information. It is agreed and understood that the obligations of FC and BB&T contained in this Section 6.22 shall survive the Closing.

6.23 Tax Opinion.  Prior to the mailing of the Proxy Statement to FC’s shareholders as described in Section 6.03 hereof, BB&T shall use its reasonable best efforts to cause Womble Carlyle Sandridge & Rice, PLLC (“Womble Carlyle”), counsel to BB&T, to deliver to FC an opinion of Womble Carlyle to the effect that the Merger will constitute one or more reorganizations under Section 368 of the Code and that the shareholders of FC will not recognize any gain or loss, except (i) to the extent of any cash received by such shareholders in exchange for shares of FC Common Stock and (ii) with respect to cash received in lieu of fractional shares of BB&T Common Stock. Such opinion will be based, in part, upon such representations and certifications of the officers and/or representatives of BB&T, FC and their respective Subsidiaries reasonably requested by Womble Carlyle.

ARTICLE VII

CONDITIONS TO CONSUMMATION OF THE MERGER

7.01 Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligation of each of BB&T and FC to consummate the Merger is subject to the fulfillment or written waiver by BB&T and FC prior to the Effective Time of each of the following conditions:

(a)	Shareholder Approval. This Agreement shall have been duly adopted by the requisite vote of FC’s shareholders.

(b)	Regulatory Approvals. All regulatory approvals required to consummate the transactions contemplated hereby shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and no such approvals shall contain (i) any conditions, restrictions or requirements that the BB&T Board reasonably determines would either before or after the Effective Time have a Material Adverse Effect on BB&T after giving effect to the consummation of the Merger, or (ii) any conditions, restrictions or requirements that are not customary and usual for approvals of such type and that the BB&T Board reasonably determines would either before or after the Effective Date be unduly burdensome.

(c)	No Injunction. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) that is in effect and prohibits consummation of the transactions contemplated by this Agreement.

Appendix A-34

(d)	Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(e)	Exchange Listing. The shares of BB&T Common Stock to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

7.02 Conditions to Obligation of FC.  The obligation of FC to consummate the Merger is also subject to the fulfillment or written waiver by FC prior to the Effective Time of each of the following conditions:

(a)	Representations and Warranties. The representations and warranties of BB&T set forth in this Agreement shall be true and correct, subject to Section 5.02, as of the date of this Agreement and as of the Effective Date as though made on and as of the Effective Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date), and FC shall have received a certificate, dated the Effective Date, signed on behalf of BB&T by a Senior Executive Vice President or an Executive Vice President of BB&T to such effect.

(b)	Performance of Obligations of BB&T. BB&T shall have performed in all material respects all obligations required to be performed by BB&T under this Agreement at or prior to the Effective Time, and FC shall have received a certificate, dated the Effective Date, signed on behalf of BB&T by a Senior Executive Vice President or an Executive Vice President of BB&T to such effect.

7.03 Conditions to Obligation of BB&T.  The obligation of BB&T to consummate the Merger is also subject to the fulfillment or written waiver by BB&T prior to the Effective Time of each of the following conditions:

(a)	Representations and Warranties. The representations and warranties of FC set forth in this Agreement shall be true and correct, subject to Section 5.02, as of the date of this Agreement and as of the Effective Date as though made on and as of the Effective Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date) and BB&T shall have received a certificate, dated the Effective Date, signed on behalf of FC by the Chief Executive Officer and the Chief Financial Officer of FC to such effect.

(b)	Performance of Obligations of FC. FC shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and BB&T shall have received a certificate, dated the Effective Date, signed on behalf of FC by the Chief Executive Officer and the Chief Financial Officer of FC to such effect.

(c)	Opinion of FC’s Counsel. BB&T shall have received an opinion of Rothgerber, Johnson & Lyons LLP, counsel to FC, dated the Effective Date, to the effect that, on the basis of the facts, representations and assumptions set forth in the opinion, (i) FC is a corporation duly organized and in good standing under the laws of the State of Tennessee, (ii) this Agreement has been duly executed by FC and constitutes a binding obligation on FC, enforceable in accordance with its terms against FC, except as the same may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, and other similar laws relating to or affecting the enforcement of creditors’ rights generally, by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law) and by an implied covenant of good faith and fair dealing and (iii) that, assuming approval by FC’s shareholders, upon the filing of the articles of merger with the Tennessee Secretary of State, the Parent Merger shall become effective.

(d)	Affiliate Agreements. BB&T shall have received the agreements referred to in Section 6.07 from each affiliate of FC.

Appendix A-35

ARTICLE VIII

TERMINATION

8.01 Termination.  This Agreement may be terminated, and the Merger may be abandoned:

(a)	Mutual Consent. At any time prior to the Effective Time, by the mutual consent of BB&T and FC.

(b)	Breach. At any time prior to the Effective Time, by BB&T or FC in the event of either: (i) a breach by the other party of any representation or warranty contained herein (subject to the standard set forth in Section 5.02), which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach; or (ii) a breach by the other party of any of the covenants or agreements contained herein, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach, provided that (A) such breach (under either clause (i) or (ii)) would entitle the non-breaching party not to consummate the Merger under Article VII, and (B) the terminating party is not itself in material breach of any provision of this Agreement.

(c)	Delay. At any time prior to the Effective Time, by BB&T or FC, if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event that the Merger is not consummated by August 1, 2006, except to the extent that the failure of the Merger then to be consummated arises out of or results from the knowing action or inaction of the party seeking to terminate pursuant to this Section 8.01(c).

(d)	No Approval. By FC or BB&T in the event (i) the approval of any Governmental Authority required for consummation of the Merger and the other transactions contemplated by this Agreement shall have been denied by final nonappealable action of such Governmental Authority or an application therefore shall have been permanently withdrawn at the invitation, request or suggestion of a Governmental Authority; (ii) the FC shareholders fail to adopt this Agreement at the FC Meeting and approve the Merger; or (iii) any of the closing conditions have not been met as required by Article VII hereof.

(e)	Adverse Action. By BB&T, if (i) the FC Board submits this Agreement (or the plan of merger contained herein) to its shareholders without a recommendation for approval or with any adverse conditions on, or qualifications of, such recommendation for approval; or (ii) the FC Board otherwise withdraws or materially and adversely modifies (or discloses its intention to withdraw or materially and adversely modify) its recommendation referred to in Section 6.02; or (iii) the FC Board recommends to its shareholders an Acquisition Proposal other than the Merger.

8.02 Effect of Termination and Abandonment; Enforcement of Agreement.  In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, no party to this Agreement shall have any liability or further obligation to any other party hereunder except (i) as set forth in Sections 8.03 and 9.01; and (ii) that termination will not relieve a breaching party from liability or damages for any willful breach of this Agreement giving rise to such termination. Notwithstanding anything contained herein to the contrary, the parties hereto agree that irreparable damage will occur in the event that a party breaches any of its obligations, duties, covenants and agreements contained herein. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled by law or in equity.

8.03 Termination Fee.  FC shall pay to BB&T a termination fee in the amount of Six Million Dollars ($6,000,000) if:

(i) this Agreement is terminated by BB&T pursuant to Section 8.01(b) or 8.01(e) or by BB&T or FC pursuant to Section 8.01(d)(ii); and prior to such termination, an Acquisition Proposal with respect to FC was commenced, publicly proposed or publicly disclosed; and within 18 months after such termination, FC shall have entered into an agreement relating to an Acquisition Proposal or any Acquisition Proposal shall have been consummated; or

Appendix A-36

(ii) after receiving an Acquisition Proposal, the FC Board does not take action to convene the FC Meeting and/or recommend that FC shareholders adopt this Agreement; and within 18 months after such receipt, FC shall have entered into an agreement relating to an Acquisition Proposal or any Acquisition Proposal shall have been consummated.

Upon payment of the fee described in this Section 8.03, FC shall have no further liability to BB&T at law or in equity with respect to such termination under Section 8.01(b), 8.01(d)(ii) or 8.01(f), or with respect to the FC Board’s failure to take action to convene the FC Meeting and/or recommend that FC shareholders adopt this Agreement. FC acknowledges that the agreements contained in this Section 8.03 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, BB&T would not enter into this Agreement. Accordingly, if FC fails to pay timely any amount due pursuant to this Section 8.03 and, in order to obtain such payment, BB&T commences a suit that results in a judgment against FC for the amount payable to BB&T pursuant to this Section 8.03, FC shall pay to BB&T its costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amount so payable at the applicable Federal Funds rate.

ARTICLE IX

MISCELLANEOUS

9.01 Survival.  No representations, warranties, agreements and covenants contained in this Agreement shall survive the Effective Time (other than Sections 6.12, 6.13, 6.16, and 6.17 and this Article IX which shall survive the Effective Time) or the termination of this Agreement if this Agreement is terminated prior to the Effective Time (other than Sections 6.03(b), 6.04, 6.05(b), 8.02, and this Article IX which shall survive such termination).

9.02 Waiver; Amendment.  Prior to the Effective Time, any provision of this Agreement may be (i) waived by the party benefited by the provision, or (ii) amended or modified at any time, by an agreement in writing between the parties hereto executed in the same manner as this Agreement, except to the extent that any such amendment would violate applicable law or require resubmission of this Agreement or the plan of merger contained herein to the shareholders of FC.

9.03 Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original.

9.04 Governing Law.  This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of North Carolina applicable to contracts made and to be performed entirely within such State (except to the extent that mandatory provisions of Federal law are applicable).

9.05 Expenses.  Each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby, except that BB&T and FC will each bear and pay one-half of the following expenses: (a) the costs (excluding the fees and disbursements of counsel, financial advisors and accountants) incurred in connection with the preparation (including copying and printing and distributing) of the Registration Statement, the Proxy Statement and applications to Governmental Authorities for the approval of the Merger and (b) all listing, filing or registration fees, including, without limitation, fees paid for filing the Registration Statement with the SEC and any other fees paid for filings with Governmental Authorities.

9.06 Notices.  All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed given if personally delivered, telecopied (with confirmation) or mailed by registered or certified mail (return receipt requested) to such party at its address set forth below or such other address as such party may specify by notice to the parties hereto.

Appendix A-37

If to FC, to:

First Citizens Bancorp

2305 Keith Street

Cleveland, TN 37311

Attn: Kenneth H. Rayborn

Facsimile: (423) 479-6276

With a copy to:

Rothgerber Johnson & Lyons LLP

1200 17th Street, Suite 3000

Denver, CO 80202

Attn: Kevin M. Kelly, Esq.

Facsimile: (303) 623-9222

If to BB&T, to:

BB&T Corporation

150 S. Stratford Road

Winston-Salem, NC 27104

Attn: Christopher L. Henson

Facsimile: (336) 733-0340

with a copy to:

BB&T Legal Department

200 West Second Street, 3rd Floor

Winston-Salem, NC 27101

Attn: M. Patricia Oliver, Esq.

Facsimile: (336) 733-2189

9.07 Entire Understanding; No Third Party Beneficiaries.  This Agreement and any separate agreement entered into by the parties of even date herewith represent the entire understanding of the parties hereto with reference to the transactions contemplated hereby and thereby and this Agreement supersedes any and all other oral or written agreements heretofore made (other than any such separate agreement). Nothing in this Agreement, whether express or implied, is intended to confer upon any Person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

9.08 Interpretation; Effect.  When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of, or Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and are not part of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

9.09 Waiver of Jury Trial.  Each of the parties hereto hereby irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or related to this Agreement or the transactions contemplated hereby.

9.10 Severability.  If any provision of this Agreement or the application thereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions, or the application of such provision to Persons or circumstances other than those as to which it has been held invalid or unenforceable, will remain in full force and effect and will in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination, the parties will negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

Appendix A-38

9.11 Assignment.  BB&T and FC may not assign any of their rights or obligations under this Agreement to any other Person, except upon the prior written consent of the other party.

[signature page follows]

Appendix A-39

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

FIRST CITIZENS BANCORP

By:	/s/ KENNETH H. RAYBORN
Kenneth H. Rayborn
President and Chief Executive Officer

BB&T CORPORATION

By:	/s/ JOHN A. ALLISON IV
John A. Allison IV
Chairman and Chief Executive Officer

Appendix A-40

AMENDMENT NO. 1 TO MERGER AGREEMENT

This AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER, dated as of May 18, 2006 (this “Amendment”), is entered into by and among BB&T CORPORATION, a North Carolina corporation (“BB&T”) and First Citizens Bancorp, a Tennessee corporation (“FC”).

WHEREAS, BB&T and FC entered into that certain Agreement and Plan of Merger dated as of January 11, 2006 (the “Agreement”), providing for the merger of FC with and into BB&T upon the terms set forth in the Agreement; and

WHEREAS, pursuant to Section 9.02 of the Agreement, the parties desire to amend the Agreement to provide certain modifications to the Agreement as set forth below.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

AMENDMENTS

1.1 Amendments.  Section 8.01(c) of the Agreement shall be amended and restated in its entirety as follows:

(c)	Delay. At any time prior to the Effective Time, by BB&T or FC, if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event that the Merger is not consummated by October 1, 2006, except to the extent that the failure of the Merger then to be consummated arises out of or results from the knowing action or inaction of the party seeking to terminate pursuant to this Section 8.01(c).

1.2 Ratification.  The parties hereby ratify and confirm the terms of the Agreement, as amended by this Amendment. As amended hereby, the Agreement shall remain in full force and effect.

ARTICLE II

GENERAL PROVISIONS

2.1 Definitions.  Capitalized terms used but not otherwise defined herein have the meanings set forth in the Agreement.

2.2 Counterparts.  This Amendment may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party hereto and delivered to the other party, it being understood that all parties need not sign the same counterpart.

2.3 Governing Law.  This Amendment shall be governed by and construed in accordance with the laws of the State of North Carolina, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

Appendix A-41

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

FIRST CITIZENS BANCORP

By:	/s/ KENNETH H. RAYBORN
Kenneth H. Rayborn
President and Chief Executive Officer

BB&T CORPORATION

By:	/s/ JOHN A. ALLISON, IV
John A. Allison, IV
Chairman and Chief Executive Officer

Appendix A-42

Appendix B

HOVDE FINANCIAL, LLC

January 10, 2006

Board of Directors

First Citizens Bancorp

2305 Keith Street

P.O. Box 3300

Cleveland, TN 37311

Dear Members of the Board:

We understand that First Citizens Bancorp, a Tennessee corporation (“First Citizens”) and BB&T Corporation, a North Carolina corporation (“BB&T”), are about to enter into an Agreement and Plan of Merger (the “Agreement”), to-be-dated on or about January 12, 2005, pursuant to which First Citizens will merge with and into BB&T (the “Merger”). Capitalized terms not otherwise defined herein shall have the same meaning attributed to them in the Agreement.

As set forth in Section 3.01 of the Agreement, at the Effective Time each share of First Citizens Common Stock (excluding Company-Owned Stock and shares of First Citizens Common Stock held by BB&T) issued and outstanding immediately prior to the Effective Time shall be converted at the election of the holder thereof (in accordance with the election and allocation procedures set forth in Section 3.01(a), (d) and (g)) into either (i) shares of BB&T Common Stock based upon a fixed exchange ratio of 1.30 shares of BB&T Common Stock for each share of First Citizens Common Stock (subject to adjustment as set forth in Sections 3.05, the “Stock Exchange Ratio”); (ii) cash for each share of First Citizens Common Stock at a rate to be determined by multiplying (A) the Stock Exchange Ratio by (B) the average of the last sale price of BB&T Common Stock (as reported on NYSEnet.com or, if not reported thereon, in another authoritative source) for the five (5) trading days immediately preceding the Effective Date (subject to adjustment as set forth in Section 3.05, the “Cash Exchange Ratio”); or (iii) a combination of such shares of BB&T Common Stock and cash, as more fully set forth in Section 3.01(a)(iii) (collectively, the “Merger Consideration”). In aggregate, the total merger consideration to be paid by BB&T to First Citizens will be comprised of 75% in the form of BB&T Common Stock and 25% in the form of cash.

In connection with the Merger and the Agreement, you have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to be paid to the shareholders of First Citizens.

Hovde Financial LLC (“Hovde”), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bidding, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with First Citizens, having acted as its financial advisor in connection with, and having participated in the negotiations leading to, the Agreement.

We were retained by First Citizens to act as its financial advisor in connection with the Merger. We will receive compensation from First Citizens in connection with our services, a significant portion of which is contingent upon consummation of the Merger. First Citizens has agreed to indemnify us for certain liabilities arising out of our engagement.

During the course of our engagement and for the purposes of the opinion set forth herein, we have:

(i)	reviewed the Agreement;

Appendix B-1

January 10, 2006

(ii)	reviewed certain historical publicly available business and financial information concerning First Citizens and BB&T;

(iii)	reviewed certain internal financial statements and other financial and operating data concerning First Citizens;

(iv)	analyzed certain financial projections prepared by the managements of First Citizens and BB&T;

(v)	held discussions with members of the senior managements of First Citizens and BB&T for the purpose of reviewing the future prospects of First Citizens and BB&T, including financial forecasts related to the respective businesses, earnings, assets, liabilities and the amount and timing of cost savings (the “Synergies”) expected to be achieved as a result of the Merger;

(vi)	reviewed historical market prices and trading volumes of BB&T Common Stock;

(vii)	reviewed the terms of recent merger and acquisition transactions, to the extent publicly available, involving banks, thrifts and bank and thrift holding companies that we considered relevant;

(viii)	evaluated the pro forma ownership of BB&T’s Common Stock by First Citizens’ shareholders relative to the pro forma contribution of First Citizens’ assets, liabilities, equity and earnings to the combined company;

(ix)	analyzed the pro forma impact of the Merger on the combined company’s earnings per share, consolidated capitalization and financial ratios; and

(x)	performed such other analyses and considered such other factors as we have deemed appropriate.

We also took into account our assessment of general economic, market and financial conditions and our experience in other transactions as well as our knowledge of the banking industry and our general experience in securities valuations.

In rendering this opinion, we have assumed, without independent verification, the accuracy and completeness of the financial and other information and representations contained in the materials provided to us by First Citizens and BB&T and in the discussions with the managements of First Citizens and BB&T. In that regard, we have assumed that the financial forecasts, including, without limitation, the Synergies and projections regarding under-performing and nonperforming assets and net charge-offs have been reasonably prepared on a basis reflecting the best currently available information and judgments and estimates of First Citizens and BB&T and that such forecasts will be realized in the amounts and at the times contemplated thereby. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and have assumed that such allowances for First Citizens and BB&T are in the aggregate adequate to cover such losses. We were not retained to and did not conduct a physical inspection of any of the properties or facilities of First Citizens, BB&T or their respective subsidiaries. In addition, we have not reviewed individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities of First Citizens, BB&T or any of their respective subsidiaries and we were not furnished with any such evaluations or appraisals.

We have assumed that the Merger will be consummated substantially in accordance with the terms set forth in the Agreement. We have further assumed that the Merger will be accounted for as a purchase under generally accepted accounting principles. We have assumed that the Merger is, and will be, in compliance with all laws and regulations that are applicable to First Citizens, BB&T and its subsidiaries. In rendering this opinion, BB&T, First Citizens and we have assumed that there are no factors that would impede any necessary regulatory or governmental approval of the Merger and we have further assumed that, in the course of obtaining the necessary regulatory and governmental approvals, no restriction will be imposed on BB&T or the surviving corporations

Appendix B-2

January 10, 2006

that would have a material adverse effect on the surviving corporation or the contemplated benefits of the Merger. We have also assumed that no change in applicable law or regulation would occur that would cause a material adverse change in the prospects or operations of BB&T or any of the surviving corporations after the Merger.

Our opinion is based solely upon the information available to us and the economic, market and other circumstances, as they exist as of the date hereof. Events occurring and information that becomes available after the date hereof could materially affect the assumptions and analyses used in preparing this opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring or information that becomes available after the date hereof, except as otherwise agreed in our engagement letter.

We are not expressing any opinion herein as to the prices at which shares of BB&T Common Stock issued in the Merger may trade if and when they are issued or at any future time, nor does our opinion constitute a recommendation to any holder of First Citizens’ Common Stock as to how such holder should vote with respect to the Agreement at any meeting of holders of Calvary’s Common Stock.

This letter is solely for the information of the Board of Directors of First Citizens and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement or any other document, except in each case in accordance with our prior written consent which shall not be unreasonably withheld; provided, however, that we hereby consent to the inclusion and reference to this letter in any registration statement, proxy statement, information statement or tender offer document to be delivered to the holders of First Citizens’ Common Stock in connection with the Merger if and only if this letter is quoted in full or attached as an Exhibit to such document and this letter has not been withdrawn prior to the date of such document.

Subject to the foregoing and based on our experience as investment bankers, our activities and assumptions as described above, and other factors we have deemed relevant, we are of the opinion as of the date hereof that the Merger Consideration to be received by the holders of First Citizens’ Common Stock pursuant to the Agreement is fair, from a financial point of view, to the shareholders of First Citizens.

Sincerely,

/s/ Hovde Financial LLC

HOVDE FINANCIAL LLC

Appendix B-3

Appendix C

January 10, 2006

Board of Directors

First Citizens Bancorp

Cleveland, Tennessee

RE:	Fairness Opinion Relative to Pending Agreement and Plan of Reorganization of First Citizens Bancorp, Cleveland, Tennessee, with BB&T Corporation, Winston-Salem, North Carolina

Directors:

The Board of Directors of First Citizens Bancorp (“FCB” or the “Company”) retained Southard Financial, in its capacity as a financial valuation and consulting firm, to render its opinion of the fairness, from a financial viewpoint, of the acquisition of FCB by BB&T Corporation (“BBT”). Southard Financial and its principals have no past, present, or future contemplated financial, equity, or other interest in either FCB or BBT. This opinion is issued based upon financial data as of September 30, 2005 for FCB and BBT.

Southard Financial is a financial valuation consulting firm specializing in the valuation of closely-held companies and financial institutions. Since its founding in 1987, Southard Financial has provided nearly 3,000 valuation opinions for clients in 43 states. Further, Southard Financial provides valuation services for approximately 130 financial institutions annually. Southard Financial is independent of the parties to the merger.

Approach to Assignment

The key consideration in this fairness opinion is the adequacy of the total price paid by BBT. Under the terms of the merger, FCB will receive total consideration of about $141 to $143 million, based upon a market price of $42.50 per share for BBT. FCB shareholders may elect to receive $52.00 per share in cash, a fixed exchange ratio of 1.30 shares of BBT stock for each FCB share, or some combination of cash and BBT stock (no fractional shares will be issued), subject to the constraint that no more than 25% of the total consideration will be in cash. The final amount received by shareholders who elect some allocation other than the default allocation will be determined based upon the overall preferences of FCB shareholders and the aggregate terms of the merger. The approach to this assignment was to consider the following factors:

•	A review of the financial performance and position of FCB and the value of its common stock;

•	A review of the financial performance and position of BBT and the value of its common stock;

•	A review of recent bank merger transactions;

•	A review of the current and historical market prices of banks and bank holding companies in Tennessee and surrounding states;

•	A review of the investment characteristics of the common stock of FCB and BBT;

•	A review of the Agreement and Plan of Reorganization between BBT and FCB;

•	An evaluation of the impact of the merger on the expected return to the current shareholders of FCB; and,

•	An evaluation of other factors as was considered necessary to render this opinion.

It is Southard Financial’s understanding that the merger and resulting exchange of the stock of FCB for the outstanding common stock of BBT constitutes a non-taxable exchange for federal income tax purposes. The exchange of FCB stock for cash may have tax consequences. Because the form of consideration to be received by shareholders of FCB may include a combination of cash and common stock of BBT, the transaction may have tax consequences for all shareholders of FCB.

Appendix C-1

January 10, 2006

DUE DILIGENCE REVIEW PROCESS

Review of First Citizens Bancorp

Southard Financial reviewed the following information pertaining to FCB:

1.	Consolidated Reports of Condition and Income (“Call Report”) of First Citizens Bank, The Home Bank, and The Home Bank of Tennessee for the period ended September 30, 2005.

2.	Bank Holding Company Performance Report of FCB for the periods ended December 31, 2000-04, and September 30, 2005.

3.	Internal financial statements for the period ended November 30, 2005.

4.	Audited financial statements of First Citizens Bancorp for the periods ended December 31, 2002-04.

5.	Internal financial statements of FCB for the period ended November 30, 2005.

6.	Offer to Purchase up to 215,000 Shares of Common Stock of First Citizens Bancorp for Cash at $46.20 Per Share, dated April 20, 2005.

7.	Confidential Information Memorandum, January 2005.

8.	Additional pertinent information deemed necessary to render this opinion.

Southard Financial visited with the management of First Citizens Bancorp in Cleveland, Tennessee. Discussions included questions regarding the current and historical financial position and performance of FCB, its outlook for the future, and other pertinent factors.

Review of BB&T Corporation

Southard Financial reviewed the following information pertaining to BBT:

1.	SEC Form 10-K of BB&T Corporation for the fiscal year ended December 31, 2004.

2.	SEC Form 10-Q of BB&T Corporation for the quarterly period ended September 30, 2005.

3.	Various financial and other data from Yahoo! Finance.

4.	Additional pertinent information deemed necessary to render this opinion.

Southard Financial did not visit with the management of BB&T Corporation

Merger Documentation

Southard Financial reviewed the Agreement and Plan of Reorganization (the “Agreement”), draft dated December 28, 2005. Appropriate aspects of this Agreement were discussed with the management of FCB.

LIMITATIONS OF ANALYSIS

Although discussions with management and supporting documentation give Southard Financial comfort that its due diligence efforts were appropriate, Southard Financial has not conducted a physical examination of all FCB’s properties or facilities and has not obtained or been provided with any formal evaluation of such properties and facilities. Southard Financial has reviewed the financial information and other internal data provided, as well as other publicly available information, and while unable to verify the accuracy and completeness of such data and information, Southard Financial has judged the reasonableness thereof and made certain judgments thereto. The opinion is necessarily based upon market, economic and other considerations as they exist on, and can be evaluated as of the date of this letter.

Appendix C-2

January 10, 2006

Further, Southard Financial is not expressing any opinion as to the actual value of the common stock of BBT when issued to FCB’s shareholders pursuant to the merger, or the price at which shares of BBT will trade subsequent to the merger.

MAJOR CONSIDERATIONS

Numerous factors were considered in the overall review of the proposed merger. The review process included considerations regarding FCB, BBT, and the proposed merger. The major considerations are as follows:

First Citizens Bancorp

•	Historical earnings and dividend payments;

•	Outlook for future performance, earnings, and dividends;

•	Economic conditions and outlook in FCB’s market;

•	The competitive environment in FCB’s market;

•	Comparisons with peer banks and bank holding companies;

•	Potential risks in the loan and securities portfolios;

•	Recent minority stock transactions in FCB’s common stock; and

•	Other such factors as were deemed appropriate in rendering this opinion.

BB & T Corporation

•	Historical earnings and dividend payments;

•	Outlook for future performance, earnings, and dividends;

•	Economic conditions and outlook in BBT’s market;

•	The competitive environment in BBT’s market;

•	Comparisons with peer banks and bank holding companies;

•	Potential risks in the loan and securities portfolios;

•	Recent minority stock transactions in BBT’s common stock; and,

•	Other such factors as were deemed appropriate in rendering this opinion.

Common Factors

•	Historical and current bank merger pricing; and,

•	Current market prices for minority blocks of common stocks of banks and bank holding companies in Tennessee and surrounding states.

Appendix C-3

January 10, 2006

THE PROPOSED MERGER

•	The terms of the Agreement and Plan of Reorganization and the specific pricing of the merger;

•	Adequacy of the consideration paid to the shareholders of FCB;

•	The historical dividend payments of BBT and the likely impact on the dividend income of the current shareholders of FCB (equivalency of cash dividends);

•	The market for minority blocks of BBT common stock; and,

•	Other such factors as deemed appropriate.

OVERVIEW OF FAIRNESS ANALYSIS

In connection with rendering its opinion, Southard Financial performed a variety of financial analyses. Southard Financial believes that its analyses must be considered as a whole and that considering only selected factors could create an incomplete view of the analyses and the process underlying the opinion. The preparation of a fairness opinion is a complex process involving subjective judgment and is not susceptible to partial analyses. In its analyses, Southard Financial made numerous assumptions, many of which are beyond the control of FCB and BBT. Any estimates contained in the analyses prepared by Southard Financial are not necessarily indicative of future results or values, which may vary significantly from such estimates. Estimates of value of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. None of the analyses performed by Southard Financial was assigned greater significance than any other.

FAIRNESS OPINION

Based upon the analyses of the foregoing and such matters as were considered relevant, it is the opinion of Southard Financial that the terms of the offer for the acquisition of First Citizens Bancorp by BB & T Corporation pursuant to the Agreement and Plan of Reorganization are fair, from a financial viewpoint, to the shareholders of First Citizens Bancorp. It should be noted that based upon a market value of $42.50 per share for BBT, the exchange of FCB stock for cash will result in proceeds that are $3.25 per share less than would be received for the exchange into BBT stock. Nevertheless, there are advantages and disadvantages of electing the cash option versus stock option, and the desirability of either is subject to the risk characteristics of the stock and subject to the risk profile of each individual investor.

This opinion is solely for the use and benefit of the Board of Directors, and (except for inclusion in proxy materials to be sent to shareholders of FCB and in necessary regulatory applications) any summary of or reference to the opinion or any other reference to Southard Financial by FCB in connection with the merger will be subject to Southard Financial’s prior review and written approval, which shall not be unreasonably withheld. The opinion will not be included in summarized form, or referred to in any manner in materials distributed to the public or potential investors of FCB without Southard Financial’s prior written consent, which shall not be unreasonably withheld.

In accordance with recognized professional ethics, Southard Financial’s professional fees for this service are not contingent upon the opinion expressed herein. Thank you for this opportunity to be of service to First Citizens Bancorp.

Sincerely yours,

SOUTHARD FINANCIAL

/s/ Southard Financial

Appendix C-4

Appendix D

CHAPTER 23 OF THE TENNESSEE BUSINESS CORPORATION ACT

Chapter 23. Dissenters’ Rights

Part 1.    Right to Dissent and Obtain Payment for Shares

§ 48-23-101. Definitions

As used in this chapter, unless the context otherwise requires:

(1) “Beneficial shareholder” means the person who is a beneficial owner of shares held by a nominee as the record shareholder;

(2) “Corporation” means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer;

(3) “Dissenter” means a shareholder who is entitled to dissent from corporate action under § 48-23-102 and who exercises that right when and in the manner required by part 2 of this chapter;

(4) “Fair value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action;

(5) “Interest” means interest from the effective date of the corporate action that gave rise to the shareholder’s right to dissent until the date of payment, at the average auction rate paid on United States treasury bills with a maturity of six (6) months (or the closest maturity thereto) as of the auction date for such treasury bills closest to such effective date;

(6) “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation; and

(7) “Shareholder” means the record shareholder or the beneficial shareholder.

§ 48-23-102. Shareholders rights

(a) A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder’s shares in the event of, any of the following corporate actions:

(1) Consummation of a plan of merger to which the corporation is a party:

(A) If shareholder approval is required for the merger by § 48-21-104 or the charter and the shareholder is entitled to vote on the merger; or

(B) If the corporation is a subsidiary that is merged with its parent under § 48-21-105;

(2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

(3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one (1) year after the date of sale;

Appendix D-1

(4) An amendment of the charter that materially and adversely affects rights in respect of a dissenter’s shares because it:

(A) Alters or abolishes a preferential right of the shares;

(B) Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

(C) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

(D) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

(E) Reduces the number of shares owned by the shareholder to a fraction of a share, if the fractional share is to be acquired for cash under § 48-16-104; or

(5) Any corporate action taken pursuant to a shareholder vote to the extent the charter, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

(b) A shareholder entitled to dissent and obtain payment for the shareholder’s shares under this chapter may not challenge the corporate action creating the shareholder’s entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

(c) Notwithstanding the provisions of subsection (a), no shareholder may dissent as to any shares of a security which, as of the date of the effectuation of the transaction which would otherwise give rise to dissenters’ rights, is listed on an exchange registered under § 6 of the Securities Exchange Act of 1934, as amended, or is a “national market system security,” as defined in rules promulgated pursuant to the Securities Exchange Act of 1934, as amended.

§ 48-23-103. Partial dissenters; beneficial owners

(a) A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in the record shareholder’s name only if the record shareholder dissents with respect to all shares beneficially owned by any one (1) person and notifies the corporation in writing of the name and address of each person on whose behalf the record shareholder asserts dissenters’ rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the partial dissenter dissents and the partial dissenter’s other shares were registered in the names of different shareholders.

(b) A beneficial shareholder may assert dissenters’ rights as to shares of any one (1) or more classes held on the beneficial shareholder’s behalf only if the beneficial shareholder:

(1) Submits to the corporation the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights; and

(2) Does so with respect to all shares of the same class of which the person is the beneficial shareholder or over which the person has power to direct the vote.

Part 2.    Procedure for Exercise of Dissenters’ Rights

§ 48-23-201. Notice of shareholders right to dissent

(a) If proposed corporate action creating dissenters’ rights under § 48-23-102 is submitted to a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this chapter and be accompanied by a copy of this chapter.

Appendix D-2

(b) If corporate action creating dissenters’ rights under § 48-23-102 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters’ rights that the action was taken and send them the dissenters’ notice described in § 48-23-203.

(c) A corporation’s failure to give notice pursuant to this section will not invalidate the corporate action.

§ 48-23-202. Dissenting shareholders duties

(a) If proposed corporate action creating dissenters’ rights under § 48-23-102 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights must:

(1) Deliver to the corporation, before the vote is taken, written notice of the shareholder’s intent to demand payment for the shareholder’s shares if the proposed action is effectuated; and

(2) Not vote the shareholder’s shares in favor of the proposed action. No such written notice of intent to demand payment is required of any shareholder to whom the corporation failed to provide the notice required by § 48-23-201.

(b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for the shareholder’s shares under this chapter.

§ 48-23-203. Dissenters’ notice

(a) If proposed corporate action creating dissenters’ rights under § 48-23-102 is authorized at a shareholders’ meeting, the corporation shall deliver a written dissenters’ notice to all shareholders who satisfied the requirements of § 48-23-202.

(b) The dissenters’ notice must be sent no later than ten (10) days after the corporate action was authorized by the shareholders or effectuated, whichever is the first to occur, and must:

(1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

(2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(3) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the principal terms of the proposed corporate action and requires that the person asserting dissenters’ rights certify whether or not the person asserting dissenters’ rights acquired beneficial ownership of the shares before that date;

(4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than one (1) nor more than two (2) months after the date the subsection (a) notice is delivered; and

(5) Be accompanied by a copy of this chapter if the corporation has not previously sent a copy of this chapter to the shareholder pursuant to § 48-23-201.

§ 48-23-204. Shareholder demanding payment and depositing share certificates

(a) A shareholder sent a dissenters’ notice described in § 48-23-203 must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the dissenters’ notice pursuant to § 48-23-203(b)(3), and deposit the shareholder’s certificates in accordance with the terms of the notice.

(b) The shareholder who demands payment and deposits the shareholder’s share certificates under subsection (a) retains all other rights of a shareholder until these rights are cancelled or modified by the effectuation of the proposed corporate action.

Appendix D-3

(c) A shareholder who does not demand payment or deposit the shareholder’s share certificates where required, each by the date set in the dissenters’ notice, is not entitled to payment for the shareholder’s shares under this chapter.

(d) A demand for payment filed by a shareholder may not be withdrawn unless the corporation with which it was filed, or the surviving corporation, consents thereto.

§ 48-23-205. Restricting transfer of uncertificated shares

(a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is effectuated or the restrictions released under § 48-23-207.

(b) The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are cancelled or modified by the effectuation of the proposed corporate action.

§ 48-23-206. Payments to dissenters

(a) Except as provided in § 48-23-208, as soon as the proposed corporate action is effectuated, or upon receipt of a payment demand, whichever is later, the corporation shall pay each dissenter who complied with § 48-23-204 the amount the corporation estimates to be the fair value of each dissenter’s shares, plus accrued interest.

(b) The payment must be accompanied by:

(1) The corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen (16) months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(2) A statement of the corporation’s estimate of the fair value of the shares;

(3) An explanation of how the interest was calculated;

(4) A statement of the dissenter’s right to demand payment under § 48-23-209; and

(5) A copy of this chapter if the corporation has not previously sent a copy of this chapter to the shareholder pursuant to § 48-23-201 or § 48-23-203.

§ 48-23-207. Corporations failure to effectuate proposed action

(a) If the corporation does not effectuate the proposed action that gave rise to the dissenters’ rights within two (2) months after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(b) If, after returning deposited certificates and releasing transfer restrictions, the corporation effectuates the proposed action, it must send a new dissenters’ notice under § 48-23-203 and repeat the payment demand procedure.

§ 48-23-208. After-acquired shares; withholding payment

(a) A corporation may elect to withhold payment required by § 48-23-206 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the principal terms of the proposed corporate action.

Appendix D-4

(b) To the extent the corporation elects to withhold payment under subsection (a), after effectuating the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter’s demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter’s right to demand payment under § 48-23-209.

§ 48-23-209. Disagreement between dissenter and corporation regarding fair value

(a) A dissenter may notify the corporation in writing of the dissenter’s own estimate of the fair value of the dissenter’s shares and amount of interest due, and demand payment of the dissenter’s estimate (less any payment under § 48-23-206), or reject the corporation’s offer under § 48-23-208 and demand payment of the fair value of the dissenter’s shares and interest due, if:

(1) The dissenter believes that the amount paid under § 48-23-206 or offered under § 48-23-208 is less than the fair value of the dissenter’s shares or that the interest due is incorrectly calculated;

(2) The corporation fails to make payment under § 48-23-206 within two (2) months after the date set for demanding payment; or

(3) The corporation, having failed to effectuate the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within two (2) months after the date set for demanding payment.

(b) A dissenter waives the dissenter’s right to demand payment under this section unless the dissenter notifies the corporation of the dissenter’s demand in writing under subsection (a) within one (1) month after the corporation made or offered payment for the dissenter’s shares.

Part 3.    Judicial Appraisal of Shares

§ 48-23-301. Commencement of proceeding; parties; jurisdiction; judgment

(a) If a demand for payment under § 48-23-209 remains unsettled, the corporation shall commence a proceeding within two (2) months after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the two-month period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(b) The corporation shall commence the proceeding in a court of record having equity jurisdiction in the county where the corporation’s principal office (or, if none in this state, its registered office) is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(c) The corporation shall make all dissenters (whether or not residents of this state) whose demands remain unsettled, parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint one (1) or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(e) Each dissenter made a party to the proceeding is entitled to judgment:

(1) For the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus accrued interest, exceeds the amount paid by the corporation; or

Appendix D-5

(2) For the fair value, plus accrued interest, of the dissenter’s after-acquired shares for which the corporation elected to withhold payment under § 48-23-208.

§ 48-23-302. Costs and attorney fees

(a) The court in an appraisal proceeding commenced under § 48-23-301 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under § 48-23-209.

(b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable against:

(1) The corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of part 2 of this chapter; or

(2) Either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

Appendix D-6